AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
: ir@aiful.co.jp URL: http://www.aiful.co.jp

SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2007
WASH. D.C. 210 SECTION

March 13, 2007

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 8, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2006 to December 31, 2006 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada
Title: Chief of Investor Relations,
Investor Relations Office

3/21

Attachments

List of material information made public in Japan from October 1, 2006 to December 31, 2006

	Descriptions	Information (*) Provided to
Exhibit 1.	Semi-Annual Securities Report dated December 25, 2006 for the 30th Fiscal Year (Interim) from April 1, 2006 to September 30, 2006 (brief description in English)	DKALFB TSE/OSE
Exhibit 2.	Interim Financial Statements (Consolidated and Non-Consolidated) dated November 7, 2006 (English Translation)	TSE/OSE
Exhibit 3.	Data book (The Interim Period Ending March, 2007) dated November 7, 2006 (English Translation contained)	Public
Exhibit 3-A	Press Release dated October 10, 2006 with a title "AIFUL Announces Cancellation of 'Group Life Insurance for Consumer Credit' " (English translation)	Public
Exhibit 4.	Press Release dated October 23, 2006 with a title "AIFUL Announces Basic Outline of Merger by Absorption of Subsidiaries" (English translation)	Public
Exhibit 5.	Press Release dated October 26, 2006 with a title "AIFUL Announces Progress Report on Strengthening of Compliance Structure" (English translation)	Public
Exhibit 6.	Press Release dated October 30, 2006 with a title "AIFUL Announces Revision to Interim Financial Results Forecasts" (English translation)	Public

Exhibit 7.	Press Release dated November 7, 2006 with a title "AIFUL Announces Revision to Full Term Financial Results Forecasts" (English translation)	Public
Exhibit 8.	Press Release dated December 8, 2006 with a title "AIFUL Announces US Dollar Denominated Unsecured Notes Issues" (English translation)	Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

(Brief Description in English)

December 25, 2006

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of
the Securities and Exchange Law)

The 30th Fiscal Year (Interim)
from April 1, 2006
to September 30, 2006

This Semi-Annual Securities Report concerning the period from April 1, 2006 through September 30, 2006 (the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 25, 2006 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the period from April 1, 2006 through September 30, 2006.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Interim Financial Statements (Consolidated and Non-Consolidated) (The 1st half year of FY 2007 ended September 30, 2006) of the Company.

EXHIBIT2

MEMBERSHIP

November 7, 2006

Interim Financial Statements (Consolidated)

For the fiscal year ending March 31, 2007

AIFUL Corporation
Stock Code: 8515
(URL http://www.aiful.co.jp)

Stock Exchange: Tokyo, Osaka
Headquarters: Kyoto City

Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503 - 6050

Date of the Board of Directors' meeting to approve financial statements: November 7, 2006
Adoption of U.S. G.A.A.P.: No

I. Consolidated Results for the Interim Period (April 1, 2006 – September 30, 2006)

1. Consolidated Operating Results

(In millions of yen - rounded down, except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Interim Period Ended September 30, 2006	262,283	(3.9)%	27,744	(63.0)%	28,115	(62.9)%
Interim Period Ended September 30, 2005	272,802	6.4%	74,972	13.8%	75,757	15.5%
Fiscal Year Ended March 31, 2006	549,547	6.0%	125,116	(7.1)%	126,96	(6.2)%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2006	(179,564)	–	(1,267.91)	–
Interim Period Ended September 30, 2005	44,210	35.1%	312.20	312.13
Fiscal Year Ended March 31, 2006	65,827	(13.1)%	464.84	464.69

Notes: (1) Equity method investment gain or loss for:
- Interim period ended September 30, 2006: - million yen
- Interim period ended September 30, 2005: - million yen
- Fiscal year ended March 31, 2006: - million yen

(2) Average number of shares during:
- Interim period ended September 30, 2006: 141,622,661 shares
- Interim period ended September 30, 2005: 141,608,423 shares
- Fiscal year ended March 31, 2006: 141,613,814 shares

(3) Changes in accounting policies: None

(4) Percentage figures shown for operating revenue, operating income, etc., show year-on-year change.

2. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Interim Period Ended September 30, 2006	2,490,928	495,339	19.6	3,447.03
Interim Period Ended September 30, 2005	2,680,042	661,718	24.7	4,672.82
Fiscal Year Ended March 31, 2006	2,790,969	681,694	24.4	4,813.45

Note: Number of shares issued and outstanding:
- As of September 30, 2006: 141,622,498 shares
- As of September 30, 2005: 141,610,000 shares
- As of March 31, 2006: 141,622,876 shares

3. Consolidated Cash Flows

(In millions of yen - rounded down)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
Interim Period Ended September 30, 2006	120,518	45,104	(166,183)	133,832
Interim Period Ended September 30, 2005	(30,978)	365	46,004	124,542
Fiscal Year Ended March 31, 2006	(25,944)	(60,019)	111,185	134,376

4. Consolidated Companies and Companies to Which Equity Method Accounting Applies

Number of consolidated subsidiaries: 13 companies
Number of non-consolidated subsidiaries accounted for by the equity method: 0 companies
Number of affiliated companies accounted for by the equity method: 0 companies

5. Changes in application of consolidated accounting and equity method accounting

Consolidated subsidiaries:	(Newly included): 3 companies	(Excluded): 0 companies
Companies accounted for by the equity method:	(Newly included): 0 companies	(Excluded): 0 companies

II. Full Year Forecast (April 1, 2006 - March 31, 2007)

(In millions of yen, rounded down)

	Operating Revenue	Ordinary Income	Net Income (Loss)
Fiscal Year Ending March 31, 2007	508,714	20,000	(185,476)

Reference:

Forecast for earnings (loss) per share for fiscal year ending March 31, 2007: 1,309.65 yen

Caution Relating to Results Forecasts:

The above forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)

I. State of the Group

The AIFUL Group is composed of AIFUL Corporation ("AIFUL" below) and 13 consolidated subsidiaries, 19 non-consolidated subsidiaries and two affiliated companies. The Group is principally engaged in the consumer finance services and credit sales businesses. It is also active in the home equity loan business, small business loans, and debt collection and management. (Sixteen companies that include investment associations treated as corresponding to subsidiaries under the application of the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associates [Accounting Standards Board of Japan {ASBJ}, PITF No. 20] are included in non-consolidated subsidiaries.)

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	AIFUL Corporation	The Company and its subsidiaries provide small, unsecured loans for consumers.
		Tryto Corporation	
		LIFE Co., Ltd	
		City's Corporation	
		Wide Corporation	
		TCM Co., Ltd.	
		Passkey Co., Ltd.	
		id Credit Corporation	
		Net One Club Corporation	
	Home equity loan business	AIFUL Corporation	The Company and its subsidiaries provide home equity loans.
		Tryto Corporation	
		LIFE Co., Ltd	
		Businext Corporation	
		City's Corporation	
		Wide Corporation	
		Passkey Co., Ltd.	
	Small business loan operations	AIFUL Corporation	The Company and its subsidiaries lend to small and other businesses.
		Businext Corporation	
		City's Corporation	
	Credit sales business	AIFUL Corporation	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
		LIFE Co., Ltd	
	Debt-collection business	AsTry Loan Services Corporation	The company specializes in the management and collection of a full range of receivables and loans.
Other	Venture capital business	New Frontier Partners Co., Ltd.	The company assesses, invests in and supports venture companies.
	Real estate business	Marutoh K.K.	The company leases real estate.
		City Green Corporation	Holding company for City's Corporation.

The organization chart for the Company's businesses is as follows:


AIFUL Corporation
Finance Business
Other
Consumer finance business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary City's Corporation
Consolidated subsidiary Wide Corporation
Consolidated subsidiary TCM Co., Ltd.
Consolidated subsidiary Passkey Co., Ltd.
Consolidated subsidiary id Credit Corporation
Consolidated subsidiary Net One Club Corporation
Home equity loan business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Consolidated subsidiary Wide Corporation
Consolidated subsidiary Passkey Co., Ltd.
Small business loan operations
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Credit sales business
Consolidated subsidiary LIFE Co., Ltd.
Debt-collection business
Consolidated subsidiary AsTry Loan Services
Venture capital business
Consolidated subsidiary New Frontier Partners Co.,
Real estate business
Consolidated subsidiary Marutoh K.K.
Consumers

* City Green Corporation is not listed above, since it is a holding company of City's Corporation, and is not active in business.

II. Management Policies

1. Basic Management Policies

AIFUL regards the April 2006 administrative penalties with the utmost gravity, and the Company is currently engaged in earnestly promoting the firming up of its internal structures, which includes conducting a review of relevant regulations and so on, based on the Business Operation Improvement Plan it submitted to the Director of the Kinki Finance Bureau.

Moreover, AIFUL established a company-wide Confidence Restoration Project in June 2006 to further strengthen its compliance structures with the aim of restoring confidence. At the same time as exhaustively assessing the fundamental causes of the legal breaches, taking into account the organizational environment and culture, AIFUL is striving to formulate radical plans for reform, drawing on the perspectives of third parties such as outside experts.

Promoting "total compliance" and "a customer first orientation" as the priority principles in its basic management policy, AIFUL will direct its energies to obtaining the support of all its stakeholders.

2. Basic Policies on Profit Distribution

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders in a stable manner on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this basic policy, the AIFUL Group aims to increase returns for shareholders and shareholder value via long-term profit growth. Internal reserves are to be used effectively, considering market conditions and other factors, in strategic investments that contribute to the rebuilding of the earnings base, as well as in the reconstruction of corporate infrastructure, including the strengthening of compliance, and strategies for reinforcing a variety of internal control functions.

3. Management Indicator Objectives

The AIFUL Group puts an emphasis on group ROA as a management indicator objective from the perspective of seeking to improve management efficiency, and the Group is working to raise ROA.

4. Medium and Long-Term Business Strategies

In fiscal 2004, Japan's consumer credit market was worth approximately 58.2 trillion yen (based on the balance of credit extended), a total that includes 14.8 trillion yen in retail credit and 34.5 trillion yen in consumer loans (excluding deposit and savings-secured loans). The size of the market for specialized consumer finance companies within the consumer loan market stood at 10.2 trillion yen, expanding from a 12.1% share of the overall consumer loan market ten years earlier in fiscal 1994 to a 29.4% share in fiscal 2004.

Meanwhile, with regard to current circumstances, the AIFUL Group is aware that discussions on the revision of the Money Lending Business Control Law have entered their final stage, and there is also mounting uncertainty over the future with regard to the consumer credit market.

Based on this operating environment, the AIFUL Group will continue to promote "total compliance" and "a customer first orientation" as its priority principles in order to gain the true confidence of all of its stakeholders, including its customers, contributing to the overall development of a sound consumer credit market, at the same time as it strives to diversify its financial services with a focus on legality and security.

5. Matters Relating to the Parent Company

There are no relevant matters.

III. Results of Operations and Financial Position

1. Summary of Operations

A. Business Environment

Looking at the Japanese economy during the current consolidated interim period, according to the Bank of Japan's September 2006 Tankan Survey released on October 2, the index of manufacturing business conditions at large companies, considered an indicator of economic trends, stood at 24 points, an improvement of three points compared to the previous survey and recording its highest level since the September 2004 survey. Following this, according to the Monthly Economic Report (Getsurei Keizai Hokoku) submitted on October 12, 2006, which indicates the government's view of economic conditions, the economic expansion since February 2002 ranks with the Izanagi boom, the longest in the post WW2 period, and it is virtually certain that a record high will be posted in November.

In this economic environment, the consumer finance industry is awaiting Cabinet decisions and future deliberation in the Diet on draft laws consisting of areas such as the regulation of practices, entry, and aggregate amounts aimed at revising the Money Lending Business Control Law as well as the revision of the ceiling interest rate in the Capital Subscription Law. In addition to this, the business environment continues to be unpredictable with the reaction to interest repayments, which have increased markedly since last fiscal year.

B. Operations

(1) AIFUL Corporation

During the current consolidated interim period, the entire Company has been united in taking various steps to prevent a recurrence of legal infringements and restore its credibility.

Moreover, on November 30, 2006, AIFUL terminated the consumer credit group life insurance ("group credit life insurance" below) that it has provided since fiscal 1994 with the objective of alleviating the burden on the bereaved family in the unfortunate event of the death of a customer as a result of giving comprehensive consideration to the group credit life insurance system, including opinions on the need to enter group credit life insurance and the cost of providing the service to customers, and it has decided to cease handling new applications from December 2006. In the future, AIFUL will respond legally after measured and fair consideration of the circumstances of customers and bereaved families.

Results of operations during the current consolidated interim period in the loan business by product are as follows.

i) Unsecured Loans

There were 147,000 new applications during the current consolidated interim period, a decrease of 44.0% compared to the same period last year, and new account acquisitions were 89,000, down 45.7% year-on-year. Unsecured loans outstanding stood at 1,083,031 million yen, down 4.4% compared to the end of the previous fiscal year.

ii) Home Equity Loans and Small Business Loans

The balance of loans outstanding at the end of the current consolidated interim period for the Company's other products stood at 308,446 million yen, down 9.6% compared to the end of the previous fiscal year, for home equity loans, and 34,332 million yen, down 10.8%, for small business loans.

At the end of the current consolidated interim period, AIFUL had 463 staffed branches and 1,440 unstaffed branches, totaling 1,903 branches in all.

iii) Credit Guarantees Business

At the end of the current consolidated interim period, AIFUL's guarantee partners numbered 44 unsecured personal loan companies and 59 small business unsecured loan companies, and the balance of customers' liabilities for acceptances and guarantees stood at 61,437 million yen, marking a decline of 1.4% compared with the end of the previous fiscal year.

(2) LIFE Co., Ltd.

During the current consolidated interim period and following on from the last fiscal year, LIFE has continued to working to further strengthen its business base, focusing on the credit card operations that the company has positioned as its core business.

i) Credit Cards Business

In its credit card business, LIFE followed up the launch of its exclusive student credit card at the end of March 2006 with the launch of its Gold Card in April 2006, tapping into new customer segments. In the co-branded card segment, LIFE embarked on a range of new partnerships that included a co-branded Pink Panther Card with EIGAJIN, the licensee of the internationally popular Pink Panther character, a co-branded YH World Card that doubles as a youth hostel membership card in a tie-up with the Japanese Youth Hostel Association, and an Association of National Caretakers Supports Card in partnership with the non-profit organization Association of National Caretakers Supports. Moreover, the company also commenced issuance of the SUPER AGURI F1 TEAM Card based on its official partnership agreement with the SUPER AGURI F1 TEAM.

The company's cash services channels allow access to about 140,000 cash dispensers and ATMs at 479 partner companies, promoting a steady increase in convenience.

In addition to this, LIFE commenced screening of the sixth round of its mixed media commercial campaign, including web advertising. This series of TV commercials has been extremely well received and was awarded the grand prize at the Commercial Festival held by the All Japan Radio & Television Commercial Confederation in September 2006 following on from the Top Ten Commercials of the Year Award that it received last year. In April 2006, the company also began screening the second round dealing with skimming in its educational TV commercials that aim to raise awareness of credit card crime.
LIFE has continued to work actively in support of various events, including the Second LIFE Ladies Golf Tournament.

As a result, the total number of credit card holders at the end of the current interim period rose 500,000 to 13,590,000.

ii) Per-item Credit Business

In its per-item credit business, LIFE has taken measures to make screening standards for affiliated outlets more rigorous in addition to regular credit monitoring at affiliated outlets in light of social problems that include deceptive trade practices by home renovators that target the elderly.

iii) Consumer Finance Business

In its consumer finance business, LIFE has 103 staffed and 101 unstaffed LIFE Cash Plaza outlets, and it has 13 Card Brand Shop outlets.

which it is developing as a brand shop.

Meanwhile, the volume of business during the current consolidated interim period was up 20.6% year-on-year to 268,964 million yen for credit card shopping, down 61.8% to 26,211 million yen for per-item credit, down 21.5% to 12,725 million yen for credit guarantees, and down 5.7% to 164,998 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Finance Business

Businext Corporation has been working to further enhance its services continuing on from last fiscal year and followed up the opening of the Yokohama Branch (Kanagawa Prefecture) and the Omiya Branch (Saitama Prefecture) in April with the opening of the Kobe Branch (Hyogo Prefecture) in July. As a result, the balance of loans outstanding at the end of the current consolidated interim period rose 9.6% compared to the end of the previous fiscal year to 80, 165 million yen.
In addition, the balance of loans outstanding at the end of the current consolidated interim period at City's Corporation fell 1.3% compared to the end of the previous fiscal year to 66, 959 million yen.

ii) Consumer Finance Business

As members of the AIFUL Group, Tryto Corporation and Wide Corporation have continued working to further strengthen their legal compliance structures and for greater management efficiency. The balance of loans outstanding at these companies at the end of the current consolidated interim period fell 6.3% compared to the end of the previous fiscal year to 172, 363 million yen. This amount includes 3,373 million in off-balance sheet loans due to securitization.

AIFUL has decided on its fundamental strategy of conducting a merger by absorption scheduled for March 2007 of id Credit Corporation and Net One Club Corporation, companies that specialize in internet loans, in view of the changes taking place in the business environment for the consumer finance industry, and with the objectives of marketing and management efficiency.

iii) Servicer Business and Venture Capital Business

The balance of receivables purchased by AsTry Loan Services Corporation stood at 10,983 million yen at the end of the current consolidated interim period, up 0.5% compared to the end of the previous fiscal year. Investment by New Frontier Partners Co., Ltd., totaled 4,864 million yen (including investment through funds) at the end of the current consolidated interim period, up 4.7% compared to the end of the previous fiscal year.

As a result of the foregoing, at the end of the current consolidated interim period, the AIFUL Group had 2,145,220 million yen in loans outstanding, down 3.9% compared to the end of the previous fiscal year, 257,742 million yen in installment receivables, down 9.6% compared to the end of the previous fiscal year, and 148,930 million yen in customers' liabilities for acceptances and guarantees, down 3.1% compared to the end of the previous fiscal year. (These amounts included 97,169 million yen in off-balance sheet loans due to securitization comprised of 165,772 in loans outstanding and 97,169 million yen in installment receivables.)

In addition, the balance of funds procured at the end of the current consolidated interim period was 1,630,813 million yen, down 9.0% compared to the end of the previous fiscal year.

C. Overview of Performance

Operating revenue of the AIFUL Group for the current consolidated interim period decreased by 3.9%, to 262,283 million yen, of which 236,055 million yen, or 90.0%, was accounted for by operating interest on loans, 13,664 million yen, or 5.2%, by revenue from credit card shopping and per-item credit, and 4,668 million yen, or 1.8%, by credit guarantee revenue.

Meanwhile, operating expenses for the AIFUL Group totaled 234,539 million yen, up 18.6% year-on-year.

This amount can be broken down into 103,909 million yen, or 44.3%, for bad debt expenses, 19,343 million yen, or 8.2%, in expenses related to interest repayments, 22,170 million yen, or 9.5%, in advertising expenses and commissions paid, and 30,040 million yen, or 12.8%, in personnel expenses.

In conjunction with the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims (Industry Audit Committee Report No.37) published by the Japanese Institute of Certified Public Accountants (JICPA) on October 13, 2006, AIFUL has changed its method for estimating reserve for losses on interest repayments from the current consolidated interim period. With this change, AIFUL has recorded the amount of 176, 324 million yen as an extraordinary loss at the same time as revising financial results forecasts for the year ending March 2007 downwards for the AIFUL Group and for AIFUL Corporation.

As a result of the foregoing, consolidated operating income for the current consolidated interim period fell 63.0% to 27,744 million yen, ordinary income was down 62.9% to 28,115 million yen, and there was an interim net loss of 179,564 million yen.

AIFUL's non-consolidated operating income fell 65.5% to 19,428 million yen, ordinary income decreased 62.7% to 22,283 million yen, and there was an interim net loss of 159,647 million yen.

D. Outlook for the Full Year and Issues to be Addressed

The undertone of the Japanese economy is recovery, and, although bright signs are visible in the market environment such as the improvement in the unemployment rate, there are concerns over the impact of the business environment on the performance of the industry and the AIFUL Group with the approach of reforms to business-related legislation.

In this business environment, the AIFUL Group is responding promptly and properly as it monitors the developments in the reform of business-related legislation at the same time as working to make exhaustive cost reductions. Moreover, the Group is promoting a Readjustment Plan that is a part of its Confidence Restoration Project.

Meanwhile, the consumer finance industry has been running the "Stop! Karisugi" campaign to prevent excessive borrowing as part of its dissemination of information for safe usage, which was among the areas listed in Voluntary Initiatives for a Sounder Consumer Finance Market that AIFUL announced jointly with six other consumer finance companies on March 28, 2006.

Moreover, looking ahead, AIFUL is contributing to further soundness in the consumer credit market overall with measures that include the establishment (October 2, 2006) of the Support Services for Sound Household Budget Management Site to provide assistance in improving household budgets.

In the year ending March 2007, AIFUL predicts a 7.4% decline to 508,714 million yen in consolidated operating income, an 84.2% decrease to 20,000 million yen in ordinary income, and a 185, 476 million yen net loss.

AIFUL predicts that non-consolidated operating income will decrease 11.0% to 305,864 million yen, ordinary income will fall 86.8% to 125,000 million yen, and there will be a net loss of 163, 442 million yen.

2. Financial Position

At the end of the current consolidated interim period, total assets declined by 300,040 million yen compared to the end of the previous fiscal year. Net assets also fell by 186,354 million yen, and the equity ratio was down by 4.8 percentage points to 19.6%.

A. Assets

Total assets declined by 300,040 million yen or 10.8% compared to the end of the previous fiscal year to 2,490,928 million yen. The main components of this were loans outstanding and installment receivables which fell by 75,966 million yen and 20,441 million yen respectively as well as a 114,419 million yen increase in the allowance for bad debts.

B. Liabilities

Total liabilities fell by 106,721 million yen or 5.1% compared to the end of the previous fiscal year to 1,995,589 million yen. The main components of this were a reduction of 94,432 million yen in short term and long term borrowings and a 62,500 million yen decrease in bonds despite the 77,680 million yen increase in the reserve for losses on interest repayments.

C. Net Assets

Net assets fell by 186,354 million yen or 27.3% compared to the end of the previous fiscal year to 495,339 million yen. The main components of this included a 183,813 million yen decline in retained earnings due to the net loss and dividends.
The amount corresponding to the former total shareholders' equity stood at 494,546 million yen.

D. Cash Flows

Despite an increase due to the decline in loans outstanding and an increase in reserves, cash and cash equivalents at the end of the current consolidated interim period fell by 544 million yen compared to the end of the previous consolidated fiscal year to 133,832 million yen due to financing activities such as the repayment of borrowings and redemption of bonds.

(1) Cash flow from operating activities

With net income before taxes of 148,869 million yen, net cash used by operating activities rose 120,518 million yen, compared to a decrease of 30,978 million yen for the same period last year, due to an increase in the allowance for bad debts and the reserve for losses on interest repayments and a decline in loans and other operating receivables.

(2) Cash flow from investing activities

Despite a decline in the acquisition of business equipment and software, net cash used by investing activities rose 45,104 million yen compared with an increase of 365 million yen in cash used in the same period for the previous year as a result of a decline in short term loans (*gensaki* repurchase agreement on financial instruments).

(3) Cash flow from financing activities

Net cash generated by financing activities fell 166,183 million yen, compared with an increase of 46,004 million yen for the same period a year earlier, due to the repayment of short and long term borrowings, bond redemption and the payment of dividends.

In order to raise the liquidity of working funds, the AIFUL Group extended its commitment line, which was 280,000 million yen at the end of the previous fiscal year, to 400,000 million yen as of the end of the current consolidated interim period.

IV. Business Risk

The main factors concerning the financial position and business performance of the AIFUL Group that could significantly impact the decisions of investors are those described below. Factors in the text relating to the future are based on judgements as of the end of the current consolidated interim period.

1. Risks Arising from the Business Environment

Whether the AIFUL Group maintains and improves past profit levels and rates of profit growth depends on a number of factors, and those that are expected to be the main factors are as described below. Nevertheless, the AIFUL Group's financial position and business performance could be affected by changes in the operating environment, including the strengthening of legislation and regulations, and changes in competitive conditions and the economy. The revision of the AIFUL Group's strategy may also be unavoidable.

- Japanese economic conditions and market trends, especially trends in the consumer credit market
- Intensification of competition with competitors in the consumer finance market
- Changes in the relevant legislation and regulations for the consumer finance market, and especially changes in the legal framework and judicial decisions relating to the maximum legal interest rate, accompanying changes in accounting standards, and incidence of other lawsuits requesting interest repayments
- Changes in the AIFUL Group's ability to provide credit, the number of accounts, the average balance per account, the average contracted interest rate, and the default ratio
- Changes in fund procurement capabilities due to factors such as market interest rate trends, and changes in the creditworthiness of the AIFUL Group
- Changes in expenses, including various commissions and personnel expenses, and losses
- Negative media coverage of the AIFUL Group and the consumer finance industry, and the incidence of scandals

2. Risk Arising from the Problem of Borrowers with Multiple Debts

Against the background of recent economic conditions and the establishment of a legislative system for consumer protection, the increase in the number of consumers with multiple debts from borrowing from a number of credit providers and the use of credit cards, and the accompanying growth in the number of consumers requesting legal protection, have become social problems. (Some customers of the AIFUL Group may also fall into this category.) In response to this problem, the consumer finance industry set up the Liaison Group of Consumer Finance Companies in January 1997 to work on educational activities for consumers through TV commercials and pamphlets at the same time as carrying out activities to support financial education such as the production of video teaching materials for high schools. Moreover, in June 1997, 14 consumer finance companies invested 1,722 million yen to establish the Japan Consumer Counseling Fund, providing funding aid for a range of counseling programs.

Apart from this, seven major consumer finance companies, including the Liaison Group of Consumer Finance Companies, jointly announced Voluntary Initiatives for a Sounder Consumer Finance Market in March 2006 based on the three main areas of supporting sound household budget management, disseminating information for safe usage, and working for the creation of a safety net. At the same time as running the "Stop! Karisugi" media campaign since June 2006, the measures undertaken include the formulation and distribution of a pre-borrowing check book and the establishment of the Support Services for Sound Household Budget Management Site on October 2, 2006 as a site to provide support for sound household budget management based on improving the balance between household income and expenditure. Looking ahead, AIFUL intends to work steadily to contribute to a sounder consumer credit market by developing products with a maximum five-year repayment term in order to promote systematic repayment in revolving credit agreements and the development and introduction of consumer activity diagnostic services and household budget management diagnostic services.

The AIFUL Group is working to avoid the risk of excessive lending through such means as screening repayment capacity (includes monitoring credit extended to existing customers) based on data from personal credit information agencies and its own credit provision systems and tightening up of credit criteria.

Nevertheless, in the event that the content of receivables deteriorates due to future economic conditions or the establishment of the legislative system, the number of customers requesting legal debt adjustment increases, or other regulations and restrictions related to the consumer credit market are strengthened, the financial position and business performance of the AIFUL Group may be adversely affected by a contraction in the size of the market or an increase in credit costs, including bad debt write-offs.

3. Legal Regulations

A. Legal Compliance System

On April 14, 2006, AIFUL Corporation was deemed in breach of the Money Lending Business Control and Regulation Law ("Money Lending Business Control Law" below) with respect to the unlawful preparation and exercise of letters of attorney, demanding claims against borrowers who had received judgments for the commencement of assistance, the frequent demanding of claims through telephone calls to the debtor's workplace, persistently requesting cooperation from third parties in the demanding of claims, and inadequate entries in the records of negotiations as a result of on-the-spot inspections by the Kinki Finance Bureau of the Financial Services Agency. The Company was penalized with the halting of operations for between 20 and 25 days from May 8, 2006 at five of its branches and offices and for three days from May 8, 2006 at all of its other branches and offices.

In its endeavors to enhance its compliance structure, AIFUL Corporation had already established a Compliance Committee and a Group Compliance Committee as well as collecting information on risk and taking preventative measures. Moreover, the Company had established a Compliance Office as a specialist department for verifying and assessing the company-wide compliance set up. However, in light of the

penalties above, AIFUL has undertaken the following responses and reviews in order to ensure an even more effective system, and compliance with business-related legislation is the priority issue.

On June 5, 2006, the AIFUL Group initiated a company-wide Confidence Restoration Project to look into the fundamental causes of the legal breaches through an exhaustive investigation of the Company's organizational climate and culture. At the same time, AIFUL has concluded an agreement that is scheduled to run until March 2007 on legal consulting with Nakajima Transactional Law Office (Representative attorney: Shigeru Nakajima), which has an extensive track record in compliance and corporate crisis management, and is receiving advice and support on preventing the recurrence of legal infringements at the Company and setting up a compliance structure.

The AIFUL Group has revised its appraisal criteria since April 2006 with the aim of lawful business execution by its branches and call centers in a shift from its conventional results-oriented appraisal system to an appraisal system that values compliance by altering the system to a form of appraisal that is not linked to the performances of individuals and branches.

- In its review of the internal regulation relating to operations, the Company has prepared a new process for the series of operations for lawful and proper operations management, and it is working to create a system that enables the lawfulness of individual operations to be confirmed at all times, including increasing the number of items for attention under applicable laws and regulations.

- In its review of operations-related systems, the Company is seeking to improve its systems as well as further computerizing its operations with the aim of meeting each of the requirements of the legislation related to the Company's business and avoiding human error.

- In its review of the in-house training system, AIFUL Corporation will seek to enhance the acquisition of legal knowledge and the absorption of awareness of legal compliance by preparing consistent training curriculums for employees immediately after joining the Company through to managers. At the same time, the Company has introduced the Laws and Regulations Manager Certification for branch managers and the Laws and Regulations Qualification Certificate for employees in loan-related divisions as an in-house licensing system in order to assess the legal compliance situation for each employee. Moreover, the Company has been running counseling training in order to foster financial counseling skills for the purpose of resolving customers' problems. Furthermore, 1,673 employees and 1,506 employees respectively passed the Compliance Officer Certification and the Personal Information Protection Officer Certification, which are external qualifications, on September 10, 2006

- In its review of the internal auditing system, while increasing the frequency of content monitoring of customer telephone contacts at all call centers (East Japan and West Japan Loan Recovery Departments and counseling centers), including those dealing with debt collection, the Company is working to improve the quality of customer service and for full compliance. Moreover, the Company will add items for checking in auditing operations with a focus on legal compliance to establish a multi-level checking system that includes independent checking as well as checks by superiors and checks by the internal auditing departments. In addition, by shortening the auditing cycle from twelve to six months, the Company is working to prevent and detect illegal practices at an early stage.

- In its review of products and operations, AIFUL Corporation will change its home equity loan products to set loan amounts based on disposable income in order to eliminate the possibility of excessive lending. Moreover, the Company will revise the forms for its operations in order to confirm customer intentions properly at the same time as implementing a revision of in-house regulations.

In the event that unlawfulness and scandal, including activities in breach of the law involving the employees of the AIFUL Group, occur despite these reviews and the response made by the Company, this will result in legal punishments such as administrative penalties and other obligations, and could affect confidence in the Group as well as its financial position and business performance.

B. Legal Regulations

In terms of the legal regulation of business, the loan business, including the AIFUL Group's mainstay consumer finance business, is subject to the application of the Money Lending Control Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits, and Interest on Deposits (called "Capital Subscription Law" below). Under these laws, business is subject to a range of regulations. These include the prohibition of excessive lending, the publication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertising, duty to provide explanations when concluding a loan agreement, the issue of documents, the issue of receipts, the preparation of account books, limitations on the acquisition of blank powers of attorney, regulation of collection activities, surrender of claim documents, the posting of signs, regulation of the cession of obligation, duty to disclose transaction history, the appointment of managers to handle lending operations, the carrying of identification documents, the legal regulation of the items to be entered on payment notices, and regulations on the proper handling of personal information.

In addition, the Administrative Guidelines for Precautions Regarding Financial Supervision (Administrative Guidelines) of the Financial Services Agency of Japan, the supervisory agency for AIFUL Corporation, set standards for preventing excessive lending. The amount that one lender can lend to a borrower with a brief screening at a counter in unsecured, non-guaranteed loans is 500,000 yen or an amount equivalent to 10% of the annual income of the borrower. Moreover, the AIFUL Group's credit card shopping and per-item credit businesses are subject to a range of regulations based on the application of the Installment Sales Law. These regulations include the publications of terms of business, the issue of documents, the limitation of the amount of compensation for damages accompanying the cancellation of contracts, pleas against installment sales service providers, the prevention of purchases that exceed capacity to pay, and the prevention of consumer problems related to continuous service.

Moreover, based on the Money Lending Business Control Law, when AIFUL Group companies which operate a money lending business conclude a loan agreement or a guarantee agreement, and extend a loan, they have an obligation to issue a document that records the specified matters concerning the terms of the loan immediately to the customer, who is the borrower, and the guarantor.

The Administrative Guidelines require lenders to issue a document that records all the statutory matters immediately whenever a customer borrows funds from an ATM or staffed office (includes mailing the document immediately) in addition to issuing the prescribed document when the contract is concluded. The AIFUL Group changed the software for the Company's ATMs and has been issuing the document

described above that records all the statutory matters since August 2003, and it is taking measures to make the required changes based on the amendments to the Enforcement Regulations for the Money Lending Business Control Law as described later with relation to the statutory matters to be recorded on the relevant document. In addition, for the ATM's of partner financial institutions, the Company obtains the prior consent of customers to mail the document that records the statutory matters to the customer separately immediately after a loan. However, the Company does not mail the document to customers from which it has not obtained prior consent.

The Financial Services Agency has statutory authority to impose administrative penalties for non-compliance by lenders with such obligations as issuing documents and providing explanations, including an order to completely or partially suspend business, to restrict the use of ATMs at partner financial institutions, as well as to cancel registration as a lender. The imposition of such administrative penalties on the AIFUL Group could affect the Group's financial position and business performance in addition to necessitating a revision of the Group's management policy.

On May 1, 2005, the Administrative Guidelines were partially amended to (a) add failure to take the necessary and appropriate measures to ensure that the duty to provide explanations is fulfilled when engaged in the operation of a money lending business (such as specifying in internal regulations and operations manuals that it is necessary to provide explanations when concluding a loan contract or a guarantee contract so that the opposite party can understand the details of the contract) as an example of an action that could very likely correspond to a violation of paragraph 2, Article 13 of the Money Lending Business Control Law, which prohibits lending based on unlawful or clearly unfair methods, (b) stress the supervisory policy concerning the duty of money lenders to provide explanations, (c) reinforce the duty of money lenders to provide explanations relating to guarantees (they should provide an explanation of the legal consequences and risks for the guarantor if they are actually forced to fulfill the guaranteed obligation in accordance with the details of the individual contract and the ability of the opposite party to understand), and (d) establish a new provision concerning the duty of money lenders to provide an explanation regarding letters of attorney authorizing creation of notarized documents (they should provide an explanation so that the essential details, including the legal consequences of preparing a notarized document with a compulsory execution agreement attached, in accordance with the details of the individual letter of attorney and the ability of the opposite party to understand.

Moreover, the Administrative Guidelines were partially amended on November 14, 2005 to clarify the duty of the money lender to disclose transaction histories. Furthermore, the Cabinet Order for Partial Amendment of the Enforcement Regulations of the Money Lending Business Control Law was promulgated and implemented on April 11, 2006 to change the provisions for the mandatory matters to be recorded on the receipts and payment advice documents provided when a money lender receives a repayment. In addition, matters to be entered related to acceleration in an agreement were added to come into force on July 1, 2006.

In addition, the Administrative Guidelines were partially amended on June 14, 2006 (a) to clarify that demands by the money lender for the debtor to maintain the amount of a debt through refusal of repayments and blanket increases in the borrowing limit despite not having been requested by the customer fall under "solicitations to borrow more than necessary," and to clarify the need to examine and record in writing whether a debtor can make repayments without converting the relevant property into cash when seeking collateral on property for lending and the need to record the results of screening of a guarantor's ability to fulfill the guaranteed obligation in writing in order to prevent excessive lending, and (b) to clarify that the actions listed in the Administrative Guidelines as examples of acts that very likely constitute infringements of paragraph 2, Article 13 of the Money Lending Business Control Law must not be committed when changing an agreement, including requiring a customer to make automatic transfers from an account into which a public benefit is paid, except when requested by the customer himself or herself for his or her own convenience, in the relevant examples.

Moreover, the draft for a partial amendment of the Administrative Guidelines was announced on September 15, 2006 to clarify that persistent demands by a money lender or a person who has been subcontracted by a money lender, or conduct suggesting the repayment of a debt by a debtor using insurance money, very likely fall under "threats and menaces" under Article 21 of the Money Lending Business Control Law. Furthermore, with regard to what a money lender shall regard as interest under the provision of paragraph 7 of Article 5 of the Capital Subscription Law, when a money lender acts as an agent for the receipt of guarantee fees paid to a guarantee company and document preparation fees paid to a judicial scrivener or notary, the relevant sum is considered to be covered under the provision. The AIFUL Group is currently taking appropriate and lawful responses for each of these various amendments.

Apart from this, the Outline of Radical Amendment of the Money Lending Business Control Law—A New Strategy for Zero Borrowers with Multiple Debts and the Eradication of Loan Sharking (dated September 19, 2006) has been compiled as a result of discussion of the report on the deliberations of the Financial Services Agency and the Ministry of Justice on the Basic Opinion on the Reform of the Money Lending System (dated July 6, 2006) from the Research Commission on the Finance and Banking Systems of the Liberal Democratic Party (LDP) and the Financial Affairs Committee of New Komeito at the joint meeting of the LDP's Policy Research Council, Research Commission on the Finance and Banking Systems, Treasury and Finance Division, Juridical Affairs Division and the Subcommittee on the Money Lending System of the Research Commission on the Finance and Banking Systems.

Although the matters that relate to the amendment of the Money Lending Business Control Law are not concretely established, the outline consists of (a) strengthening of entry regulations, strengthening of voluntary regulating functions by making the Money Lenders Association an approved corporation under the Money Lending Business Law, strengthening of regulations on the practices of money lenders, strengthening of methods of supervision by the supervisory authorities, increasing criminal penalties and establishing new criminal penalties, aimed at the rationalization of the money lending business, (b) establishment of a designated credit information agency system and regulation of excessive lending aimed at reducing excessive lending, (c) abolition of the deemed payment system, amendment of the maximum interest rate under the Capital Subscription Law and Interest Limitation Law, abolition of the daily installment lender exception, and clarification of the concept of interest, with the aim of rationalization of the interest rate system, (d) establishment of a Countermeasure Headquarters for Borrowers with Multiple Debts within the Cabinet Office as part of the government's efforts to address the issue of borrowers with multiple debts, and (e) the establishment of various interim periods as part of the interim measures. After the drafting of the law by the government based on this, it was approved by the Cabinet on October 31, 2006 and has been submitted to the Diet.

In the event that the Money Lending Business Control Law and related legislation are amended in the future as a result of this, there is a possibility of a contraction in the size of the market, and an increase in credit costs, including allowance for bad debts, and this could have a negative impact on the financial position and business performance of the AIFUL Group. Moreover, responding to the relevant amendments

will give rise to new, unanticipated expenses. As a result, the financial position and business performance of the AIFUL Group could be adversely affected.

C. Lending Rate and Deemed Payments

The Law to Partially Amend the Money-Lending Business Control Law came into force on June 1, 2000, and under the Capital Subscription Law, the maximum lending rate for when money lenders make loans as part of business operations was reduced from 40.004% per annum to 29.2% per annum, and infringements are subject to criminal penalties. However, the maximum lending rate at the AIFUL Group is lower than this.

In addition, Paragraph 2 of Article 12 of the Supplementary Provisions of the Law to Partially Amend the Money-Lending Business Control Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits and Interest on Deposits (called "Amended Money-Lending Business Control Law and Capital Subscription Law" Below) promulgated on August 8, 2003 sets a target of three years after the enforcement of the Amended Money-Lending Business Control Law and Capital Subscription Law for the necessary review of Paragraph 2, Article 5 (Ceiling Interest Rate) of the Capital Subscription Law, taking into consideration demand for funds and other economic and financial conditions, the financial resources of borrowers; the progress in the establishment of lending rates in accordance with creditworthiness, and other circumstances in the business of money lenders. Given this kind of stipulation in the Supplementary Provisions, if, accompanying the amendment of the Capital Subscription Law and the Interest Limitation Law (including the revisions of the Money Lending Business Control Law described earlier), the maximum interest rate under the Capital Subscription Law is reduced to a level lower than the current rate, it could adversely affect the financial position and business performance of lending-related businesses at the AIFUL Group.

In addition, under Paragraph 1 of Article 1 of the Interest Limitation Law, a contract for interest on a cash loan for consumption is considered invalid with regard to the portion in excess of the interest ceiling (20% when the principal is less than 100,000 yen, 18% when the principal is less than 1,000,000 yen, and 15% when the principal is 1,000,000 yen or more). When the debtor paid the relevant excess portion voluntarily under paragraph 2 of the same Article, it is considered that he or she shall not be able to claim repayment. However, under Article 43 of the Money Lending Business Control Law, when the document specified in Article 17 of the same Law has been issued to the borrower at the time of the loan and the borrower has voluntarily paid the excess portion as interest, and these payments are based on the contract, which is the document issued immediately at the time of payment as specified by Article 18 of the same Law, this payment is regarded as the repayment of valid interest on the debt based on the agreement for which documents were issued as specified in Article 17 of the same Law, notwithstanding the provision of Paragraph 1 of Article 1 of the Interest Limitation Law (payments under the relevant provision called "deemed payments" below.).

Nevertheless, the Supreme Court ruling on January 13, 2006 ruled that the payment of the portion exceeding the ceiling on interest set in paragraph 1, Article 1 of the Interest Limitation Law under a covenant requiring the lump sum payment of the outstanding loan in the event that the payment of a loan installment is late is effectively compulsion and can not be deemed as a voluntary payment by a borrower. In addition, the court ruled that paragraph 2, Article 15 of the Enforcement Regulations for the Money Lending Business Control Law under which the entry of the contract date on the receipt can be substituted with the contract number exceeds the scope of legal authorization and is invalid. The AIFUL Group earnestly accepts these judicial decisions and intends to respond promptly.

At present, the contracted interest rate for the loan products (with some exceptions) provided by the AIFUL Group includes the excess portion on the interest ceiling stipulated by the Interest Limitation Law. Thus far, a number of lawsuits have been brought for the repayment of the excess portion on the interest ceilings stipulated by the Interest Limitation Law due to a lack of preparation in the industry of the matters to be entered on the contract document specified in the Money-Lending Business Control Law, and a number of rulings in favor of these suits have been passed down. A number of lawsuits for the repayment of excess interest have also been lodged against the AIFUL Group. There have been cases in which the plaintiffs' claims that the Group did not fulfill its obligation as a loan business operator to issue the necessary documents required for the payment to be regarded as "deemed payments" under the Money Lending Business Control Law have been recognized, as well as cases in which the Company has made repayment of excess interest based on settlements.

As a result, repayments of the relevant interest overpayments during the current consolidated interim period stood at 13,976 million yen. Moreover, the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims was announced by the Japanese Institute of Certified Public Accountants (JICPA) on October 13, 2006, and the AIFUL Group is recording a reserve for losses on interest repayments of 228,122 million yen in accordance with the relevant report (includes estimated repayments of 129,367 million yen that were included in the allowance for bad debts estimated as having priority application to operating loans.)

Nevertheless, in the event that a level of repayments of excess interest arises that exceeds the relevant estimated reserve, this, as well as amendments to related legislation, could adversely affect the financial position and business performance of the AIFUL Group.

D. Other Laws

(1) Personal Information Protection Law and the Handling of Personal Information

On April 1, 2005, the Personal Information Protection Law and the accompanying guidelines on the protection of personal information established by each government ministry came into force.
Under the law, businesses that handle personal information have specific reporting obligations when judged necessary. In addition, the competent Minister can recommend or order that the necessary measures be taken when deemed necessary to protect the interests of individuals in the event that specific obligations under the Law are breached. Furthermore, businesses are required to make notification, clearly state and publish the purpose of use of personal information, obtain the consent of customers where necessary related to the handling of personal information, to supervise sub-contractors when subcontracting the handling of personal information, establish a system for security management from the organizational, personnel and technological perspectives, and publish their basic policy on the handling of personal information.

In accordance with this, as well as reviewing its handling of personal information, the AIFUL Group has formulated a Privacy Policy and has also taken measures to prevent the leaking of personal information before it happens. The credibility, financial condition and business performance of the AIFUL Group may be affected in the event of a leakage of personal information for any reason or in the event that the Group is subject to a recommendation or order from the Financial Services Agency.

(2) Amendment of the Judicial Scrivener Law

Effective April 1, 2003, the Judicial Scrivener Law was amended to expand the scope of judicial scrivener services, making it possible for judicial scriveners to appear as representatives in court like lawyers in cases such as arbitration and civil lawsuits (maximum claim of 1.4 million yen) that can be handled by a summary court. If these revisions, future trends and further expansion in the scope of services bring about a further increase in lawsuits and adjustments of debt, it may lead to longer repayment plans for the Group's loans and a rise in credit costs, including bad debts. This could adversely affect the financial position and business performance of the AIFUL Group.

(3) Impact from Amendment of Bankruptcy Law

The amendments to the Bankruptcy Law came into force on January 1, 2005. The amendments seek to streamline and accelerate bankruptcy proceedings by integrating bankruptcy and discharge proceedings and shortening the period during which it is not possible to obtain approval for discharge. In addition, the free assets remaining available to a bankrupt have been extended, and protection of the rights of individual bankrupts has been strengthened. If the amendments are accompanied by a rise in the number of bankruptcies, it could lead to an increase in credit costs including bad debts, and, as a result, this could adversely affect the financial position and business performance of the AIFUL Group.

(4) Possibility of Increase in Adjustment of Debts due to Formulation of the Special Conciliation Law and Amendments to Civil Rehabilitation Law

Under the Law concerning Special Conciliation to Promote the Liquidation of Specified Debts that came into force on February 17, 2000, debtors who are likely to be unable to pay off their debts, are now able to negotiate with creditors via arbitration by an arbitration committee composed of a judge and civil conciliators with specialist knowledge and experience in the necessary laws, taxes, finances, corporate finances, and asset appraisal, depending on the nature of the business operated by the debtor to adjust the debt, such as by changing the due date for payment. In addition, the amendments also made it possible for a debtor to request a suspension of civil execution proceedings against personal assets during the special conciliation proceedings.

Moreover, under the amended Civil Rehabilitation Law, which came into force on April 1, 2001, a number of optional proceedings were adopted to allow the postponement of loan repayments, without adjudication of bankruptcy, for personal loans to bankrupt borrowers. One of the procedures based on the Law does not require the approval of creditors for a draft rehabilitation plan. In addition, in certain circumstances, it makes it possible to avoid losing a personal residence covered by a home loan through the application of the special provisions for home funds.

Thus far, large numbers of AIFUL Group customers have not requested legal protection from creditors as a result of these introductions to the legal system. However, in the event of an increase in the future due to economic trends and so on, it could lead to longer repayment plans for the Group's loans and a rise in credit cost, including bad debts. As a result, this could adversely affect the financial position and business performance of the AIFUL Group.

4. Risk in Capital Procurement Environment

A. Interest Rate Fluctuation Risk

The interest rate for the capital procurement of the AIFUL Group varies depending on the market environment and other factors. In order to minimize the risk of interest rate fluctuation, AIFUL hedges against increases in interest rates using interest caps and swaps. However, there could be a negative impact on the capital procurement costs of the AIFUL Group depending on the extent of future increases in interest rates.

B. Changes in Credit Rating

AIFUL obtains credit ratings from credit rating agencies for its financing activities that include the issuance of bonds and securitization of receivables. Future changes in the Company's credit rating could have an adverse effect on capital procurement.

B. Status of Capital Procurement and Diversification

The AIFUL Group has been seeking to diversify its fund raising methods to include borrowing from financial institutions, syndicate loans, domestic and foreign corporate bonds, commercial paper and asset securitization. Capital procurement on the same terms as at present may become difficult if borrowing terms deteriorate and the amount of borrowings falls due to a decline in the Company's creditworthiness, and this could affect the financial position and business performance of the AIFUL Group.

5. Dislocation, Breakdown and Other Damage to Technology Systems, including Information Network System and Internet Services

The AIFUL Group depends on internal and external information and technology systems to manage its business, and this dependence on software, hardware and networks to manage the branch network and the diversity of information that makes up the Group's business, including customer and account data, is growing. The hardware and software used by the AIFUL Group could suffer damage or interruption due to human errors, natural disasters, power outages, computer viruses, and other similar phenomena, or be adversely affected by an

interruption in support services provided by a third party, such as a telephone company or an Internet service provider. Such dislocation, breakdown, delay or other damage in information or technology systems could reduce the number of accounts established by new customers, delay the repayment of accrued balances, reduce the trust of consumers in the AIFUL Group's business, or result in other disadvantageous effects, which in turn could adversely affect the financial position and business performance of the AIFUL Group.

The AIFUL Group seeks to duplicate both its hardware and telecommunications equipment to keep damage to a minimum by replacing equipment with backups when damage occurs. However, interruption to the operations of the AIFUL Group may be unavoidable in the event of natural disasters, such as earthquakes or typhoons.

6. Holding and Disposal of Stock by Representative Director and Relatives

As of the end of the current consolidated interim period, Yoshitaka Fukuda, the representative director of AIFUL, his relatives (including Yasutaka Fukuda, a director of the Company), and affiliated companies combined were the shareholders that owned a majority of the Company's issued shares. As a result, they are able to exercise a controlling influence over the important decisions with an impact on the Company's business activities which involve important corporate transactions such as the transfer of the Company's right of control, reorganization and restructuring of the business, investments in other businesses and assets, and terms of future capital procurement. Moreover, these shareholders have thus far maintained a stable shareholding. However, if they dispose of a portion of this shareholding in the future, this could have an impact on the Company's share price in view of the increase in the supply of the Company's stock in the market.

7. Significant Lawsuits

The AIFUL Group is aware that a number of lawsuits have been initiated by groups for reasons such as the Company's debt collection practices. As a result, if further lawsuits arise, new, unforeseen expenses could be incurred, and media coverage of such lawsuits could damage the Group's credibility. This may result in an impact on customers' use of the AIFUL Group's products and services, stock price formation and borrowing of funds, which may adversely affect the financial position and business performance of the AIFUL Group.

V. Consolidated Interim Financial Statements

1. Consolidated Interim Balance Sheets

(In millions of yen - rounded down, %)

	Category	Note No.	End of previous interim period (As of Sep. 30, 2005) Amount		%	End of current interim period (As of Sep. 30, 2006) Amount		%	Condensed balance sheets for previous fiscal year (As of Mar. 31, 2006) Amount		%
	(Assets)										
I	Current assets										
1.	Cash and cash equivalents	*3		125,116			133,909			134,454	
2.	Loans	*3, 7, 8		2,071,500			2,048,050			2,124,017	
3.	Installment receivables	*3, 5, 7		215,438			189,139			209,581	
4.	Operational investment securities			1,547			1,654			1,788	
5.	Customers' liabilities for acceptances and guarantees			147,469			148,930			153,766	
6.	Other operating receivables			10,346			11,614			10,520	
7.	Inventory	*3		9,195			11,369			11,285	
8.	Deferred tax assets			27,999			17,093			32,262	
9.	Other	*3, 4		50,013			50,877			102,300	
10.	Allowance for bad debts			(135,359)			(262,215)			(146,961)	
	Total current assets			2,523,268	94.2		2,350,424	94.4		2,633,014	94.4
II	Fixed assets										
1	Tangible fixed assets										
	(1) Land	*3	16,099			15,953			15,899		
	(2) Other	*2, 3	32,864	48,963		35,827	51,781		37,777	53,676	
2.	Intangible fixed assets										
	(1) Good will		–			8,405			–		
	(2) Consolidation adjustment account		10,139			–			9,272		
	(3) Other		21,080	31,220		20,593	28,998		21,692	30,965	
3.	Investment and other fixed assets										
	(1) Claims in bankruptcy	*8	32,266			32,751			33,031		
	(2) Deferred tax assets		−3,146			− 5,598			2,904		
	(3) Other		63,661			44,795			61,385		
	(4) Allowance for bad debts		(23,423)	75,651		(23,919)	59,227		(24,753)	72,567	
	Total fixed assets			155,836	5.8		140,007	5.6		157,209	5.6
III	Deferred assets										
	Bond issuing expenses		937			497			744		
	Total deferred assets			937	0.0		497	0.0		744	0.0
	Total assets			2,680,042	100.0		2,490,928	100.0		2,790,969	100.0

Category	Note No.	End of previous interim period (As of Sep. 30, 2005) Amount	%	End of current interim period (As of Sep. 30, 2006) Amount	%	Condensed balance sheets for previous fiscal year (As of Mar. 31, 2006) Amount	%
(Liabilities)							
I Current liabilities							
1. Notes & accounts payable - trade	*3	29,069		28,418		28,070	
2. Acceptances and guarantees		147,469		148,930		153,766	
3. Short-term debts	*3	64,850		103,050		113,200	
4. Current portion of bonds		92,500		62,500		82,000	
5. Current portion of long-term debts	*3	455,948		390,033		434,325	
6. Commercial paper		23,000		20,000		25,000	
7. Income taxes payable		26,694		14,356		25,040	
8. Reserve for accrued bonuses		4,437		4,521		4,153	
9. Allowance for losses on interest refunds		–		–		21,074	
10. Gains on deferred installments	*6	16,681		10,258		14,021	
11. Other		44,178		45,621		46,565	
Total current liabilities		904,830	33.8	827,689	33.2	947,218	33.9
II Long-term liabilities							
1. Bonds		418,000		385,500		428,500	
2. Long-term debts	*3	668,900		669,730		709,721	
3. Deferred tax liabilities		2,105		691		3,759	
4. Allowance for retirement benefits for employees		8		–		–	
5. Allowance for retirement benefits for directors		1,470		1,291		1,328	
6. Reserve for losses on interest repayments		–		98,755		–	
7. Other		16,674		11,930		11,783	
Total long-term liabilities		1,107,158	41.3	1,167,899	46.9	1,155,092	41.4
Total liabilities		2,011,989	75.1	1,995,589	80.1	2,102,310	75.3
(Minority interests)							
Minority interests		6,333	0.2	–	–	6,964	0.3
(Shareholders' equity)							
I Common stock		83,317	3.1	–	–	83,317	3.0
II Capital surplus	*1	104,125	3.9	–	–	104,125	3.7
III Retained earnings		468,857	17.5	–	–	486,214	17.4
IV Differences in evaluation of other marketable securities		8,474	0.3	–	–	11,001	0.4
V Treasury stock		(3,056)	(0.1)	–	–	(2,964)	(0.1)
Total shareholders' equity		661,718	24.7	–	–	681,694	24.4
Total liabilities, minority interests and shareholders' equity		2,680,042	100.0	–	–	2,790,969	100.0

Category	Note No.	End of previous interim period (As of Sep. 30, 2005)		End of current interim period (As of Sep. 30, 2006)		Condensed balance sheets for previous fiscal year (As of Mar. 31, 2006)	
		Amount	%	Amount	%	Amount	%
(Net Assets)							
I. Shareholders' equity							
1. Common stock		–	–	83,317	3.3	–	–
2. Capital surplus	*1	–	–	104,125	4.2	–	–
3. Retained earnings		–	–	302,400	12.1	–	–
4. Treasury stock		–	–	(2,967)	(0.1)	–	–
Total shareholders' equity		–	–	486,876	19.5	–	–
II. Evaluation and foreign currency translation adjustments							
1. Differences in evaluation of other marketable securities		–	–	7,669	0.3	–	–
2. Loss on deferred hedge		–	–	(6,369)	(0.2)	–	–
Total evaluation and foreign currency translation adjustments		–	–	1,299	0.1	–	–
III. Minority interests		–	–	7,163	0.3	–	–
Total net assets		–	–	495,339	19.9	–	–
Total net assets and liabilities		–	–	2,490,928	100.0	–	–

2. Consolidated Interim Statements of Income

(In millions of yen - rounded down, %)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount		%	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006) Amount		%	Condensed consolidated statements of income for previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%
I Operating revenue										
1. Interest on loans to customers			245,054	89.8		236,055	90.0		491,357	89.4
2. Credit card revenue			5,022	1.9		6,195	2.4		11,275	2.1
3. Per-item credit revenue			9,066	3.3		7,468	2.8		17,675	3.2
4. Credit guarantee revenue			4,150	1.5		4,668	1.8		8,667	1.6
5. Financial revenue - other			17	0.0		36	0.0		35	0.0
6. Operating revenue - other										
Sales of real estate		–			–			23		
Revenue from operational investment securities		134			303			436		
Collection of bad debts		4,659			2,328			8,535		
Other		4,696	9,490	3.5	5,226	7,858	3.0	11,539	20,535	3.7
Total operating revenue			272,802	100.0		262,283	100.0		549,547	100.0
II Operating expenses										
1. Financial expenses			18,940	6.9		18,314	7.0		37,762	6.9
2. Cost of sales										
Cost of sales of real estate		–			–			24		
Cost of sales of operational investment securities		63	63	0.0	72	72	0.0	149	173	0.0
3. Operating expenses - other	*1		178,825	65.6		216,152	82.4		386,495	70.3
Total operating expenses			197,829	72.5		234,539	89.4		424,431	77.2
Operating income			74,972	27.5		27,744	10.6		125,116	22.8
III Non-operating income										
1. Interest on loans		8			12			28		
2. Dividends received		192			152			286		
3. Dividends on insurance		414			88			607		
4. Gain on investment in anonymous association		141			95			652		
5. Other		170	926	0.3	243	592	0.2	432	2,007	0.3
IV Non-operating expenses										
1. Interest expenses		2			0			4		
2. Loss on investment in anonymous association		78			142			0		
3. Other		59	141	0.0	78	221	0.1	155	159	0.0
Ordinary income			75,757	27.8		28,115	10.7		126,964	23.1
V Extraordinary income										
1. Gain on sale of fixed assets	*2	175			0			176		
2. Gain on sale of investment securities		16			349			60		
3. Allowance for bad debts from previous year		0			0			0		
4. Gain on liquidation of lease deposits and guarantees		142			18			144		
5. Gain on transfer to defined contribution pension system		421			–			421		
6. Other		–	755	0.2	50	418	0.1	1	803	0.1

Category	Note No.	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount		%	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006) Amount		%	Condensed consolidated statements of income for previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%
VI Extraordinary losses										
1. Loss on sale of fixed assets	*3	5			0			102		
2. Loss on disposal of fixed assets		179			216			346		
3. Impairment losses	*4	743			152			743		
4. Loss on sale of investment securities		64			–			80		
5. Loss on valuation of investment securities		11			0			65		
6. Transfer to allowance for bad debts		–			107,012			–		
7. Transfer to allowance for loss on interest refunds		–			69,312			–		
8. Interest refunds		–			–			13,108		
9. Dissolution fees for cancellation of contract		19			599			135		
10. Other		175	1,199	0.4	108	177,403	67.6	411	14,994	2.7
Net income (loss) before taxes for interim period			75,313	27.6		(148,869)	(56.8)		112,773	20.5
Corporate tax, local and enterprise taxes		26,190			14,439			45,520		
Adjustment on corporate tax, etc.		3,966	30,157	11.1	16,054	30,493	11.6	(145)	45,374	8.2
Gain on minority interests			945	0.3		201	0.1		1,571	0.3
Net income (loss) for interim period			44,210	16.2		(179,564)	(68.5)		65,827	12.0

3. Consolidated Interim Statements of Retained Earnings

(In millions of yen - rounded down)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount		Consolidated statements of retained earnings in previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	
(Capital surplus)					
I Capital surplus at the beginning of the year			104,125		104,125
II Capital surplus at the end of the interim period			104,125		104,125
(Retained earnings)					
I Retained earnings at the beginning of the year			427,609		427,609
II Increase in retained earnings					
Net income for the interim period		44,210	44,210	65,827	65,827
III Decrease in retained earnings					
1. Cash dividends		2,832		7,080	
2. Bonuses to directors		126		126	
3. Loss on price differences in disposal of treasury stock		4	2,963	15	7,222
IV Consolidated retained earnings at the end of the interim period			468,857		486,214

4. Consolidated Interim Statements of Changes in Shareholders' Equity

Current Consolidated Interim Period (April 1, 2006 – September 30, 2006)

(In millions of yen – rounded down)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104,125	486,214	(2,964)	670,692
Changes during current consolidated interim period					
Distribution of retained earnings			(4,248)		(4,248)
Net loss for the current consolidated interim period			(179,564)		(179,564)
Acquisition of treasury stock			–	(2)	(2)
Total changes during current consolidated interim period	–	–	(183,813)	(2)	(183,815)
Balance at September 30, 2006	83,317	104,125	302,400	(2,967)	486,876

(In millions of yen – rounded down)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2006	11,001	–	11,001	6,964	688,658
Changes during current consolidated interim period					
Distribution of retained earnings			–		(4,248)
Net loss for the current consolidated interim period			–		(179,564)
Acquisition of treasury stock			–		(2)
Net changes in items other than shareholders' equity during current consolidated interim period	(3,331)	(6,369)	(9,701)	198	(9,503)
Total changes during current consolidated interim period	(3,331)	(6,369)	(9,701)	198	(193,318)
Balance at September 30, 2006	7,669	(6,369)	1,299	7,163	495,339

5. Consolidated Interim Statements of Cash Flows

(In millions of yen - rounded down)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006) Amount	Consolidated statements of cash flows in previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount
I. Cash flow from operating activities				
Net income (loss) before taxes		75,313	(148,869)	112,773
Depreciation expenses		5,199	6,496	11,836
Impairment losses		743	152	743
Goodwill		–	867	–
Write-down of consolidation adjustment account		1,187	–	2,055
Loss on valuation of investment securities		11	0	65
Increase (decrease) in allowance for bad debts		(1,372)	114,419	11,561
Increase (decrease) in reserve for accrued bonuses		180	367	(103)
Increase (decrease) in allowance for losses on interest refunds		–	77,680	21,074
Increase (decrease) in allowance for retirement benefits for employees		(258)	–	(266)
Increase (decrease) in allowance for retirement benefits for directors		50	(36)	(91)
Non-operating interest on loans and cash dividends		(200)	(164)	(314)
Amortization of bond issuing expenses		259	247	650
Loss (gain) on sale of fixed assets		(169)	0	(73)
Loss on disposal of fixed assets		179	216	346
Increase on liquidation of lease deposits and guarantees		(142)	(18)	(144)
Loss (gain) on sale of investment securities		48	(349)	20
Gain on transfer to defined contribution pension system		(421)	–	(421)
Bonuses paid to directors		(126)	–	(126)
Decrease (increase) in loans to customers		(68,483)	75,966	(121,000)
Decrease (increase) in installment receivables		(23,037)	20,441	(17,178)
Decrease (increase) in operational investment securities		74	141	(121)
Loss (gain) on other trade receivables		143	(1,094)	(30)
Decrease (increase) in claims in bankruptcy		(3,731)	279	(4,495)
Decrease (increase) in inventory		(806)	(83)	(2,896)
Decrease (increase) in pre-paid expenses		(2)	724	(275)
Decrease (increase) in long-term pre-paid expenses		739	662	1,584
Decrease (increase) in other current assets		3,774	732	1,693
Increase (decrease) in other current liabilities		2,579	(3,578)	972
Other		182	271	(17)
Subtotal		(8,084)	145,476	17,819
Non-operating interest on loans and cash dividends		200	164	314
Payments for corporate and other taxes		(23,094)	(25,122)	(44,078)
Cash flow from operating activities		(30,978)	120,518	(25,944)

Category	Note No.	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006) Amount	Consolidated statements of cash flows in previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount
II. Cash flow from investing activities				
Revenue from payment of term deposits		48	–	547
Funds used for purchase of tangible fixed assets		(3,685)	(2,096)	(11,800)
Gain on sale of tangible fixed assets		369	0	719
Funds used for purchase of intangible fixed assets		(3,391)	(2,556)	(7,522)
Funds used for purchase of investment securities		(434)	(1,183)	(1,663)
Funds provided by sales of investment securities		526	772	2,867
Decrease (increase) in short-term receivables		5,047	49,987	(44,940)
Funds used for long-term loan receivables		–	(63)	(36)
Funds provided collection of long-term loan receivables		1,103	10	1,130
Funds used for purchases of investments and other assets		(15)	(24)	(74)
Funds provided from sales of investments and other assets		37	55	222
Other		759	201	531
Cash flow from investing activities		365	45,104	(60,019)
III. Cash flow from financing activities				
Increase in short-term debts		475,200	517,740	989,210
Repayment of short-term debts		(482,045)	(527,890)	(947,705)
Increase (decrease) in commercial paper		23,000	(5,000)	25,000
Increase in long-term debts		236,473	155,851	514,473
Repayments of long-term debts		(234,851)	(240,134)	(493,654)
Cash from issue of corporate bonds		95,056	–	124,859
Cash used for redemption of bonds		(64,000)	(62,500)	(94,000)
Payment for acquisition of treasury stock		–	(2)	(46)
Cash from disposal of treasury stock		2	–	129
Cash dividends paid		(2,832)	(4,248)	(7,080)
Cash flow from financing activities		46,004	(166,183)	111,185
IV. Foreign currency translation adjustments on cash and cash-equivalents		12	16	16
V. Increase (decrease) in cash and cash equivalents		15,404	(544)	25,238
VI. Balance of cash and cash equivalents at the beginning of period		108,965	134,376	108,965
VII. Increase in cash and cash equivalents from new consolidations		173	–	173
VIII. Balance of cash and cash equivalents at the end of the interim period	*1	124,542	133,832	134,376

6. Significant Accounting Policies Relating to the Interim Financial Statements

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd., Passkey Co., Ltd. and four other companies (includes two newly established companies) Passkey Co., Ltd., and two newly established companies have been included in the scope of consolidation from the current consolidated interim period from the viewpoint of necessity for Passkey and due to the establishment of the two new companies during the current interim period.	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd., Passkey Co., Ltd., id Credit Corporation, Net One Club Corporation and two other companies	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd., Passkey Co., Ltd., id Credit Corporation, Net One Club Corporation and two other companies Passkey Co., Ltd., and two newly established companies have been included in the scope of consolidation from the current consolidated interim period from the viewpoint of necessity for Passkey and due to the establishment of the two new companies, id Credit Corporation and Net One Club Corporation, during the current interim period.
	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and 18 others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, interim net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements. (Change in accounting policy) The Company applied the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associates (Accounting Standards Board of Japan [ASBJ], PITF No. 20) from the current consolidated interim period. As a result, 16 of the non-consolidated subsidiaries above have become subsidiaries since the current consolidated interim period.	(2) Names of non-consolidated subsidiaries LIFE Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
2. Matters concerning the application of equity method accounting	Two non-consolidated subsidiaries and two affiliated companies, Sumishin Life Card Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	19 non-consolidated subsidiaries and two affiliated companies, Sumishin Life Card Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Two non-consolidated subsidiaries and two affiliated companies, Sumishin Life Card Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.
3. Matters concerning the interim settlement dates of consolidated subsidiaries	The interim fiscal period for consolidated subsidiary Passkey ends March 31. Interim financial statements as of this date are used in the preparation of the consolidated interim financial statements. The end of the interim fiscal period for other consolidated subsidiaries is the same as the end of the consolidated interim fiscal period.	The end of the interim fiscal period for consolidated subsidiaries is the same as the end of the consolidated interim fiscal period.	The end of the fiscal year for consolidated subsidiaries is the same as the end of the consolidated fiscal year.
4. Accounting principles used for standard accounting treatment	(1) Important asset valuation standards and valuation methods i) Marketable securities Marketable securities for trading purposes Market value method (sale price computed using the moving average method) Other marketable securities - Securities valued at market: Market value method based on the market price on the settlement date of the consolidated interim period. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: Cost method, cost being determined by the moving average method Investments in limited liability investment partnerships and other similar partnerships (regarded as marketable securities under paragraph 2, Article 2 of the Securities Exchange Law) take the net holding based on the most recent available report depending on the date for the statement of accounts specified in the partnership agreement. —	(1) Important asset valuation standards and valuation methods i) Marketable securities — Other marketable securities - Securities valued at market: Market value method based on the market price on the settlement date of the consolidated interim period. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: As on left ii) Derivatives Market value method	(1) Important asset valuation standards and valuation methods i) Marketable securities — Other marketable securities - Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: As on left —

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	ii) Inventories Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method Warehouse goods Latest purchase cost method Purchased claims Cost method, cost being determined by the specific cost method	iii) Inventories Real estate for sale As on left	ii) Inventories Real estate for sale As on left
	(2) Depreciation methods for depreciable assets i) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years ii) Intangible fixed assets - Software Straight-line method based on the assumed useful life for internal use (5 years) - Others Straight-line method	(2) Depreciation methods for depreciable assets i) Tangible fixed assets As on left ii) Intangible fixed assets As on left	(2) Depreciation methods for depreciable assets i) Tangible fixed assets As on left ii) Intangible fixed assets As on left
	(3) Accounting standards for allowances and reserves i) Allowance for bad debts Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	(3) Accounting standards for allowances and reserves i) Allowance for bad debts As on left	(3) Accounting standards for allowances and reserves i) Allowance for bad debts As on left
	ii) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.	ii) Reserve for accrued bonuses As on left	ii) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.

Item	Previous interim period (Apr. 1. 2005 to Sep. 30. 2005)	Current interim period (Apr. 1. 2006 to Sep. 30. 2006)	Previous fiscal year (Apr. 1. 2005 to Mar. 31. 2006)
		iii) Reserve for losses on interest repayments The Company makes a reasonable estimate of the amount of expected repayments based on actual past repayments and taking into account the recent circumstance for repayments in order to provide for interest repayments that arise in the future. With the exception of some consolidated subsidiaries. 129.367 million yen of the amount of estimated repayments which is estimated to be given priority application to operating loans is included in the allowance for bad debts. (Supplementary Information) Previously. the Company and some of its consolidated subsidiaries recorded an amount corresponding to future interest repayments expected as of the end of the fiscal year as the reserve for losses on interest repayments in accordance with Accounting Treatment for Consumer Finance Firms Based on the Supreme Court Ruling on the Application of Deemed Payment Regulations in the Money Lending Business Control Law. Japan Institute of Certified Public Accountants (JICPA) Inquiry Report No. 24 (JICPA. March 15. 2006). However. the Company has changed the method for estimating the reserve in accordance with Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies. etc.. Resulting from Interest Repayment Claims. Industry Specific Committee Report. No. 37 (JIPCA. October 13. 2006). Accompanying this change. the difference between the amount of the reserve recorded based on the method of estimation after the change as of the beginning of the current consolidated interim period and the amount of the reserve based on the method of estimation used in the previous consolidated fiscal year has been treated as a 107.012 million yen transfer to the allowance for bad debts (extraordinary loss) and a 69.312 million yen transfer to the reserve for losses on interest repayments (extraordinary loss).	(Supplementary Information) Previously. the Company and some of its consolidated subsidiaries recorded interest repayments as an expense at the time of the expenditure. However. they have recorded an amount corresponding to future interest repayments expected as of the end of the fiscal year as the reserve for losses on interest repayments in accordance with Accounting Treatment for Consumer Finance Firms Based on the Supreme Court Ruling on the Application of Deemed Payment Regulations in the Money Lending Business Control Law. Japan Institute of Certified Public Accountants (JICPA) Inquiry Report No. 24 (JICPA. March 15. 2006). As a result of this change. current liabilities have risen by 21.074 million yen. In conjunction with the calculation of a reserve for losses on interest repayments. Interest Repayments (4.153 million yen in the previous consolidated fiscal year) recorded under Other in Operating Expenses until the previous consolidated fiscal year has been disposed of as an extraordinary loss. As a result of this change. operating expenses have increased by 7.965 million yen while operating income and ordinary income have fallen by an equivalent amount. At the same time. extraordinary losses have increased by 13. 108 million yen and net income before tax has declined by 21.074 million yen.

Item	Previous interim period (Apr. 1. 2005 to Sep. 30, 2005)	Current interim period (Apr. 1. 2006 to Sep. 30. 2006)	Previous fiscal year (Apr. 1. 2005 to Mar. 31. 2006)
	iii) Allowance for retirement benefits for employees Some consolidated subsidiaries make provision for retirement benefits for employees by appropriating the amount it is judged will be incurred at the end of the current consolidated interim period based on the estimated retirement benefit obligations at the end of the current consolidated fiscal year. (Supplementary Information) AIFUL and some of its consolidated domestic subsidiaries obtained authorization on September 30. 2004 from the Minister of Health. Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions. and a new defined contribution pension system and advance retirement benefit system were adopted on October 1. 2004. However. the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service. which had not been determined as of March 31. 2005. has been determined during the current consolidated interim period. In addition. some consolidated subsidiaries have transferred from the lump sum retirement benefit system to the defined contribution pension and advance retirement benefit systems. The accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1) apply to these accounting procedures. The impact of these transfers on consolidated profit and loss in the interim period is 421 million yen recorded as "Gain on transfer to defined contribution	—	iv) Allowance for retirement benefits for employees (Supplementary Information) AIFUL and some of its consolidated domestic subsidiaries obtained authorization on September 30. 2004 from the Minister of Health. Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions. and a new defined contribution pension system and advance retirement benefit system were adopted on October 1. 2004. However. the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service. which had not been determined as of March 31. 2005. has been determined during the current consolidated interim period. In addition. some consolidated subsidiaries have shifted from the lump sum retirement benefit system to the defined contribution pension and advance retirement benefit systems. Some consolidated subsidiaries have abolished the lump-sum retirement benefit system. The accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1) apply to these accounting procedures. The impact of these transfers on consolidated profit and loss in the interim period is 421 million yen recorded as "Gain on transfer to defined contribution.
	iv) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated interim period. based upon the pertinent rules of the Commercial Code.	iv) Allowance for retirement benefits for directors As on left	v) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the last day of the current consolidated fiscal year. based upon the pertinent rules of the Commercial Code.

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	(4) Accounting treatment of lease transactions In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	(4) Accounting treatment of lease transactions As on left	(4) Accounting treatment of lease transactions As on left
	(5) Hedge accounting methods i) Hedge accounting methods The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	(5) Hedge accounting methods i) Hedge accounting methods As on left	(5) Hedge accounting methods i) Hedge accounting methods As on left
	ii) Hedging methods and hedged transactions a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	ii) Hedging methods and hedged transactions As on left	ii) Hedging methods and hedged transactions As on left
	iii) Hedging policy The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	iii) Hedging policy As on left	iii) Hedging policy As on left
	iv) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	iv) Evaluation of hedge effectiveness As on left	iv) Evaluation of hedge effectiveness As on left

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	(6) Other Significant Accounting Policies Relating to the Interim Financial Statements i) Interest on loans to customers Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate. ii) Accounting standards for credit revenue Commission charges from customers and franchised stores based upon add-on systems are treated as "gains on deferred installments" in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method. iii) Credit guarantee revenue Credit guarantee revenues are accounted for with the diminishing-balance method. iv) Accounting treatment of interest on debt Interest on debt used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses. v) Accounting treatment of consumption taxes Consumption taxes are taken out of all Statements of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	(6) Other Significant Accounting Policies Relating to the Interim Financial Statements i) Interest on loans to customers As on left ii) Accounting standards for credit revenue As on left iii) Credit guarantee revenue As on left iv) Accounting treatment of interest on debt As on left v) Accounting treatment of consumption taxes As on left	(6) Other Significant Accounting Policies Relating to the Financial Statements i) Interest on loans to customers As on left ii) Accounting standards for credit revenue As on left iii) Credit guarantee revenue As on left iv) Accounting treatment of interest on debt As on left v) Accounting treatment of consumption taxes As on left
5. Scope of Cash and Cash Equivalents in the Consolidated Interim Statements of Cash Flows	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	As on left	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
6. Write-off of the consolidation adjustment account	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.	—	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.
7. Write-off of goodwill and negative goodwill	—	The Company writes off goodwill and negative goodwill using the straight-line method over a period of benefit no longer than twenty years. Items that do not have a significant effect on the consolidated financial statements are written off as a loss in the year in which they occur.	—

7. Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Interim Financial Statements

Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
(Accounting Standard for Impairment of Fixed Assets) The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current consolidated fiscal year. As a result, interim net income before taxes declined 743 million yen. Cumulative impairment losses are deducted directly from the value of assets based on the amended consolidated interim financial statement regulations.	—	(Accounting Standard for Impairment of Fixed Assets) The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current consolidated fiscal year. As a result, interim net income before taxes declined 743 million yen. Cumulative impairment losses are deducted directly from the value of assets based on the amended consolidated interim financial statement regulations.
—	(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the current consolidated interim period. The amount of shareholders' equity under former accounting standards was 494,546 million yen. With the amendment of the regulations for interim consolidated financial statements, the Company has presented net assets in the interim consolidated balance sheets for the current consolidated interim period on the basis of the regulations for interim consolidated financial statements after amendment.	—

8. Changes in Labeling Method

Previous consolidated interim period (Apr. 1. 2005 to Sep. 30. 2005)	Current consolidated interim period (Apr. 1. 2006 to Sep. 30. 2006)
(Consolidated Interim Balance Sheets) The balances of guarantee obligations related to guarantee operations were hitherto recorded as Credit guarantee installment receivables under Current Assets and Credit guarantees payable under Current Liabilities on the consolidated interim balance sheets. However, with the change in the method of recording the balance of guarantee obligations on the interim balance sheets to Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the interim balance sheets of AIFUL, and the same method has been adopted for the consolidated interim balance sheets.	—
—	(Interim Consolidated Balance Sheets) As a result of amendments to the regulations on interim consolidated financial statements, items presented under the Consolidation Adjustment Account in the previous consolidated fiscal year are presented as Goodwill from the current consolidated interim period.
—	(Statements of Consolidated Cash Flow for the Interim Period) As a result of amendments to the regulations on interim consolidated financial statements, items presented as Consolidation Adjustment Account Write-offs in the previous consolidated fiscal year are presented as Goodwill Write-offs from the current consolidated interim period.

9. Notes

A. Notes to the Consolidated Balance Sheets for the Interim Period

End of previous consolidated interim period (As of Sep. 30. 2005)	End of current consolidated interim period (As of Sep. 30. 2006)	End of previous consolidated fiscal year (As of Mar. 31. 2006)
*1 Capital surplus includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.	*1 As on left	*1 As on left
*2. Cumulative amortization of tangible fixed assets 38,466 million yen	*2 Cumulative amortization of tangible fixed assets 43,036 million yen	*2 Cumulative amortization of tangible fixed assets 40,596 million yen

End of previous consolidated interim period (As of Sep. 30, 2005)

*3 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

(In millions of yen)

Cash and deposits	334
Loans	631,716
Installment receivables	67,920
Inventory	109
Land	563
Investment and other fixed assets (other)	843
Total	701,488

(2) Corresponding liabilities

(In millions of yen)

Notes & accounts payable - trade	101
Short-term debt	48,310
Current portion of long-term debt	184,159
Current liabilities (other)	245,276
Total	477,847

Above amounts include items related to the securitization of loans receivables, 310,485 million yen for outstanding loans receivables, 35,026 million yen for the current portion of long-term debt, and 81,675 million yen for the long-term debt.

The matters below are not included in the aforementioned amounts.

The Company has contracted to offer loans as collateral in response to creditors' requests to the sum of 500 million yen for short term debt, 99,113 million yen for the current portion of long-term debt, and 156,930 million yen in long-term debt, totaling 256,543 million yen.

The Company has also offered 3,466 million yen in cash and cash equivalents as collateral for swap transactions.

—

*5 Installment receivables

(In millions of yen)

Card shopping	70,360
Per item shopping	145,078
Total	215,438

End of current consolidated interim period (As of Sep. 30, 2006)

*3 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

(In millions of yen)

Loans	819,917
Installment receivables	38,836
Inventory	104
Land	563
Investment and other fixed assets (other)	810
Total	860,231

(2) Corresponding liabilities

(In millions of yen)

Short-term debt	74,100
Current portion of long-term debt	135,999
Current liabilities (other)	210,633
Total	420,732

Above amounts include items related to the securitization of loans receivables, 605,826 million yen for outstanding loans receivables, 20,000 million yen for short-term debt, 39,216 million yen for the current portion of long-term debt, and 122,103 million yen for the long-term debt.

The matters below are not included in the aforementioned amounts.

The Company has contracted to offer loans as collateral in response to creditors' requests to the sum of 500 million yen for short-term debt, 102,003 million yen for the current portion of long-term debt, and 146,938 million yen in long-term debt, totaling 249,442 million yen.

The Company has also offered 1,907 million yen in cash and cash equivalents as collateral for swap transactions.

—

*5 Installment receivables

(In millions of yen)

Card shopping	82,773
Per item shopping	106,365
Total	189,139

End of previous consolidated fiscal year (As of Mar. 31, 2006)

*3 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

(In millions of yen)

Loans	620,035
Installment receivables	59,922
Inventory	107
Buildings and structures	
Machinery, equipment and vehicles	814
	10
Land	563
Total	678,453

(2) Corresponding liabilities

(In millions of yen)

Short-term debt	56,640
Current portion of long-term debt	153,524
Current liabilities (other)	222,268
Total	432,432

Above amounts include items related to the securitization of loans receivables, 346,796 million yen for outstanding loans receivables, 30,284 million yen for the current portion of long-term debt, and 98,056 million yen for the long-term debt.

The matters below are not included in the aforementioned amounts.

The Company has contracted to offer loans as collateral in response to creditors' requests to the sum of 300 million yen for short-term debt, 103,438 million yen for the current portion of long-term debt, and 267,218 million yen in long-term debt, totaling 284,025 million yen.

The Company has also offered 1,919 million yen in cash and cash equivalents as collateral for swap transactions.

*4 Assets pledged as collateral and corresponding market values

Commercial paper 4,999 millions of yen

*5 Installment receivables

(In millions of yen)

Card shopping	76,767
Per item shopping	132,813
Total	209,581

End of previous consolidated interim period (As of Sep. 30, 2005)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	532	5,480	4,981	1,031 (354)
Per item shopping	13,646	10,639	8,925	15,358 (1,706)
Guarantees	315	2,077	2,117	275 (-)
Loans	29	44,713	4,4725	16 (-)
Total	14,523	62,910	60,751	16,681 (2,060)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 213,778 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)

Loans	98,621
Installment receivables	67,657
Total	166,278

*8 Securitization of receivables

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,517	26,858	33,375
Loans in arrears	32,719	28,080	60,799
Loans in arrears longer than 3 months	16,770	6,680	23,451
Loans with adjusted terms	62,615	3,746	66,361
Total	118,622	65,365	183,987

End of current consolidated interim period (As of Sep. 30, 2006)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	663	6,073	6,143	593 (149)
Per item shopping	13,108	3,702	7,360	9,450 (1,013)
Guarantees	239	2,062	2,094	207 (-)
Loans	10	45,686	45,690	5 (-)
Total	14,021	57,525	61,288	10,258 (1,163)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 165,772 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)

Loans	97,169
Installment receivables	68,603
Total	165,772

*8 Securitization of receivables

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	5,779	28,252	34,031
Loans in arrears	79,847	66,099	145,946
Loans in arrears longer than 3 months	36,278	12,168	48,447
Loans with adjusted terms	54,347	4,181	58,528
Total	176,252	110,701	286,954

End of previous consolidated fiscal year (As of Mar. 31, 2006)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	532	11,305	11,175	663 (240)
Per item shopping	13,646	16,858	17,395	13,108 (1,545)
Guarantees	315	4,165	4,241	239 (-)
Loans	29	89,807	89,826	10 (-)
Total	14,523	122,137	122,639	14,021 (1,785)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 183,861 million yen at the end of the current consolidated interim period. The break down was as follows:

(In millions of yen)

Loans	108,400
Installment receivables	75,460
Total	183,861

*8 Securitization of receivables

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,507	26,938	33,445
Loans in arrears	45,561	35,160	80,721
Loans in arrears longer than 3 months	20,134	7,429	27,564
Loans with adjusted terms	58,518	3,550	62,068
Total	130,722	73,078	203,800

End of previous consolidated interim period (As of Sep. 30, 2005)	End of current consolidated interim period (As of Sep. 30, 2006)	End of previous consolidated fiscal year (As of Mar. 31, 2006)
Explanations for each of the above items follow: (Claims in bankruptcy) "Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside an allowance for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan. (Loans in arrears) "Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments. (Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears. (Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	Explanations for each of the above items follow: (Claims in bankruptcy) As on left (Loans in arrears) As on left (Loans in arrears longer than 3 months) As on left (Loans with adjusted terms) As on left	Explanations for each of the above items follow: (Claims in bankruptcy) As on left (Loans in arrears) As on left (Loans in arrears longer than 3 months) As on left (Loans with adjusted terms) As on left
—	*9 129,367 million yen of the allowance for bad debts is the estimated amount of interest repayments expected to be given priority application to operating loans.	—

B. Notes to the Consolidated Interim Statements of Income

Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)

*1 Breakdown of primary other operating expenses is as follows:

(In millions of yen)	
Advertising expenses	14,645
Transfer to allowance for bad debts	76,390
Employee salaries and bonuses	20,426
Transfer to allowance for bonus payments	4,380
Commissions	13,454

*2 Breakdown of gains on sale of fixed assets is as follows:

(In millions of yen)	
Land	172
Other	2
Total	175

*3 Breakdown of loss on sale of fixed assets is as follows:

(In millions of yen)	
Buildings and structures	0
Land	1
Other	2
Total	5

*4 Impairment losses

The AIFUL Group recorded the following impairment losses in the current consolidated interim period.

(1) Assets with recognized impairment losses

Location	Use	Category
Kyoto, Kyoto Prefecture	Buildings for lease	Land and buildings, etc.
Osaka, Osaka Prefecture	Rental apartments	Land and buildings, etc.
Utsunomiya, Tochigi Prefecture	Idle real estate	Land and buildings, etc.
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

(2) Asset grouping method

The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping.

Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006)

*1 Breakdown of primary other operating expenses is as follows:

(In millions of yen)	
Commissions	13,087
Transfer to allowance for bad debts	103,907
Transfer to reserve for losses on interest repayments	19,343
Employee salaries and bonuses	20,628
Transfer to allowance for bonus payments	4,466

*2 Breakdown of gains on sale of fixed assets is as follows:

(In millions of yen)	
Other tangible fixed assets	0
Total	0

*3 Breakdown of loss on sale of fixed assets is as follows:

(In millions of yen)	
Other intangible fixed assets	0
Total	0

*4 Impairment losses

The AIFUL Group recorded the following impairment losses in the current consolidated interim period.

(1) Assets with recognized impairment losses

Location	Use	Category
Utsunomiya, Tochigi Prefecture	Idle real estate	Land and buildings, etc.
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

(2) Asset grouping method

As on left

Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

*1 Breakdown of primary other operating expenses is as follows:

(In millions of yen)	
Advertising expenses	28,018
Transfer to allowance for bad debts	153,862
Transfer to reserve for losses on interest repayments	21,074
Employee salaries and bonuses	44,931
Transfer to allowance for bonus payments	4,148
Commissions	28,490

*2 Breakdown of gains on sale of fixed assets is as follows:

(In millions of yen)	
Land	172
Other	2
Total	175

*3 Breakdown of loss on sale of fixed assets is as follows:

(In millions of yen)	
Buildings and structures	17
Land	71
Other	14
Total	102

*4 Impairment losses

The AIFUL Group recorded the following impairment losses in the current consolidated interim period.

(1) Assets with recognized impairment losses

Location	Use	Category
Kyoto, Kyoto Prefecture	Buildings for lease	Land and buildings, etc.
Osaka, Osaka Prefecture	Rental apartments	Land and buildings, etc.
Utsunomiya, Tochigi Prefecture	Idle real estate	Land and buildings, etc.
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

(2) Asset grouping method

As on left

<table>
<tr><th>Previous consolidated interim period
(Apr. 1. 2005 to Sep. 30. 2005)</th><th>Current consolidated interim period
(Apr. 1. 2006 to Sep. 30. 2006)</th><th>Previous consolidated fiscal year
(Apr. 1. 2005 to Mar. 31. 2006)</th></tr>
<tr><td>(3) Background to recognition of impairment losses
The AIFUL Group recognizes impairment losses due to a marked fall in the market price or a deterioration in income from operating activities with respect to some real estate for lease or due to a marked decline in the net sale value from the book value for idle real estate.

(4) Amount of Impairment Losses
(In millions of yen)
Buildings and structures 227
Equipment and fittings 0
Land 516
Total 743

(5) Method of calculation for recoverable value
Recoverable value is measured using net sale value for idle real estate and the higher of use value or net sale value for real estate for lease.
When use value is used. future cash flow is discounted by 1.85%. and when net sale value is used. the calculation is based on an appraised value by a real estate appraiser.</td><td>(3) Background to recognition of impairment losses
The AIFUL Group recognizes impairment losses due to a marked fall in the net sale value from the book value for idle real estate.

(4) Amount of Impairment Losses
(In millions of yen)
Buildings and structures 121
Land 31
Total 152

(5) Method of calculation for recoverable value
Recoverable value for idle real estate is measured using net sale value based on an appraised value provided by a real estate appraiser.</td><td>(3) Background to recognition of impairment losses
The AIFUL Group recognizes impairment losses due to a marked fall in the market price or a deterioration in income from operating activities with respect to some real estate for lease or due to a marked decline in the net sale value from the book value for idle real estate.

4) Amount of Impairment Losses
(In millions of yen)
Buildings and structures 227
Equipment and fittings 0
Land 516
Total 743

(5) Method of calculation for recoverable value
Recoverable value is measured using net sale value for idle real estate and the higher of use value or net sale value for real estate for lease.
When use value is used. future cash flow is discounted by 1.85%. and when net sale value is used. the calculation is based on an appraised value by a real estate appraiser.</td></tr>
</table>

C. Note to the Statements of Changes in Consolidated Shareholders' Equity for the Interim Period

Current consolidated interim period (Apr. 1. 2006 to Sep. 30. 2006)

(1) Matters pertaining to issued shares

Type of shares	Number of shares at end of previous fiscal year	Increase in number of shares during current consolidated interim period	Decrease in number of shares during current consolidated interim period	Number of shares at end of current consolidated interim period
Common stock	142.035.000	—	—	142.035.000
Total	142.035.000	—	—	142,035.000

(2) Matters pertaining to treasury stock

Type of shares	Number of shares at end of previous fiscal year	Increase in number of shares during current consolidated interim period	Decrease in number of shares during current consolidated interim period	Number of shares at end of current consolidated interim period
Common stock (Note)	412.124	378	—	412.502
Total	412.124	378	—	412.502

Note: The increase of 378 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.

(3) Matters pertaining to warrants. etc.

There are no relevant matters.

(4) Matters pertaining to dividends

i) Amount of dividend payment

Resolution	Type of shares	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
General meeting of shareholders, June 27, 2006	Common stock	4,248	30	Mar. 31, 2006	Jun. 28, 2006

ii) Dividends with a record date during the current consolidated interim period for which the effective date is during the next consolidated interim period

Resolution	Type of shares	Source of dividends	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
Board of directors meeting, November 7, 2006	Common stock	Retained earnings	4,248	30	Sep. 30, 2006	Dec. 11, 2006

D. Note to the Consolidated Statements of Cash Flows for the Interim Period

Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheets for the interim period: (In millions of yen) Cash and cash equivalents account 125,116 Term deposits with maturity greater than 3 months (573) Cash and cash equivalents 124,542	*1 Relationship between the balance of cash and cash equivalents at the end of the interim period and the amounts recorded in the categories shown on the consolidated balance sheets for the interim period: (In millions of yen) Cash and cash equivalents account 133,909 Term deposits with maturity greater than 3 months (77) Cash and cash equivalents 133,832	*1 Relationship between the balance of cash and cash equivalents at the end of the consolidated fiscal year and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of yen) Cash and cash equivalents account 134,454 Term deposits with maturity greater than 3 months (77) Cash and cash equivalents 134,376

E. Notes to Lease Transaction

The semi-annual report is disclosed via EDINET, so is omitted.

F. Marketable Securities

(1) End of the previous consolidated interim period (Sep. 30, 2005)

i) Marketable securities with market prices

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheets	Difference
Other marketable securities Stocks	8,445	22,465	14,020
Total	8,445	22,465	14,020

Note: In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Marketable securities without market prices

(In millions of yen)

Segment	Value stated on interim consolidated balance sheets
Other marketable securities	
a. Non-listed stocks	1,749
b. Senior subscription certificates	1,500
c. Investments in limited liability investment partnerships	3,398

Note: In the current consolidated interim period, 11 million yen was treated as impairment losses on other marketable securities without market prices.

(2) End of the current consolidated interim period (Sep. 30, 2006)

i) Marketable securities with market prices

(In millions of yen)

Segment	Acquisition	Value stated on interim consolidated balance sheets	Difference
Other marketable securities Stocks	8,583	21,204	12,620
Total	8,583	21,204	12,620

Note: In the current consolidated interim period, 10 million yen was treated as impairment losses on other marketable securities with market prices. In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Marketable securities without market prices

(In millions of yen)

Segment	Value stated on interim consolidated balance sheets
Other marketable securities	
a. Non-listed stocks	3,404
b. Investments in limited liability investment partnerships	4,119
c. Senior subscription certificates	500

(3) End of the previous consolidated fiscal year (Mar. 31, 2006)

i) Marketable securities with market prices

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheets	Difference
Other marketable securities Stocks	8,551	26,727	18,176
Total	8,551	26,727	18,176

Note: In the current consolidated fiscal year, 65 million yen was treated as impairment losses on other marketable securities with market prices. In the treatment of impairment losses on marketable securities, when the market price falls to 50% or lower than the acquisition price, this is treated as an impairment loss when there is not considered to be any prospect that the market price will recover to the acquisition price. When the decline is from 30% or more up to anything less than 50%, an amount deemed necessary is treated as an impairment loss, taking into account financial position, business performance and share price trends.

ii) Marketable securities without market prices

(In millions of yen)

Segment	Value stated on consolidated balance sheets
Other marketable securities	
a. Non-listed stocks	3,513
b. Investments in limited liability investment partnerships	3,789
c. Other	500

Note: In the current consolidated fiscal year, 127 million yen was treated as impairment losses on other marketable securities without market prices.

G. Derivative Transactions

The semi-annual report is disclosed via EDINET, so is omitted.

H. Stock Options

The semi-annual report is disclosed via EDINET, so is omitted.

I. Segment Information

	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating income in all of the Company's business segments.	As on left	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.
By region	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left	As on left

J. Per Share Information

(Yen)

	Previous consolidated interim period (Apr. 1. 2005 to Sep. 30. 2005)	Current consolidated interim period (Apr. 1. 2006 to Sep. 30. 2006)	Previous consolidated fiscal year (Apr. 1. 2005 to Mar. 31. 2006)
Net assets per share	4.672. 82	3.447.03	4.813.45
Net income (loss) per share for the interim period	312.20	(1.267.91)	464.84
Diluted net income per share	312.13	Diluted net income per share for the interim period is not recorded. as the Company posted a net loss per share for the interim period. and no latent shares were available.	464.69
	The Company conducted a 1:1.5 stock split on May 23. 2005. Assuming that the stock split was conducted at the beginning of the previous fiscal year. per share information is as follows.		The Company conducted a 1:1.5 stock split on May 23. 2005. Assuming that the stock split was conducted at the beginning of the previous fiscal year. per share information is as follows.

(Yen)

	Previous consolidated interim period	Previous consolidated fiscal year
Net assets per share	4.071.86	4.358.69
Net income per share	230.79	533.57
Diluted net income per share	230.75	533.53

(Yen)

	Previous consolidated fiscal year
Net assets per share	4.358.69
Net income per share	533.57
Diluted net income per share	533.53

Note: Basis for calculation

(1) Net assets per share

	Previous consolidated interim period (Apr. 1. 2005 to Sep. 30. 2005)	Current consolidated interim period (Apr. 1. 2006 to Sep. 30. 2006)	Previous consolidated fiscal year (Apr. 1. 2005 to Mar. 31. 2006)
Total net assets	—	495.339 million yen	—
Amount deducted from total net assets	—	7.163 million yen	—
(Of which minority interests)	—	(7.163 million yen)	—
Net assets related to common stock at end of interim period	—	488.176 million yen	—
Number of shares of common stock at the end of the interim period used in the calculation of net assets per share	—	141.622.498 shares	—

(2) Net income (loss) per share for the interim period and diluted net income per share

	Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Net income (loss) per share for the interim period			
Net income (loss) for the interim period	44,210 million yen	(179,564 million yen)	65,827 million yen
Amount not returned to common stock shareholders	—	—	—
Net income (loss) related to common stock for the interim period	44,210 million yen	(179,564 million yen)	65,827 million yen
Average number of shares of common stock during the period	141,608,423 shares	141,622,661 shares	141,613,814 shares
Diluted net income per share			
Increase in number of common stock	34,825 shares	—	45,044 shares
(of which stock options through acquisition of treasury stock)	(14,572 shares)	(—)	(14,460 shares)
(of which warrants)	(20,253 shares)	(—)	(30,584 shares)
Outline of stock not included in diluted net income per share due to lack of dilutary effect	—	New share subscription-type stock options (No. of shares: 328,200) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2004) New share subscription-type stock options (No. of shares: 355,200) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 357,900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

K. Significant Subsequent Events

Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
		On April 14, 2006, the Kinki Finance Bureau imposed administrative penalties on AIFUL Corporation, suspending operations except for the receipt of repayments and operations related to protective attachment, for a specific period at all branches based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). The effect of the administrative penalties on the Company's financial position and business performance beginning in the next consolidated fiscal year is not known.

10. Results of Operations

A. Operating Revenue

(In millions of yen)

Item		Previous consolidated interim period (Apr. 1, 2005 to Sep. 30, 2005) Amount	%	Current consolidated interim period (Apr. 1, 2006 to Sep. 30, 2006) Amount	%	Previous consolidated fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	%
Interest on loans to customers	Unsecured loans	202,463	74.2	196,418	74.9	405,308	73.8
	Secured loans	28,473	10.4	23,517	9.0	56,144	10.2
	Small business loans	14,117	5.2	16,119	6.1	29,904	5.4
	Sub-total	245,054	89.8	236,055	90.0	491,357	89.4
Credit card revenue		5,022	1.9	6,195	2.4	11,275	2.1
Per-item credit revenue		9,066	3.3	7,468	2.8	17,675	3.2
Credit guarantee revenue		4,150	1.5	4,668	1.8	8,667	1.6
Other financial revenue		17	0.0	36	0.0	35	0.0
Other operating revenue	Collection of purchased claims	1,373	0.5	1,798	0.7	4,744	0.9
	Revenue from operational investment securities	134	0.1	303	0.1	436	0.0
	Other	7,982	2.9	5,757	2.2	15,354	2.8
	Sub-total	9,490	3.5	7,858	3.0	20,535	3.7
Total		272,802	100.0	262,283	100.0	549,547	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

B. Other Operating Indicators

(In millions of yen)

Item		End of previous interim period (As of Sep. 30, 2005)	End of current interim period (As of Sep. 30, 2006)	End of previous fiscal year (As of Mar. 31, 2006)
Total amount of loans outstanding	Unsecured loans	1,672,969	1,652,361	1,709,184
	Secured loans	353,971	325,322	357,025
	Small business loans	143,180	167,536	166,208
	Sub-total	2,170,122	2,145,220	2,232,417
Number of customer accounts	Unsecured loans	3,668,570	3,577,813	3,695,792
	Secured loans	102,367	96,255	104,656
	Small business loans	88,354	98,978	98,506
	Sub-total	3,859,291	3,773,046	3,898,954
Number of branches	Staffed branches	893	820	873
	Unstaffed branches	1,572	1,893	1,849
	Sub-total	2,465	2,713	2,722
Number of automatic loan-contracting machines		2,202	2,237	2,249
Number of loan application processing machines		100	310	310
Number of ATMs	Company-owned	2,315	2,359	2,361
	Partner-owned	154,888	162,054	156,722
	Sub-total	157,203	164,413	159,083
Number of employees		6,807	6,876	6,675
Bad debt write-off		75,476	89,343	149,830
Allowance for bad debts		158,782	286,134	171,715
Net income (loss) per share for the interim period (yen)		312.20	(1,267.91)	464.84
Net assets per share (yen)		4,672.82	3,447.03	4,813.45

Notes:
1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 97,169 million yen at the end of the current consolidated interim period, 98,621 million yen at the end of the previous consolidated interim period, and 108,400 million yen at the end of the previous consolidated fiscal year have been included.
2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 4,157 million yen in the current consolidated interim period, 2,465 million yen in previous consolidated interim period, and 4,808 million yen in the previous consolidated fiscal year.
3. The allowance for bad debts for the current consolidated interim period includes 129,367 million yen in expected repayment estimated to have priority application to operating loans.

FASF MEMBERSHIP

November 7, 2006

Interim Financial Statements (Non-Consolidated)

For the fiscal year ending March 31, 2007

AIFUL Corporation
Stock Code: 8515
(URL http://www.aiful.co.jp)

Stock Exchange: Tokyo, Osaka
Headquarters: Kyoto City

Representative:	Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 4503 - 6050
Date of the Board of Directors' meeting to approve financial statements:	November 7, 2006
Interim dividends payment:	Yes
Commencement of the interim dividends payment:	December 11, 2005
The Company adopted the "Tangen" stock unit system:	Yes (one Tangen of stock at AIFUL Corporation is equivalent to 50 shares)

I. Non-Consolidated Business Results for the Interim Period (April 1, 2006 – September 30, 2006)

1. Non-Consolidated Operating Results

(In millions of yen – rounded down, except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Interim Period Ended September 30, 2006	159,524	(7.6)%	19,428	(65.5)%	22,283	(62.7)%
Interim Period Ended September 30, 2005	172,607	1.6%	56,376	6.4%	59,663	9.1%
Fiscal Year Ended March 31, 2006	343,515	0.9%	87,548	(18.6)%	94,632	(15.9)%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
Interim Period Ended September 30, 2006	(159,647)	–	(1,127.27)	–
Interim Period Ended September 30, 2005	35,569	17.8%	251.18	251.12
Fiscal Year Ended March 31, 2006	50,381	(25.1)%	355.77	355.65

Notes: (1) Average number of shares during: Interim period ended September 30, 2006: 141,622,661 shares
Interim period ended September 30, 2005: 141,608,423 shares
Fiscal year ended March 31, 2006: 141,613,814 shares

(2) Changes in accounting policies: None

(3) Percentage figures shown for operating revenue, operating income, etc., show year-on-year change.

2. Non-Consolidated Financial Position

(In millions of yen – rounded down, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Interim Period Ended September 30, 2006	1,906,636	459,395	24.1	3,243.80
Interim Period Ended September 30, 2005	2,129,976	619,847	29.1	4,377.15
Fiscal Year Ended March 31, 2006	2,204,482	632,917	28.7	4,469.03

Notes: (1) Number of shares issued and outstanding: Interim period ended September 30, 2006: 141,622,498 shares
Interim period ended September 30, 2005: 141,610,000 shares
Fiscal year ended March 31, 2006: 141,622,876 shares

(2) Total number of treasury stocks at the end of: Interim period ended September 30, 2006: 412,502 shares
Interim period ended September 30, 2005: 425,000 shares
Fiscal year ended March 31, 2006: 412,124 shares

II. Full Year Forecast (April 1, 2006 - March 31, 2007)

(In millions of yen – rounded down, except where noted)

	Operating Revenue	Ordinary Income	Net Income (Loss)
Fiscal Year Ending March 31, 2007	305,864	12,500	(163,442)

Reference:
Forecast for earnings (loss) per share for fiscal year ending March 31, 2007: (1,154.07) yen

Caution Relating to Results Forecasts
The above forecasts are based on the information available to management at the time they were made, and are estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

III. Dividend Information

Cash Dividends	Dividends per Share (Yen)		
	Interim	Year-end	Annual
Interim Period Ended September 30, 2006	30.00	30.00	60.00
Interim Period Ended September 30, 2005	30.00	–	60.00
Fiscal Year Ended March 31, 2006	–	30.00	

(Supplementary Data)

I. Interim Non-Consolidated Financial Statements

1. Interim Non-Consolidated Balance Sheets

(In millions of yen – rounded down, %)

		End of previous interim period (As of September 30, 2005)			End of current interim period (As of September 30, 2006)			Condensed balance sheets for previous fiscal year (As of March 31, 2006)		
Category	Note No.	Amount		%	Amount		%	Amount		%
(Assets)										
I. Current assets										
1. Cash and cash equivalents		80,166			78,251			86,093		
2. Loans	*2, 3, 5	1,492,898			1,425,810			1,512,717		
3. Customers' liabilities for acceptances and guarantees		52,668			61,437			62,313		
4. Property for sale	*2	163			134			138		
5. Deferred tax assets		9,444			8,440			16,501		
6. Short-term loans	*4	139			140			50,128		
7. Other	*2	31,784			29,412			32,686		
8. Allowance for bad debts		(78,392)			(187,668)			(85,659)		
Total current assets			1,588,874	74.6		1,415,960	74.3		1,674,920	76.0
II. Fixed assets										
1. Tangible fixed assets										
(1) Land		6,762			6,762			6,762		
(2) Other	*1	23,380			26,388			28,172		
Total tangible fixed assets		30,143			33,151			34,934		
2. Intangible fixed assets		10,945			11,449			12,006		
3. Investment and other fixed assets										
(1) Stock in affiliated companies		135,255			133,929			135,335		
(2) Claims in bankruptcy	*5	28,315			27,769			28,541		
(3) Long-term loans to affiliated companies		302,864			269,866			288,524		
(4) Loss on deferred hedge		15,888			—			10,229		
(5) Other		37,247			34,149			40,582		
(6) Allowance for bad debts		(20,483)			(20,136)			(21,339)		
Total investment and other fixed assets		499,088			445,578			481,875		
Total fixed assets			540,176	25.4		490,179	25.7		528,817	24.0
III. Deferred assets										
Bond issuing expenses		925			497			744		
Total deferred assets			925	0.0		497	0.0		744	0.0
Total assets			2,129,976	100.0		1,906,636	100.0		2,204,482	100.0

	Category	Note No.	End of previous interim period (As of September 30, 2005) Amount		%	End of current interim period (As of September 30, 2006) Amount		%	Condensed balance sheets for previous fiscal year (As of March 31, 2006) Amount		%
	(Liabilities)										
I.	Current liabilities										
1.	Notes payable - trade		5,063			2,647			3,990		
2.	Acceptance and guarantees		52,668			61,437			62,313		
3.	Short-term debts	*2	10,000			33,000			53,000		
4.	Current portion of bonds		92,500			62,500			82,000		
5.	Current portion of long-term debts	*2	354,428			286,649			326,797		
6.	Income taxes payable		25,573			11,571			21,162		
7.	Reserve for accrued bonuses		2,379			2,346			2,251		
8.	Allowance for losses on interest refunds		–			–			17,019		
9.	Other		12,750			10,176			12,608		
	Total current liabilities			555,364	26.1		470,328	24.7		581,144	26.4
II.	Long-term liabilities										
1.	Bonds		408,000			375,500			418,500		
2.	Long term debts	*2	528,370			510,006			557,264		
3.	Deferred tax liabilities		2,105			691			3,759		
4.	Allowance for retirement benefits for directors		1,262			1,222			1,279		
5.	Reserve for losses on interest repayments		–			79,757			–		
6.	Interest swaps		14,843			9,598			9,462		
7.	Other		182			136			155		
	Total long-term liabilities			954,764	44.8		976,912	51.2		990,420	44.9
	Total liabilities			1,510,129	70.9		1,447,241	75.9		1,571,565	71.3
	(Shareholders' equity)										
I.	Common stock			83,317	3.9		–	–		83,317	3.8
II.	Capital surplus										
1.	Capital reserves		90,225			–			90,225		
	Total capital surplus			90,225	4.2		–	–		90,225	4.0
III.	Retained earnings										
1.	Earned surplus reserves		1,566			–			1,566		
2.	Voluntary reserves		395,496			–			395,496		
3.	Unappropriated retained earnings for the period		44,088			–			54,641		
	Total retained earnings			441,150	20.7		–	–		451,704	20.5
IV.	Differences in evaluation of other marketable securities			8,210	0.4		–	–		10,636	0.5
V.	Treasury stock			(3,056)	(0.1)		–	–		(2,964)	(0.1)
	Total shareholders' equity			619,847	29.1		–	–		632,917	28.7
	Total liabilities and shareholders' equity			2,129,976	100.0		–	–		2,204,482	100.0

		End of previous interim period (As of September 30, 2005)			End of current interim period (As of September 30, 2006)			Condensed balance sheets for previous fiscal year (As of March 31, 2006)		
Category	Note No.	Amount		%	Amount		%	Amount		%
(Net Assets)										
I. Shareholders' equity										
1. Common stock			–	–		83,317	4.4		–	–
2. Capital surplus										
(1) Capital reserves		–			90,225			–		
Total capital surplus			–	–		90,225	4.7		–	–
3. Retained earnings										
(1) Earned surplus reserves		–			1,566			–		
(2) Other retained earnings										
General reserve		–			437,296			–		
Retained earnings carried forward		–			(151,054)			–		
Total retained earnings			–	–		287,808	15.1		–	–
4. Treasury stock			–	–		(2,967)	(0.2)		–	–
Total shareholders' equity			–	–		458,383	(24.0)		–	–
II. Evaluation and foreign currency translation adjustments										
1. Differences in evaluation of other marketable securities			–	–		7,381	0.4		–	–
2. Loss on deferred hedge			–	–		(6,369)	(0.3)		–	–
Total evaluation and foreign currency translation adjustments			–	–		1,011	0.1		–	–
Total net assets			–	–		459,395	24.1		–	–
Total net assets and liabilities			–	–		1,906,636	100.0		–	–

2. Interim Non-Consolidated Statements of Income

(In millions of yen – rounded down, %)

Category	Note No.	End of previous interim period (As of September 30, 2005) Amount		%	End of current interim period (As of September 30, 2006) Amount		%	Condensed balance sheets for previous fiscal year (As of March 31, 2006) Amount		%
I. Operating revenue										
1. Interest on loans to customers		167,521		97.1	155,281		97.3	333,541		97.1
2. Financial revenue - other		1		0.0	12		0.0	1		0.0
3. Operating revenue - other		5,085		2.9	4,230		2.7	9,972		2.9
Total operating revenue			172,607	100.0		159,524	100.0		343,515	100.0
II. Operating expenses										
1. Financial expenses		15,771		9.1	14,537		9.1	31,218		9.1
2. Cost of sales		–		–	–		–	24		0.0
3. Operating expenses - other		100,459		58.2	125,558		78.7	224,723		65.4
Total operating expenses			116,231	67.3		140,095	87.8		255,966	74.5
Operating income			56,376	32.7		19,428	12.2		87,548	25.5
III. Non-operating income	*1		3,406	2.0		3,040	1.9		7,154	2.0
IV. Non-operating expenses	*2		119	0.1		185	0.1		70	0.0
Ordinary income			59,663	34.6		22,283	14.0		94,632	27.5
V. Extraordinary income			286	0.1		4	0.0		287	0.1
VI. Extraordinary losses	*3		224	0.1		158,419	99.3		11,141	3.2
Net income (loss) before taxes for interim period			59,726	34.6		(136,132)	(85.3)		83,778	24.4
Corporate tax, local and enterprise taxes		25,277			11,949			41,576		
Adjustment on corporate tax, etc.		(1,120)	24,156	14.0	11,565	23,514	14.8	(8,179)	33,397	9.7
Net income (loss) for interim period			35,569	20.6		(159,647)	(100.1)		50,381	14.7
Retained earnings carried forward			8,523			–			8,523	
Loss on price differences in disposal of treasury stock			4			–			15	
Interim dividends			–			–			4,248	
Unappropriated retained earnings for the period			44,088			–			54,641	

3. Non-consolidated Interim Statements of Changes in Shareholders' Equity

Current Non-Consolidated Interim Period (April 1, 2006 – September 30, 2006)

(In millions of yen – rounded down)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2006	83,317	90,225	90,225
Changes during current non-consolidated interim period			
Total changes during current non-consolidated interim period	–	–	–
Balance at September 30, 2006	83,317	90,225	90,225

(In millions of yen – rounded down)

	Shareholders' equity					
	Capital surplus				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2006	1,566	395,496	54,641	451,704	(2,964)	622,281
Changes during current non-consolidated interim period						
Distribution of retained earnings			(4,248)	(4,248)		(4,248)
Addition to general reserve		41,800	(41,800)			–
Net loss for the current non-consolidated interim period			(159,647)	(159,647)		(159,647)
Acquisition of treasury stock					(2)	(2)
Total changes during current non-consolidated interim period	–	41,800	(205,695)	(163,895)	(2)	(163,898)
Balance at September 30, 2006	1,566	437,296	(151,054)	287,808	(2,967)	458,383

(In millions of yen – rounded down)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2006	10,636	–	10,636	632,917
Changes during current non-consolidated interim period				
Distribution of retained earnings				(4,248)
Addition to general reserve				–
Net loss for the current non-consolidated interim period				(159,647)
Acquisition of treasury stock				(2)
Net changes during current non-consolidated interim period excluding items related to shareholders' equity	(3,254)	(6,369)	(9,624)	(9,624)
Total changes during current non-consolidated interim period	(3,254)	(6,369)	(9,624)	(173,522)
Balance at September 30, 2006	7,381	(6,369	1,011	459,395

4. Significant Accounting Policies Relating to the Interim Financial Statements

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
1. Appraisal standards and methods for principal assets	(1) Marketable securities Subsidiaries stock and stock in affiliated companies Cost method, cost being determined by the moving average method Other marketable securities - Securities valued at market: Market value method based on the market price on the settlement date of the interim period All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: - Cost method, cost being determined by the moving average method. Investments in limited liability investment partnerships and other similar partnerships (regarded as marketable securities under paragraph 2, Article 2 of the Securities and Exchange Law) take the net holding based on the most recent available report depending on the date for the statement of accounts specified in the partnership agreement.	(1) Marketable securities Subsidiaries stock and stock in affiliated companies As on left Other marketable securities - Securities valued at market: Market value method based on the market prices on the settlement date of the interim period All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: As on left	(1) Marketable securities Subsidiaries stock and stock in affiliated companies As on left Other marketable securities - Securities valued at market: Market value method based on the market prices on the settlement date of the fiscal year. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. - Securities not valued at market: As on left
		(2) Derivatives Market value method	
	(2) Inventories Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method	(3) Inventories As on left	(2) Inventories As on left
2. Depreciation methods for depreciable assets	(1) Tangible fixed assets: Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 13-15 years Equipment and fittings 3-20 years	(1) Tangible fixed assets: As on left	(1) Tangible fixed assets: As on left
	(2) Intangible fixed assets: Software: Straight-line method based on the assumed useful life for internal use (5 years) Other: Straight-line method	(2) Intangible fixed assets: As on left	(2) Intangible fixed assets: As on left
3. Accounting standards for allowances and reserves	(1) Allowance for bad debts Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	(1) Allowance for bad debts As on left	(1) Allowance for bad debts As on left

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	(2) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.	(2) Reserve for accrued bonuses As on left (3) Reserve for losses on interest repayments The Company makes a reasonable estimate of the amount of expected repayments based on actual past repayments and taking into account the recent circumstance for repayments in order to provide for interest repayments that arise in the future. 120,609 million yen of the amount of estimated repayments which is estimated to be given priority application to operating loans is included in the allowance for bad debts (Supplementary Information) Previously, the Company recorded an amount corresponding to future interest repayments expected as of the end of the fiscal year as the reserve for losses on interest repayments in accordance with the Accounting Treatment for Consumer Finance Firms Based on the Supreme Court Ruling on the Application of Deemed Payment Regulations in the Money Lending Business Control Law, Japan Institute of Certified Public Accountants (JICPA) Inquiry Report No. 24 (JICPA, March 15, 2006). However, the Company has changed the method for estimating the reserve in accordance with the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims, Industry Specific Committee Report, No. 37 (JIPCA, October 13, 2006). Accompanying this change, the difference between the amount of the reserve recorded based on the method of estimation after the change as of the beginning of the current interim period and the amount of the reserve based on the method of estimation used in the previous fiscal year has been treated as a 99,197 million yen transfer to the allowance for bad debts (extraordinary loss) and a 57,070 million yen transfer to the reserve for losses on interest repayments (extraordinary loss).	(2) Reserve for accrued bonuses Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year. (3) Reserve for losses on interest repayments The Company makes a reasonable estimate of the amount of expected repayments based on actual past repayments and taking into account the recent circumstance for repayments in order to provide for interest repayments that arise in the future. (Supplementary Information) Previously, the Company recorded interest repayments as an expense at the time of the expenditure. However, they have recorded an amount corresponding to future interest repayments expected as of the end of the fiscal year as the reserve for losses on interest repayments in accordance with Accounting Treatment for Consumer Finance Firms Based on the Supreme Court Ruling on the Application of Deemed Payment Regulations in the Money Lending Business Control Law, Japan Institute of Certified Public Accountants (JICPA) Inquiry Report No. 24 (JICPA, March 15, 2006). As a result of this change, current liabilities have risen by 17,019 million yen. In conjunction with the calculation of a reserve for losses on interest repayments, Interest Repayments (3,514 million yen in the previous fiscal year) recorded under Other in Operating Expenses until the previous fiscal year has been disposed of as an extraordinary loss. As a result of this change, operating expenses have increased by 6,416 million yen while operating income and ordinary income have fallen by an equivalent amount. At the same time, extraordinary losses have increased by 10,603 million yen and net income before tax has declined by 17,019 million yen.

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	(3) Allowance for retirement benefits for employees (Supplementary Information) AIFUL obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service, which had not been determined as of March 31, 2005, has been determined during the current interim period. With the determination of the amount, AIFUL has applied the accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1). The impact of these transfers on profit and loss in the interim period is 283 million yen recorded as "Gain on transfer to defined contribution pension system" under extraordinary income. (4) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the interim period based on the regulation for the payment of directors' retirement benefits.	— (4) Allowance for retirement benefits for directors As on left	(3) Allowance for retirement benefits for employees (Supplementary Information) AIFUL obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service, which had not been determined as of March 31, 2005, has been determined during the current interim period. With the determination of the amount, AIFUL has applied the accounting rules in Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1). The impact of these transfers on profit and loss in the interim period is 283 million yen recorded as "Gain on transfer to defined contribution pension system" under extraordinary income. (4) Allowance for retirement benefits for directors The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the fiscal year based on the regulation for the payment of directors' retirement benefits.
4. Accounting treatment of lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left	As on left
5. Hedge accounting methods	(1) Hedge accounting methods The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	(1) Hedging policy As on left	(1) Hedging policy As on left

Item	Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
	(2) Hedging methods and hedged transactions a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds)	(2) Hedging methods and hedged transactions As on left	(2) Hedging methods and hedged transactions As on left
	(3) Hedging policy The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	(3) Hedging policy As on left	(3) Hedging policy As on left
	(4) Evaluation of hedge effectiveness The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	(4) Evaluation of hedge effectiveness As on left	(4) Evaluation of hedge effectiveness As on left
6. Other significant accounting policies relating to the interim financial statements	(1) Accounting methods for income and expenses Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	(1) Accounting methods for income and expenses As on left	(1) Accounting methods for income and expenses As on left
	(2) Accounting treatment of interest on debt Interest on debt used to provide consumer loans is accounted for as "financial expenses" and included in operating expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	(2) Accounting treatment of interest on debt} As on left	(2) Accounting treatment of interest on debt As on left
	(3) Accounting treatment of consumption taxes Consumption taxes are taken out of all Statements of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	(3) Accounting treatment of consumption taxes As on left	(3) Accounting treatment of consumption taxes As on left

5. Changes to Significant Matters Forming the Basis for the Preparation of Interim Financial Statements

Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
(Accounting Standard for Impairment of Fixed Assets) AIFUL adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current interim period. There has been no effect on income as a result.	—	(Accounting Standard for Impairment of Fixed Assets) AIFUL adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from the current interim period. There has been no effect on income as a result.
(Guarantee Obligations) The balances of guarantee obligations related to guarantee operations were hitherto recorded in Notes to the Non-Consolidated Balance Sheets for Interim Period (Liabilities for guarantee). However, the method of recording has been changed to record Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the interim balance sheets from the current interim period. The change is due to consideration of the linkage between the balance of Customers' liabilities for acceptance and guarantees and the amount recorded as Operating revenue for the credit guarantee business. As a result of the change, current assets and liabilities have each increased by 52,668 million yen.	—	(Guarantee Obligations) The balances of guarantee obligations related to guarantee operations were hitherto recorded in Notes to the Non-Consolidated Balance Sheets for Interim Period (Liabilities for guarantee). However, the method of recording has been changed to record Customers' liabilities for acceptance and guarantees under Current Assets and Acceptance and guarantees under Current Liabilities on the interim balance sheets from the current interim period. The change is due to consideration of the linkage between the balance of Customers' liabilities for acceptance and guarantees and the amount recorded as Operating revenue for the credit guarantee business. As a result of the change, current assets and liabilities have each increased by 52,668 million yen.
—	(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted the Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the current interim period. The amount of shareholders' equity under former accounting standards was 465,765 million yen. With the amendment of the regulations for interim financial statements, the Company has presented net assets in the interim balance sheets for the current interim period on the basis of the regulations for interim consolidated financial statements after amendment.	—

6. Notes

A. Notes to the Non-Consolidated Balance Sheets for Interim Period

Previous interim period (As of Sep. 30, 2005)	Current interim period (As of Sep. 30, 2006)	Previous fiscal year (As of Mar. 31, 2006)
*1. Accumulated depreciation of tangible fixed assets 22,558 million yen	*1. Accumulated depreciation of tangible fixed assets 26,480 million yen	*1. Accumulated depreciation of tangible fixed assets 24,379 million yen
*2. Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 523,530 Real estate for sale 109 Total 523,639 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 129,707 Long-term debt 182,402 Total 312,109	*2. Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 714,457 Real estate for sale 104 Total 714,562 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 96,649 Long-term debt 165,397 Total 282,046	*2. Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 510,708 Real estate for sale 107 Total 510,815 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debt 106,872 Long-term debt 167,040 Total 273,912
Above amounts include items related to the securitization of loans receivables, 310,485 million yen for outstanding loans receivables, 35,026 million yen for the current portion of long-term debt, and 81,675 million yen for the long-term debt. The items below are not included in the above amounts. • The Company has contracted to offer loans as collateral in response to creditors' requests to the sum of 77,298 million yen for the current portion of long-term debt, and 125,864 million yen in long-term debt, totaling 203,162 million yen. • The Company has also offered 3,466 million yen in cash and cash equivalents as collateral for swap transactions. • Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.	Above amounts include items related to the securitization of loans receivables, 605,826 million yen for outstanding loans receivables, 20,000 million yen for the short-term debt, 39,216 million yen for the current portion of long-term debt, and 122,103 million yen for the long-term debt. The items below are not included in the above amounts. • The Company has contracted to offer loans as collateral in response to creditors' requests to the sum of 69,331 million yen for the current portion of long-term debt, and 106,409 million yen in long-term debt, totaling 190,945 million yen. • The Company has also offered 1,907 million yen in cash and cash equivalents as collateral for swap transactions. • Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.	Above amounts include items related to the securitization of loans receivables, 346,796 million yen for outstanding loans receivables, 30,284 million yen for the current portion of long-term debt, and 98,056 million yen for the long-term debt. The items below are not included in the above amounts. • The Company has contracted to offer 214,443 million yen in outstanding loans receivables as collateral in response to creditors' requests to the sum of 73,239 million yen for the current portion of long-term debt, and 124,317 million yen in long-term debt, totaling 197,557 million yen. • The Company has also offered 1,919 million yen in cash and cash equivalents as collateral for swap transactions. • Marutoh K.K. has offered its land, etc., as collateral for AIFUL's loans.
*3. Includes 1,115,158 million yen in personal unsecured loans.	*3. Includes 1,083,031 million yen in personal unsecured loans.	*3. Includes 1,133,083 million yen in personal unsecured loans.
—	—	*4. Assets pledged as collateral and corresponding market values Commercial paper 4,999 million yen

Previous interim period (As of Sep. 30, 2005)

*5. The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,088	26,265	30,354
Loans in arrears	21,983	26,938	48,921
Loans in arrears longer than 3 months	10,255	3,115	13,370
Loans with adjusted terms	39,200	477	39,678
Total	75,527	56,797	132,324

Explanations for each of the above items follow:

(Claims in bankruptcy)
"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)
"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Loans in arrears longer than 3 months)
"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Current interim period (As of Sep. 30, 2006)

*5. The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	3,877	27,203	31,081
Loans in arrears	62,244	57,462	119,706
Loans in arrears longer than 3 months	21,682	7,534	29,036
Loans with adjusted terms	31,544	898	32,442
Total	119,349	92,918	212,267

Explanations for each of the above items follow:

(Claims in bankruptcy)
As on left

(Loans in arrears)
As on left

(Loans in arrears longer than 3 months)
As on left

Previous fiscal year (As of Mar. 31, 2006)

*5. The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,169	26,140	30,309
Loans in arrears	32,548	31,328	63,877
Loans in arrears longer than 3 months	11,899	3,767	15,666
Loans with adjusted terms	35,617	766	36,383
Total	84,234	62,001	146,236

Explanations for each of the above items follow:

(Claims in bankruptcy)
As on left

(Loans in arrears)
As on left

(Loans in arrears longer than 3 months)
As on left

Previous interim period (As of Sep. 30, 2005)	Current interim period (As of Sep. 30, 2006)	Previous fiscal year (As of Mar. 31, 2006)
(Loans with adjusted terms) "*Loans with adjusted terms*" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left	(Loans with adjusted terms) As on left
—	*9 120,609 million yen of the allowance for bad debts is the estimated amount of interest repayments expected to be given priority application to operating loans.	—

B. Notes to the Non-Consolidated Interim Income Statement

Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
*1. Primary item for non-operating income Interest on loans 2,506 million yen	*1. Primary item for non-operating income Interest on loans 2,506 million yen	*1. Primary item for non-operating income Interest on loans 5,027 million yen
*2. Primary item for non-operating expenses Loss on investment in anonymous association 78 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 139 million yen	*2. Primary item for non-operating expenses Loss on investment in anonymous association 0 million yen
—	*3 Primary items in extraordinary loss Transfer to allowance for bad debts 99,197 million yen Transfer to reserve for losses on interest repayments 57,070 million yen	—
*4. Depreciation expenses Tangible fixed assets 1,611 million yen Intangible fixed assets 1,606	*4. Depreciation expenses Tangible fixed assets 2,404 million yen Intangible fixed assets 1,906	*4. Depreciation expenses Tangible fixed assets 4,199 million yen Intangible fixed assets 3,388

C. Note to the Statements of Changes in Shareholders' Equity for the Interim Period
Current interim period (Apr. 1, 2006 to Sep. 30, 2006)

Matters pertaining to treasury stock and issued shares

	Number of shares at end of previous fiscal year	Increase in number of shares during current interim period	Decrease in number of shares during current interim period	Number of shares at end of current interim period
Common stock				
Total				

Note: *The increase of 378 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.*

D. Notes to Lease Transactions
The semi-annual report is disclosed via EDINET, so is omitted.

E. Marketable Securities

Subsidiaries' shares and the shares of affiliated companies at the end of the previous interim period or at the end of the current interim period do not have a market price.

F. Details of Increase in Number of Shares Issued and Outstanding during the Current Interim Period (Current Fiscal Year)

Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
Issue of new shares due to stock split dated May 23, 2005 1. Ratio of split 1:1.5 2. No. of shares issued 47,345,000 shares	—	Issue of new shares due to stock split dated May 23, 2005 1. Ratio of split 1:1.5 2. No. of shares issued 47,345,000 shares

G. Significant Subsequent Events

Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)	Current interim period (Apr. 1, 2006 to Sep. 30, 2006)	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)
—	—	On April 14, 2006, the Kinki Finance Bureau imposed administrative penalties on AIFUL Corporation, suspending operations except for the receipt of repayments and operations related to protective attachment, for a specific period at all branches based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). The effect of the administrative penalties on the Company's financial position and business performance beginning in the next fiscal year is not known.

7. Results of Operations

A. Operating Revenue

(In millions of yen)

		Previous interim period (Apr. 1, 2005 to Sep. 30, 2005)		Current interim period (Apr. 1 2006 to Sep. 30 2006)		Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	
Item		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	135,306	78.4	128,529	80.5	269,986	78.6
	Secured loans	27,826	16.1	22,447	14.1	54,560	15.9
	Small business loans	4,388	2.6	4,303	2.7	8,994	2.6
	Sub-total	167,521	97.1	155,281	97.3	333,541	97.1
Other financial revenue		1	0.0	12	0.0	1	0.0
Other operating revenue	Credit guarantee revenue	2,032	1.2	2,574	1.6	4,425	1.3
	Other	3,053	1.7	1,656	1.1	5,546	1.6
	Sub-total	5,085	2.9	4,230	2.7	9,972	2.9
Total		172,607	100.0	159,524	100.0	343,515	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and guarantee fees.

B. Other Operating Indicators

(In millions of yen)

Item		Previous interim period (As of Sep. 30, 2005)	Current interim period (As of Sep. 30, 2006)	Previous fiscal year (As of Mar. 31, 2006)
Total amount of loans outstanding	Unsecured loans	1,115,158	1,083,031	1,133,083
	Secured loans	342,265	308,446	341,152
	Small business loans	35,474	34,332	38,480
	Sub-total	1,492,898	1,425,810	1,512,717
Number of customer accounts	Unsecured loans	2,068,002	1,942,320	2,057,920
	Secured loans	100,298	92,995	101,682
	Small business loans	26,452	25,050	27,780
	Sub-total	2,194,752	2,060,365	2,187,382
Number of branches	Staffed branches	541	463	515
	Unstaffed branches	1,126	1,440	1,397
	Sub-total	1,667	1,903	1,912
Number of "Ojidosan" loan-contracting machines		1,562	1,588	1,595
Number of Automatic processing machines for loan applications		100	310	310
Number of ATMs	Company-owned	1,760	1,809	1,803
	Partner-owned	82,714	85,510	84,836
	Sub-total	84,474	87,319	86,639
Number of employees		3,202	3,216	3,066
Bad debt write-off		45,264	57,432	93,422
Allowance for bad debts		98,875	207,804	106,998
Net income (loss) per share for the interim period (yen)		251.18	△1,127.27	355.77
Net assets per share (yen)		4,377.15	3,243.80	4,469.03

Notes: (1) Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

(2) Bad debt write-off does not include losses on claims in bankruptcy, which came to 3,676 million yen in the current interim period, 2,078 million yen in previous interim period, and 4,152 million yen in the previous fiscal year.

(3) The allowance for bad debts for the current interim period includes 129,609 million yen in expected repayments estimated to have priority application to operating loans.

EXHIBIT3

2007年3月期　中間決算データブック

Data Book (The Interim Period Ending March, 2007)

1. 主要利益数値　*Review of Profit／Group & AIFUL* ・・・・・1p
2. グループ合計営業実績　*Review of Operation／Group Total* ・・・・・2p
3. グループ合計損益の内訳　*Revenue and Expenses／Group Total* ・・・・・3p
4. グループ合計資金調達の状況　*Review of Funding／Group Total* ・・・・・4p
5. アイフル営業実績　*Review of Operation／AIFUL* ・・・・・5p
6. アイフル損益の内訳　*Revenue and Expenses／AIFUL* ・・・・・6p
7. アイフル資金調達の状況　*Review of Funding／AIFUL* ・・・・・7p
8. アイフル債権ポートフォリオ　*Analysis of Loan Portfolio／AIFUL* ・・・・・8p
9. アイフル無担保ローン顧客属性　*Unsecured Loans Customer Profile／AIFUL* ・・・・・9p
10. アイフル有担保ローン顧客属性　*Home Equity Loans Customer Profile／AIFUL* ・・・・・10p
11. アイフル貸倒＆不良債権　*Credit Cost & NPL's／AIFUL* ・・・・・11～13p
12. ライフ営業指標　*Review of Operation／LIFE* ・・・・・14p
13. ライフ損益の内訳　*Revenue and Expenses／LIFE* ・・・・・15・16p
14. ライフ資金調達の状況　*Revenue of Funding／LIFE* ・・・・・17p
15. ライフ顧客属性　*Customer Profile／LIFE* ・・・・・18p
16. ライフ貸倒＆不良債権　*Credit Cost & NPL's／LIFE* ・・・・・19p
17. ライフ利回り　*Average Yield／LIFE* ・・・・・20p
18. ライフ銀行保証事業　*Bank Loan Guarantee ／LIFE* ・・・・・20p
19. 事業者ローン2社の営業指標　*Review of Operation／Small Business Loan Subsidiaries* ・・・・・21p
20. 消費者金融グループ会社の営業指標　*Review of Operation／Consumer Finance Subsidiaries* ・・・・・22p
21. 事業者ローン2社の損益の内訳　*Revenue and Expenses／Small Business Loan Subsidiaries* ・・・・・23p
22. 消費者金融グループ会社の損益の内訳　*Revenue and Expenses／Consumer Finance Subsidiaries* ・・・・・24p
23. グループ経営一覧表　*Group Management* ・・・・・25p
24. 消費者金融業界動向　*Overview of Consumer Credit Industry* ・・・・・26p

アイフル株式会社
AIFUL CORPORATION

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項目		年/決算月(*Fiscal Year*)		05/3	増減率(yoy%)	05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	518,416	9.5	272,802	6.4	549,547	6.0	262,283	-3.9	508,714	-7.4
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	383,700	6.3	197,829	3.8	424,431	10.6	234,539	18.6	489,656	15.4
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	134,716	19.7	74,972	13.8	125,116	-7.1	27,744	-63.0	19,058	-84.8
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	135,294	20.3	75,757	15.5	126,964	-6.2	28,115	-62.9	20,000	-84.2
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	75,723	21.1	44,210	35.1	65,827	-13.1	-179,564	-	-185,476	-
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,574,286	10.4	2,680,042	6.9	2,790,969	8.4	2,490,928	-7.1	2,478,983	-11.2
純資産	(百万円)	*Net Assets*	(*¥ Million*)	617,352	12.8	661,718	14.6	681,694	10.4	495,339	-25.1	486,138	-28.7
一株当たり当期純利益 ※	(円)	*EPS* ※	(¥)	800.36	21.1	312.20	-9.8	464.84	-41.9	-1,267.91	-	-1,309.65	-
一株当たり純資産 ※	(円)	*BPS* ※	(¥)	6,538.03	12.8	4,672.82	-23.5	4,813.45	-26.4	3,447.03	-26.2	3,380.72	-29.8
自己資本比率	(%)	*Equity Ratio*	(%)	24.0	*0.5*	24.7	*1.7*	24.4	*0.4*	19.6	*-5.1*	19.3	*-5.1*
純資産当期純利益率	(%)	*ROE*	(%)	13.0	*0.9*	13.8	*2.2*	10.1	*-2.9*	-	-	-	-
総資産当期純利益率	(%)	*ROA*	(%)	3.1	*0.4*	3.4	*0.7*	2.5	*-0.6*	-	-	-	-

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項目		年/決算月(*Fiscal Year*)		05/3	増減率(yoy%)	05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	340,615	1.7	172,607	1.6	343,515	0.9	159,524	-7.6	305,864	-11.0
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	233,034	-2.8	116,231	-0.7	255,966	9.8	140,095	20.5	299,160	16.9
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	107,581	13.0	56,376	6.4	87,548	-18.6	19,428	-65.5	6,703	-92.3
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	112,533	13.7	59,663	9.1	94,632	-15.9	22,283	-62.7	12,500	-86.8
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	67,301	26.8	35,569	17.8	50,381	-25.1	-159,647	-	-163,442	-
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,033,547	8.7	2,129,976	7.1	2,204,482	8.4	1,906,636	-10.5	1,899,244	-13.8
純資産	(百万円)	*Net Assets*	(*¥ Million*)	584,308	11.7	619,847	12.7	632,917	8.3	459,395	-25.9	453,823	-28.3
期末発行済株式総数 ※	(千株)	*N. of Shares issued* ※	(*Thousand*)	94,690	0.0	142,035	50.0	142,035	50.0	142,035	0.0	142,035	0.0
一株当たり当期純利益 ※	(円)	*EPS* ※	(¥)	711.20	26.8	251.18	-21.4	355.77	-50.0	-1,127.27	-	-1,154.07	-
一株当たり純資産 ※	(円)	*BPS* ※	(¥)	6,188.00	11.8	4,377.15	-24.8	4,469.03	-27.8	3,243.80	-25.9	3,204.46	-28.3
一株当たり配当金	(円)	*Cash Dividends per Share*	(¥)	60.00	0.0	30.00	0.0	60.00	0.0	30.00	0.0	60.00	0.0
配当性向	(%)	*Payout Ratio*	(%)	8.4	*-2.3*	11.9	*2.6*	16.9	*8.5*	-	-	-	-
自己資本比率	(%)	*Equity Ratio*	(%)	28.7	*0.7*	29.1	*1.4*	28.7	*0.0*	24.1	*-5.0*	23.9	*-4.8*
純資産当期純利益率	(%)	*ROE*	(%)	12.2	*1.5*	11.8	*0.6*	8.3	*-3.9*	-	-	-	-
総資産当期純利益率	(%)	*ROA*	(%)	3.4	*0.6*	3.4	*0.3*	2.4	*-1.0*	-	-	-	-

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		05/3	増減率(yoy%)	05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	2,522,579	9.8	2,611,034	6.7	2,681,746	6.3	2,563,501	-1.8	2,457,786	-8.4
営業貸付金残高	*Loans Outstanding*	2,095,201	9.8	2,170,122	6.4	2,232,417	6.5	2,145,220	-1.1	2,052,721	-8.0
無担保ローン	*Unsecured*	1,622,032	9.8	1,672,969	5.2	1,708,118	5.3	1,652,361	-1.2	1,591,079	-6.9
有担保ローン	*Home Equity*	352,213	1.7	353,971	1.7	357,025	1.4	325,322	-8.1	297,174	-16.8
事業者ローン	*Small Business*	120,955	43.9	143,180	41.4	167,273	38.3	167,536	17.0	164,467	-1.7
総合斡旋	*Credit Card Shopping*	79,622	11.3	88,826	19.0	101,134	27.0	106,856	20.3	117,286	16.0
個品斡旋等	*Installment Sales Finance etc.*	206,348	11.1	204,616	4.2	194,427	-5.8	162,500	-20.6	136,990	-29.5
支払承諾見返	*Guarantee*	141,407	5.8	147,469	8.6	153,766	8.7	148,930	1.0	150,786	-1.9
口座数(残高あり) (千件)	*Customer Accounts (Thousand)*	3,796	7.8	3,859	3.1	3,898	2.7	3,773	-2.2	-	-
無担保ローン	*Unsecured*	3,618	7.5	3,668	2.5	3,694	2.1	3,577	-2.5	-	-
有担保ローン	*Home Equity*	99	5.7	102	5.7	104	4.8	96	-6.0	-	-
事業者ローン	*Small Business*	77	31.4	88	31.2	99	28.0	98	12.0	-	-
一口座当たり残高 (千円)	*Per Account*	551	1.8	562	3.2	572	3.7	568	1.1	-	-
無担保ローン	*Unsecured*	448	2.1	456	2.7	462	3.1	461	1.3	-	-
有担保ローン	*Home Equity*	3,528	-3.7	3,457	-3.9	3,411	-3.3	3,379	-2.3	-	-
事業者ローン	*Small Business*	1,555	9.5	1,620	7.8	1,681	8.0	1,692	4.5	-	-
クレジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	11,967	8.3	12,438	8.0	13,096	9.4	13,592	9.3	14,414	10.1
個品斡旋口座数 (千件)	*Shopping Installment Accounts (Thousand)*	809	9.4	819	5.0	634	-21.7	553	-32.5	-	-
新規顧客件数 (千件)	*New Accounts (Thousand)*	582	13.9	301	3.7	597	2.5	155	-48.4	282	-52.8
無担保ローン	*Unsecured*	526	14.1	269	2.1	533	1.2	145	-46.1	263	-50.7
有担保ローン	*Home Equity*	24	-0.7	13	8.2	25	4.6	1	-90.2	2	-92.0
事業者ローン	*Small Business*	31	24.2	18	27.9	38	22.4	8	-52.1	16	-57.9
新規クレジットカード発券数 (千枚)	*New Issue of Credit Card (Thousand)*	2,122	-1.7	1,099	2.9	2,310	8.9	1,136	3.4	2,634	14.0

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		05/3	増減数	05/9	増減数	06/3	増減数	06/9	増減数	2007/3 *(E)*	増減数
ローン事業店舗数 (店)	*Loan Business Branches*	2,326	*349*	2,465	*192*	2,722	*396*	2,713	*248*	2,647	*-75*
有人店舗	*Staffed Branches*	884	*71*	893	*29*	873	*-11*	820	*-73*	787	*-86*
無人店舗	*Unstaffed Branches*	1,442	*278*	1,572	*163*	1,849	*407*	1,893	*321*	1,860	*11*
ローン申込機	*Simple Auto Application Machines*	7	*7*	100	*100*	310	*303*	310	*210*	310	*0*
自動契約機設置台数 (台)	*Unmanned Loan-contracting machines*	2,170	*315*	2,202	*72*	2,249	*79*	2,237	*35*	-	-
正社員数(a) (人)	*N. of Employees (Regularly Payroll)(a)*	6,510	*541*	6,807	*267*	6,675	*165*	6,876	*69*	6,630	*-45*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	3,386	*285*	3,252	*-144*	3,562	*176*	3,440	*188*	-	-
合計(a)+(b) (人)	*Total (a)+(b)*	9,896	*826*	10,059	*123*	10,237	*341*	10,316	*257*	-	-
非正社員比率(b)/(a+b) (%)	*Ratio of N. of Employees (b)/(a+b)*	34.2	*0.0*	32.3	*-1.8*	34.8	*0.6*	33.3	*1.0*	-	-

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース(*On-Balance*)

(百万円/¥ *Million*)

年/決算月 (*Fiscal Year*)		05/9	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3 (*E*)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	272,802	6.4	549,547	100.0	6.0	262,283	100.0	-3.9	508,714	100.0	-7.4
営業貸付金利息	*Interest Income*	245,054	5.9	491,357	89.4	5.3	236,055	90.0	-3.7	455,405	89.5	-7.3
無担保ローン	*Unsecured*	202,463	4.7	405,061	73.7	4.4	196,418	74.9	-3.0	380,278	74.8	-6.1
有担保ローン	*Home Equity*	28,473	1.7	56,144	10.2	-0.7	23,517	9.0	-17.4	44,377	8.7	-21.0
事業者ローン	*Small Business*	14,117	40.2	30,151	5.5	36.7	16,119	6.1	14.2	30,749	6.0	2.0
総合斡旋収益	*Credit Card Shopping*	5,022	17.5	11,275	2.1	24.0	6,195	2.4	23.4	13,532	2.7	20.0
個品斡旋収益	*Installment Sales Finance*	9,066	9.5	17,675	3.2	2.8	7,468	2.8	-17.6	13,753	2.7	-22.2
信用保証収益	*Guarantees*	4,150	23.7	8,667	1.6	22.3	4,668	1.8	12.5	9,330	1.8	7.6
その他の金融収益	*Other Financial Revenue*	17	-76.7	35	0.0	-75.7	36	0.0	111.8	149	0.0	325.7
その他の営業収益	*Other Operating Revenue*	9,490	4.9	20,535	3.7	11.2	7,858	3.0	-17.2	16,543	3.3	-19.4
不動産売上高	*Sales of Property*	-	-	23	0.0	-	-	-	-	-	-	-
投資有価証券売上高	*Sales of Investment Securities*	134	-41.0	436	0.0	-34.3	303	0.1	126.1	361	0.1	-17.2
償却債権回収額	*Bad Debt Recovery*	4,659	16.7	8,535	1.6	10.6	2,328	0.9	-50.0	4,567	0.9	-46.5
その他	*Other*	4,696	-2.7	11,539	2.1	14.5	5,226	2.0	8.2	11,614	2.3	0.4
営業費用	*Operating Expenses*	197,829	3.8	424,431	77.2	10.6	234,539	89.4	18.6	489,656	96.3	15.4
金融費用	*Financial Expenses*	18,940	-6.6	37,762	6.9	-4.8	18,314	7.0	-3.3	37,746	7.4	-0.0
借入金利息等	*Interest on Borrowings*	12,622	-5.6	25,163	4.6	-5.2	12,525	4.8	-0.8	25,698	5.1	2.1
社債利息等	*Interest on SB etc.*	6,317	-8.5	12,598	2.3	-4.2	5,789	2.2	-8.4	12,047	2.4	-4.4
売上原価	*Cost of Sales*	63	-32.3	173	0.0	-51.5	72	0.0	14.3	157	0.0	-9.2
不動産売上原価	*Cost of Sales of Property*	-	-	24	0.0	-	-	-	-	-	-	-
投資有価証券売上原価	*Cost of Investment Securities*	63	-32.3	149	0.0	-58.3	72	0.0	14.3	157	0.0	5.4
その他の営業費用	*Other Operating Expenses(SG&A)*	178,825	5.1	386,495	70.3	12.5	216,150	82.4	20.9	451,752	88.8	16.9
貸倒関連費用	*Credit Cost*	76,390	-2.0	166,193	30.2	6.9	103,909	39.6	36.0	229,837	45.2	38.3
利息返還関連費用	*Return of overpayment Cost*	-	-	21,074	3.8	-	19,343	7.4	-	37,114	7.3	76.1
広告宣伝費	*Advertising Expenses*	14,645	25.5	28,018	5.1	18.4	9,082	3.5	-38.0	17,547	3.4	-37.4
人件費	*Salaries*	29,509	10.2	58,256	10.6	6.5	30,040	11.5	1.8	59,120	11.6	1.5
役員報酬	*Directors' Salaries*	542	45.7	1,049	0.2	23.1	519	0.2	-4.2	996	0.2	-5.1
従業員給与賞与等	*Employees' Salaries*	21,055	8.9	46,215	8.4	6.4	21,262	8.1	1.0	45,455	8.9	-1.6
その他	*Other*	7,911	11.7	10,992	2.0	5.5	8,258	3.1	4.4	12,667	2.5	15.2
のれん償却	*Amortization of Goodwill and Consolidation Differences*	1,187	36.9	2,055	0.4	5.9	867	0.3	-27.0	1,734	0.3	-15.6
その他	*Other*	57,093	7.9	110,897	20.2	2.8	52,909	20.2	-7.3	106,397	20.9	-19.4
営業利益	*Operating Income*	74,972	13.8	125,116	22.8	-7.1	27,744	10.6	-63.0	19,058	3.7	-84.8
営業外収益	*Non-operating Income*	926	77.7	2,007	0.3	34.4	592	0.2	-36.1	1,198	0.2	-40.3
営業外費用	*Non-operating Expenses*	141	-82.2	159	0.0	-82.6	221	0.1	56.7	256	0.1	61.0
経常利益	*Ordinary Income*	75,757	15.5	126,964	23.1	-6.2	28,115	10.7	-62.9	20,000	3.9	-84.2
特別利益	*Extraordinary Income*	755	15.6	803	0.1	-32.2	418	0.2	-44.6	3,212	0.6	300.0
特別損失	*Extraordinary Losses*	1,199	-79.5	14,994	2.7	113.1	177,403	67.6	14,695.9	182,418	35.9	1,116.6
税引前利益(a)	*Income before Income Taxes(a)*	75,313	24.6	112,773	20.5	-12.9	-148,869	-56.8	-	-159,206	-31.3	-241.2
法人税・住民税及び事業税(b)	*Income Taxes(b)*	26,190	21.7	45,520	8.3	11.0	14,439	5.5	-44.9	17,271	3.4	-62.1
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	3,966	-	-145	-0.0	-	16,054	6.1	-	8,611	1.7	-
少数株主利益	*Minority Interest Loss*	945	204.8	1,571	0.3	123.8	201	0.1	-78.7	387	0.1	-75.4
当期純利益	*Net Income*	44,210	35.1	65,827	12.0	-13.1	-179,564	-68.5	-	-185,476	-36.5	-
実質税率(b+c)/a (%)	*Real Tax Rate(b+c)/a (%)*	40.0	-	40.2	-	-	-	-	-	-	-	-

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥Million)

年/決算月 (Fiscal Year)		05/3	構成比(%)	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	2007/3(E)	構成比(%)
借入金	Borrowings	1,123,076	60.2	1,072,996	56.5	1,128,905	56.8	981,493	54.2	940,091	51.6
都市銀行等	City Banks	150,186	8.1	161,154	8.5	149,677	7.5	140,099	7.7	-	-
信託銀行	Trust Banks	335,539	18.0	364,265	19.2	423,831	21.3	355,017	19.6	-	-
地方銀行·第二地方銀行	Regional Banks	207,959	11.1	195,266	10.3	204,120	10.3	192,462	10.6	-	-
生命保険会社	Life Insurance	131,789	7.1	131,376	6.9	142,853	7.2	112,669	6.2	-	-
損害保険会社	Non-Life Insurance	46,431	2.5	39,095	2.1	34,387	1.7	29,477	1.6	-	-
外国銀行	Foreigner	10,000	0.5	10,000	0.5	10,000	0.5	12,000	0.7	-	-
シンジケートローン	Syndicated Loan	107,079	5.7	33,525	1.8	26,945	1.4	2,350	0.1	-	-
邦銀	Japanese Banks	23,404	1.3	15,725	0.8	9,145	0.5	2,350	0.1	-	-
外銀	Foreigner	20,900	1.1	17,800	0.9	17,800	0.9	-	-	-	-
その他	Other	62,774	3.4	-	-	-	-	-	-	-	-
県信連等	Credit Association	69,765	3.7	77,384	4.1	75,283	3.8	76,446	4.2	-	-
その他	Other	64,327	3.4	60,930	3.2	61,808	3.1	60,971	3.4	-	-
CP·社債等	CP and Bonds	742,331	39.8	827,107	43.5	859,570	43.2	830,589	45.8	881,960	48.4
CP	CP	-	-	23,000	1.2	25,000	1.3	20,000	1.1	-	-
普通社債	SB	478,890	25.7	510,500	26.9	510,500	25.7	448,000	24.7	-	-
流動化	ABS,ABL	263,441	14.1	293,607	15.5	324,070	16.3	362,589	20.0	-	-
合計	Total	1,865,407	100.0	1,900,104	100.0	1,988,476	100.0	1,812,082	100.0	1,822,052	100.0

(2)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥Million)

年/決算月 (Fiscal Year)		05/3	構成比(%)	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	2007/3(E)	構成比(%)
短期調達	Short-term Borrowings	71,695	3.8	87,850	4.6	138,200	7.0	123,050	6.8	120,550	6.6
短期借入	Borrowings	71,695	3.8	64,850	3.4	113,200	5.7	83,050	4.6	-	-
流動化	ABL	-	-	-	-	-	-	20,000	1.1	-	-
CP	CP	-	-	23,000	1.2	25,000	1.3	20,000	1.1	-	-
長期調達	Long-term Borrowings	1,793,712	96.2	1,812,254	95.4	1,850,276	93.0	1,689,032	93.2	1,701,502	93.4
固定金利借入	Fixed Rate	247,179	13.3	208,186	11.0	236,640	11.9	224,609	12.4	-	-
変動金利借入	Floating Rate	804,201	43.1	799,960	42.1	779,064	39.2	673,834	37.2	-	-
キャップ	With Cap	299,135	16.0	226,620	11.9	268,750	13.5	221,250	12.2	-	-
スワップ	With Swap	248,278	13.3	256,907	13.5	256,701	12.9	245,565	13.6	-	-
社債等(固定)	SB Other (Fixed Bond)	626,086	33.6	703,267	37.0	714,123	35.9	628,068	34.7	-	-
普通社債	SB	466,390	25.0	498,000	26.2	498,000	25.0	448,000	24.7	-	-
流動化	ABS,ABL	159,696	8.6	205,267	10.8	216,123	10.9	180,068	9.9	-	-
社債等(変動)	SB Other (Floating Bond)	116,244	6.2	100,839	5.3	120,447	6.1	162,520	9.0	-	-
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.6	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-	-
流動化	ABS,ABL	103,744	5.6	88,339	4.6	107,947	5.4	162,520	9.0	-	-
キャップ	With Cap	103,744	5.6	88,339	4.6	57,947	2.9	42,520	2.3	-	-
合計	Total	1,865,407	100.0	1,900,104	100.0	1,988,476	100.0	1,812,082	100.0	1,822,052	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		05/3	05/9	06/3	06/9	2007/3(E)
調達金利	Funding Rate	1.60	1.53	1.55	1.61	1.90
間接	Indirect	1.68	1.64	1.71	1.89	2.29
直接	Direct	1.48	1.38	1.33	1.27	1.48

※調達金利=末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	1.65	1.55	2.10	2.30	3.00

5. アイフル営業実績 *(Review of Operation / AIFUL)*

(1)営業実績 *(Operating Results)*

年/決算月 (Fiscal Year)		05/3	増減率(yoy%)	05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業債権合計	*Total Receivable Outstanding*	1,515,007	2.4	1,547,297	3.6	1,577,246	4.1	1,490,242	-3.7	1,409,249	-10.7
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	1,471,767	1.4	1,492,898	2.3	1,512,717	2.8	1,425,810	-4.5	1,342,925	-11.2
無担保ローン	*Unsecured*	1,093,662	1.2	1,115,158	2.7	1,133,083	3.6	1,083,031	-2.9	1,031,100	-9.0
有担保ローン	*Home Equity*	345,180	0.7	342,265	-0.4	341,152	-1.2	308,446	-9.9	279,514	-18.1
事業者ローン	*Small Business*	32,924	17.8	35,474	17.6	38,480	16.9	34,332	-3.2	32,311	-16.0
支払承諾見返	*Guarantee*	43,180	58.1	52,668	56.9	62,313	44.3	61,437	16.6	62,770	0.7
個人保証	*Personal Loans*	35,267	35.9	38,091	21.2	41,496	17.7	40,371	6.0	41,226	-0.7
事業者保証	*Small business loans*	7,912	482.6	14,577	585.0	20,817	163.1	21,066	44.5	21,543	3.5
その他	*Other*	-	-	1,730	-	2,216	-	2,994	73.1	3,553	60.3
口座数 (千件)	*Customer Accounts (Thousand)*	2,214	-1.4	2,194	-1.7	2,187	-1.2	2,060	-6.1	1,921	-12.2
無担保ローン	*Unsecured*	2,091	-1.9	2,068	-2.2	2,057	-1.6	1,942	-6.1	1,812	-11.9
有担保ローン	*Home Equity*	98	5.0	100	4.4	101	3.1	92	-7.3	85	-15.8
事業者ローン	*Small Business*	24	17.4	26	14.9	27	11.7	25	-5.3	23	-14.8
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	664	2.8	680	4.1	691	4.1	692	1.8	699	1.2
無担保ローン	*Unsecured*	522	3.1	539	5.0	550	5.3	557	3.3	569	3.5
有担保ローン	*Home Equity*	3,499	-4.0	3,412	-4.6	3,355	-4.1	3,316	-2.8	3,257	-2.9
事業者ローン	*Small Business*	1,323	0.4	1,341	2.4	1,385	4.7	1,370	2.2	1,394	0.6
新規顧客件数 (千件)	*New Accounts (Thousand)*	376	-3.1	180	-6.7	370	-1.4	90	-50.1	168	-54.6
無担保ローン	*Unsecured*	343	-3.4	164	-7.7	338	-1.6	89	-45.7	165	-51.2
有担保ローン	*Home Equity*	23	-3.4	12	2.8	23	-0.6	0	-94.3	1	-95.7
事業者ローン	*Small Business*	9	10.8	4	8.3	9	2.2	0	-92.3	1	-88.9
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	22.6	*-0.2*	22.5	*-0.1*	22.4	*-0.2*	21.1	*-1.5*	20.8	*-1.5*
無担保ローン	*Unsecured*	24.6	*-0.2*	24.4	*-0.2*	24.2	*-0.3*	23.1	*-1.3*	22.9	*-1.3*
有担保ローン	*Home Equity*	16.3	*-0.2*	16.2	*0.0*	15.9	*-0.2*	13.8	*-2.4*	13.6	*-2.3*
事業者ローン	*Small Business*	25.4	*0.1*	25.6	*0.4*	25.2	*-0.4*	23.6	*-2.0*	21.6	*-3.5*

※1:実質平均利回り=営業貸付金利息/((営業貸付金期初残高+営業貸付金期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月 (Fiscal Year)		05/3	増減数(yoy)	05/9	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)	2007/3 *(E)*	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,572(940)	*9*	1,671(941)	*112*	1,912(967)	*340*	1,903(964)	*232*	1,853	*-59*
有人店舗	*Staffed Branches*	545(128)	*5*	541(124)	*-8*	511(121)	*-34*	460(102)	*-81*	433	*-78*
無人店舗	*Unstaffed Branches*	1,023(812)	*5*	1,126(817)	*116*	1,397(846)	*374*	1,440(862)	*314*	1,417	*20*
ローン申込機	*Simple Auto Application Machines*	7(6)	*7*	100(94)	*100*	310(271)	*303*	310(273)	*210*	310	*0*
信販カード担当店等	*Other*	4	*-1*	4	*0*	4	*0*	3	*-1*	3	*-1*
ローン事業店舗出店数 (店)	*Newly Opened Branches*	32	-	102	-	352	-	3	-	-	-
有人店舗	*Staffed Branches*	1	-	-	-	-	-	-	-	-	-
無人店舗	*Unstaffed Branches*	24	-	101	-	351	-	3	-	-	-
ローン申込機	*Simple Auto Application Machines*	7	-	93	-	305	-	3	-	-	-
信販カード担当店等	*Other*	-	-	1	-	1	-	-	-	-	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,561	*4*	1,562	*8*	1,595	*34*	1,588	*26*	-	-
併設型	*At Staffed Branches*	544	*6*	535	*-8*	508	*-36*	458	*-77*	-	-
独立型	*At Unstaffed Branches*	1,017	*-2*	1,027	*16*	1,087	*70*	1,130	*103*	-	-
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	91,103	*17,165*	99,557	*20,845*	101,989	*10,886*	102,918	*3,361*	-	-
自社ATM	*AIFUL ATMs*	1,761	*100*	1,760	*3*	1,803	*42*	1,809	*49*	-	-
提携ATM-CD ※3	*Tie-up ATM-CD ※3*	74,577	*16,521*	82,714	*20,220*	84,836	*10,259*	85,510	*2,796*	-	-
提携コンビニ入金	*Tie-up Convenience Store*	14,765	*544*	15,083	*622*	15,350	*585*	15,599	*516*	-	-
保証提携先金融機関	*Guarantee Tie-up Banks*										
個人保証	*Personal Loans*	41	*9*	44	*6*	44	*3*	44	*0*	-	-
事業者保証	*Small business loans*	32	*25*	40	*24*	57	*25*	59	*19*	-	-
正社員数(a) (人)	*N. of Employees (regularly payroll) (a)*	3,184	*-213*	3,202	*-129*	3,066	*-118*	3,216	*14*	3,096	*30*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	1,503	*150*	1,447	*-134*	1,501	*-2*	1,428	*-19*	-	-
合計(a)+(b)	*Total (a)+(b)*	4,687	*-63*	4,649	*-263*	4,567	*-120*	4,644	*-5*	-	-
非正社員比率(b)/(a+b) (%)	*Ratio of N. of Employees (b)/(a+b)*	32.1	*3.6*	31.1	*-1.1*	32.9	*0.8*	30.7	*-0.4*	-	-

※2:()はロードサイド型

※3:提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(05/3:9,975台、05/9:10,583台、06/3:11,484、06/9:11,726)

注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.

※3 Included Seven Bank CDs (05/3:9,975, 05/9:10,583, 06/3:11,484, 06/9:11,726)

Note:Italic Font=Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	05/9	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	172,607	1.6	343,515	100.0	0.9	159,524	100.0	−7.6	305,864	100.0	−11.0
営業貸付金利息	Interest Income	167,521	1.5	333,541	97.1	0.9	155,281	97.3	−7.3	297,616	97.3	−10.8
無担保ローン	Unsecured	135,306	1.2	269,986	78.6	1.1	128,529	80.6	−5.0	247,684	81.0	−8.3
有担保ローン	Home Equity	27,826	0.3	54,560	15.9	−2.4	22,447	14.1	−19.3	42,272	13.8	−22.5
事業者ローン	Small Business	4,388	19.4	8,994	2.6	16.5	4,303	2.7	−1.9	7,660	2.5	−14.8
その他の金融収益	Other Financial Revenue	1	−98.1	1	0.0	−98.4	12	0.0	1,017.2	64	0.0	3,554.5
その他の営業収益	Other Operating Revenue	5,085	5.4	9,972	2.9	−0.0	4,230	2.7	−16.8	8,183	2.7	−17.9
信用保証収益	Loan Guarantee Fee	2,032	51.4	4,425	1.3	45.4	2,574	1.6	26.7	5,127	1.7	15.9
不動産売上高	Sales of Property	−	−	23	0.0	−	−	−	−	−	−	−
償却債権回収額	Bad Debt Recovery	2,492	19.6	4,299	1.3	5.1	1,076	0.7	−56.8	1,912	0.6	−55.5
その他	Other	560	−59.9	1,223	0.4	−56.9	579	0.4	3.4	1,144	0.4	−6.5
営業費用	Operating Expenses	116,231	−0.7	255,966	74.5	9.8	140,095	87.8	20.5	299,160	97.8	16.9
金融費用	Financial Expenses	15,771	−3.2	31,218	9.1	−4.2	14,537	9.1	−7.8	29,536	9.7	−5.4
借入金利息等	Interest on Borrowings	10,130	−3.7	19,861	5.8	−5.8	9,240	5.8	−8.8	18,306	6.0	−7.8
社債利息等	Interest on SB etc.	5,640	−2.5	11,357	3.3	−1.3	5,297	3.3	−6.1	11,229	3.7	−1.1
売上原価	Cost of Sales	−	−	24	0.0	−	−	−	−	−	−	−
不動産売上原価	Cost of Sales of Property	−	−	24	0.0	−	−	−	−	−	−	−
その他の営業費用	Other Operating Expenses(SG&A)	100,459	−0.2	224,723	65.4	12.1	125,558	78.7	25.0	269,624	88.2	20.0
貸倒関連費用	Credit Cost	45,165	−9.4	103,520	30.1	6.3	62,719	39.3	38.9	147,657	48.3	42.6
利息返還関連費用	Return of overpayment Cost	−	−	17,019	5.0	−	16,745	10.5	−	31,399	10.3	84.5
広告宣伝費	Advertising Expenses	8,953	20.6	16,533	4.8	10.4	3,486	2.2	−61.1	7,701	2.5	−53.4
支払手数料	Commission	6,778	16.9	14,024	4.1	17.2	6,130	3.8	−9.6	13,062	4.3	−6.9
人件費	Salaries	15,048	1.7	29,511	8.6	−1.5	15,101	9.5	0.4	29,108	9.5	−1.4
役員報酬	Directors' Salaries	287	28.1	539	0.2	21.9	245	0.2	−14.6	477	0.2	−11.5
従業員給与賞与等	Employees' Salaries	10,360	−0.3	22,822	6.6	−2.3	10,331	6.5	−0.3	22,230	7.3	−2.6
その他	Other	4,399	5.1	6,149	1.8	0.3	4,524	2.8	2.8	6,401	2.1	4.1
賃借料・地代家賃	Rental Expenses · Land Rent	6,565	−7.9	12,622	3.7	−9.9	6,135	3.8	−6.5	12,414	4.1	−1.6
消耗品費・修繕費	Supplies · Repair and Maintenance	3,176	14.2	7,143	2.1	24.5	3,123	2.0	−1.7	6,502	2.1	−9.0
通信費	Communications	1,237	0.3	2,458	0.7	0.8	774	0.5	−37.4	1,854	0.6	−24.6
保険料	Insurance Premium	2,072	−5.8	4,181	1.2	−5.2	2,298	1.4	10.9	3,122	1.0	−25.3
減価償却費	Depreciation	3,217	−1.3	7,587	2.2	12.4	4,310	2.7	34.0	8,733	2.9	15.1
事業税	Enterprice Tax (Pro forma standard taxation)	488	16.3	899	0.3	2.6	339	0.2	−30.6	639	0.2	−28.9
その他	Other	7,755	34.1	9,220	2.7	−22.7	4,393	2.8	−43.4	7,482	2.4	−18.9
営業利益	Operating Income	56,376	6.4	87,548	25.5	−18.6	19,428	12.2	−65.5	6,703	2.2	−92.3
営業外収益	Non-operating Income	3,406	44.8	7,154	2.0	26.7	3,040	1.9	−10.8	6,018	2.0	−15.9
営業外費用	Non-operating Expenses	119	−80.9	70	0.0	−89.8	185	0.1	54.9	221	0.1	215.7
経常利益	Ordinary Income	59,663	9.1	94,632	27.5	−15.9	22,283	14.0	−62.7	12,500	4.1	−86.8
特別利益	Extraordinary Income	286	−48.8	287	0.1	−67.8	4	0.0	−98.5	2,797	0.9	874.6
特別損失	Extraordinary Losses	224	−41.7	11,141	3.2	1,580.7	158,419	99.3	70,560.2	161,411	52.8	1,348.8
税引前利益(a)	Income before Income Taxes(a)	59,726	8.9	83,778	24.4	−25.7	−136,132	−85.3	−	−146,113	−47.8	−
法人税・住民税等(b)	Income Taxes(b)	20,970	17.9	34,474	10.0	4.2	9,981	6.3	−52.4	11,258	3.7	−67.3
事業税(c)	Enterprise Taxes(c)	4,306	36.5	7,102	2.1	4.2	1,967	1.2	−54.3	2,296	0.8	−67.7
法人税等調整額(d)	Effect of a Tax Consequences(d)	−1,120	−	−8,179	−2.4	−	11,565	7.2	−	3,773	1.2	−
当期純利益	Net Income	35,569	17.8	50,381	14.7	−25.1	−159,647	−100.1	−	−163,442	−53.4	−
実質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	40.4	−	39.9	−	−	−	−	−	−	−	−

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	平均借入期間(年)	2007/3(E)	構成比(%)
借入金	Borrowings	776,096	55.7	808,720	56.3	648,336	51.1	4.5	593,644	46.7
都市銀行等	City Banks	126,529	9.1	114,859	8.0	106,051	8.4	-	-	-
信託銀行	Trust Banks	265,816	19.1	299,675	20.8	229,459	18.1	-	-	-
地方銀行・第二地方銀行	Regional Banks	147,189	10.6	153,610	10.7	133,751	10.6	-	-	-
信用金庫	Shinkin Banks	21,800	1.6	25,200	1.8	20,500	1.6	-	-	-
生命保険会社	Life Insurance	127,043	9.1	139,954	9.7	111,070	8.8	-	-	-
損害保険会社	Non-Life Insurance	36,879	2.6	32,297	2.2	28,034	2.2	-	-	-
外国銀行	Foreigner	10,000	0.7	10,000	0.7	12,000	0.9	-	-	-
シンジケートローン	Syndicated Loan	25,350	1.8	22,245	1.5	-	-	-	-	-
邦銀	Japanese Banks	7,550	0.5	4,445	0.3	-	-	-	-	-
外銀	Foreigner	17,800	1.3	17,800	1.2	-	-	-	-	-
その他	Other	-	-	-	-	-	-	-	-	-
県信連	Credit Association	9,034	0.6	6,708	0.5	4,984	0.4	-	-	-
その他	Other	6,455	0.5	4,171	0.3	2,485	0.2	-	-	-
CP・社債等	CP and Bonds	617,202	44.3	628,841	43.7	619,319	48.9	5.8	676,582	53.3
CP	CP	-	-	-	-	-	-	-	-	-
普通社債	SB	500,500	35.9	500,500	34.8	438,000	34.6	-	-	-
流動化	ABS,ABL	116,702	8.4	128,341	8.9	181,319	14.3	-	-	-
合 計	Total	1,393,298	100.0	1,437,561	100.0	1,267,656	100.0	5.1	1,270,226	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	残存期間(年)	2007/3(E)	構成比(%)
短期調達	Short-term Borrowings	10,000	0.7	53,000	3.7	33,000	2.6	0.1	33,000	2.6
短期借入	Borrowings	10,000	0.7	53,000	3.7	13,000	1.0	-	-	-
流動化	ABL	-	-	-	-	20,000	1.6	-		
CP	CP	-	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,383,298	99.3	1,384,561	96.3	1,234,656	97.4	3.3	1,237,226	97.4
固定金利借入	Fixed Rate	154,349	11.1	178,661	12.4	166,140	13.1	2.9	-	-
変動金利借入	Floating Rate	611,746	43.9	577,058	40.1	469,196	37.0	3.0	-	-
キャップ	With Cap	226,620	16.3	268,750	18.7	221,250	17.5	-	-	-
スワップ	With Swap	256,907	18.4	256,701	17.9	245,565	19.4	-	-	-
社債等(固定)	SB Other (Fixed Bond)	588,702	42.3	552,341	38.4	487,320	38.4	3.4	-	-
普通社債	SB	488,000	35.0	488,000	33.9	438,000	34.6	-	-	-
流動化	ABS,ABL	100,702	7.2	64,341	4.5	49,320	3.9	-	-	-
社債等(変動)	SB Other (Floating Bond)	28,499	2.0	76,499	5.3	111,999	8.8	4.4	-	-
普通社債	SB	12,500	0.9	12,500	0.9	-	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
流動化	ABS,ABL	15,999	1.1	63,999	4.5	111,999	8.8	-	-	-
キャップ	With Cap	15,999	1.1	13,999	1.0	11,999	0.9	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	743,051	53.3	731,002	50.9	653,460	51.5	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,242,578	89.2	1,270,453	88.4	1,132,275	89.3	-	-	-
合 計	Total	1,393,298	100.0	1,437,561	100.0	1,267,656	100.0	3.2	1,270,226	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ、想定元本2,500百万円を含んでおりません。なお、開始年月日が未到来のスワップはありません。
※The date exclude 2.5billion yen notional amount interest cap options which effective date is not arrived yet. In addition, there are no non-arrival interest swap options.

(3)調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		05/9	06/3	06/9	2007/3(E)
調達金利	Funding Rate	1.60	1.58	1.63	1.90
間接	Indirect	1.61	1.66	1.88	2.20
直接	Direct	1.58	1.49	1.37	1.63

※調達金利=末約定ベース平均表面金利 ※Funding Rate = Interest Rate / Average Borrowing

【参考】

(%)

		05/9	06/3	06/9	2007/3(E)
長期プライムレート	Long term prime rate	1.55	2.10	2.30	3.00
5年スワップレート	5Y SWAP rate	0.86	1.54	1.27	
JGB(10年)	10Y JGB	1.45	1.76	1.67	

8. アイフル債権ポートフォリオ (Analysis of Loan Portfolio / AIFUL)

(1) 貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers		年/決算月(Fiscal Year)	05/9 件数(千件) Account ※1	05/9 構成比(%)	05/9 残高(百万円) Loan Balance ※2	05/9 構成比(%)	06/3 件数(千件) Account ※1	06/3 構成比(%)	06/3 残高(百万円) Loan Balance ※2	06/3 構成比(%)	06/9 件数(千件) Account ※1	06/9 構成比(%)	06/9 残高(百万円) Loan Balance ※2	06/9 構成比(%)
無担保ローン (Unsecured Loans)		<25.0%	314	15.2	277,132	24.9	337	16.4	308,943	27.3	314	16.2	299,738	27.7
	25.0%≦	<26.0%	106	5.1	106,019	9.5	104	5.1	105,531	9.3	96	5.0	99,350	9.2
	26.0%≦	<27.0%	44	2.1	41,613	3.7	42	2.1	40,104	3.5	39	2.0	37,486	3.5
	27.0%≦	<28.0%	146	7.1	113,980	10.2	137	6.7	107,081	9.5	129	6.7	99,970	9.2
	28.0%≦	<29.0%	1,153	55.8	453,152	40.6	1,162	56.5	459,438	40.5	1,114	57.4	444,819	41.1
	29.0%≦		302	14.6	123,258	11.1	273	13.3	111,984	9.9	247	12.7	101,665	9.4
	合計	(Total)	2,068	100.0	1,115,158	100.0	2,057	100.0	1,133,083	100.0	1,942	100.0	1,083,031	100.0
有担保ローン (Home Equity Loans)		<13.0%	5	5.4	31,362	9.2	6	6.4	36,547	10.7	7	8.0	37,217	12.1
	13.0%≦	<14.0%	2	2.5	20,230	5.9	2	2.7	20,858	6.1	2	2.7	18,401	6.0
	14.0%≦	<15.0%	3	3.8	24,485	7.2	3	3.8	24,176	7.1	3	3.8	21,703	7.0
	15.0%≦	<16.0%	7	7.6	32,576	9.5	9	9.5	39,157	11.5	8	9.6	35,992	11.7
	16.0%≦	<17.0%	3	3.4	18,920	5.5	2	2.8	15,720	4.6	2	2.7	13,658	4.4
	17.0%≦	<18.0%	4	4.6	22,168	6.5	3	3.9	18,318	5.4	3	3.7	15,798	5.1
	18.0%≦		73	72.8	192,522	56.2	72	70.9	186,374	54.6	64	69.5	165,674	53.7
	合計	(Total)	100	100.0	342,265	100.0	101	100.0	341,152	100.0	92	100.0	308,446	100.0
事業者ローン (Small Business Loans)		<28.0%	14	53.1	21,296	60.0	16	58.3	25,255	65.6	15	60.9	23,549	68.6
	28.0%≦	<29.0%	12	46.8	14,156	39.9	11	41.6	13,206	34.3	9	39.0	10,768	31.4
	29.0%≦		0	0.1	21	0.1	0	0.1	18	0.0	0	0.1	14	0.0
	合計	(Total)	26	100.0	35,474	100.0	27	100.0	38,480	100.0	25	100.0	34,332	100.0
合計		(Total)	2,194	100.0	1,492,898	100.0	2,187	100.0	1,512,717	100.0	2,060	100.0	1,425,810	100.0

(2) 貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstanding		年/決算月(Fiscal Year)	05/9 件数(千件) Account ※1	05/9 構成比(%)	05/9 残高(百万円) Loan Balance ※2	05/9 構成比(%)	06/3 件数(千件) Account ※1	06/3 構成比(%)	06/3 残高(百万円) Loan Balance ※2	06/3 構成比(%)	06/9 件数(千件) Account ※1	06/9 構成比(%)	06/9 残高(百万円) Loan Balance ※2	06/9 構成比(%)
無担保ローン (Unsecured Loans)		(千円/¥ Thousand) <100	150	7.3	10,528	0.9	157	7.7	10,372	0.9	157	8.1	10,699	1.0
	100≦	<200	200	9.7	34,229	3.1	196	9.5	31,166	2.8	167	8.6	26,409	2.4
	200≦	<300	175	8.5	45,423	4.1	163	7.9	40,675	3.6	148	7.6	37,317	3.4
	300≦	<400	200	9.7	69,895	6.3	192	9.4	67,303	5.9	181	9.4	63,598	5.9
	400≦	<500	915	44.3	436,122	39.1	903	43.9	432,288	38.2	863	44.5	413,041	38.1
	500≦	<1,000	245	11.9	199,916	17.9	249	12.1	202,870	17.9	232	12.0	189,669	17.5
	1,000≦		179	8.7	319,043	28.6	194	9.5	348,406	30.7	191	9.8	342,296	31.6
	合計	(Total)	2,068	100.0	1,115,158	100.0	2,057	100.0	1,133,083	100.0	1,942	100.0	1,083,031	100.0
有担保ローン (Home Equity Loans)		(千円/¥ Thousand) <1,000	5	5.9	3,874	1.1	6	5.9	3,874	1.1	5	6.1	3,680	1.2
	1,000≦	<5,000	80	80.6	220,144	64.3	82	81.2	223,320	65.5	75	81.3	204,013	66.1
	5,000≦	<10,000	11	11.4	83,821	24.5	11	10.8	80,725	23.7	9	10.6	72,281	23.4
	10,000≦	<50,000	2	2.1	33,233	9.7	2	2.0	32,229	9.4	1	1.9	27,586	8.9
	50,000≦	<100,000	0	0.0	739	0.2	0	0.0	549	0.2	0	0.0	432	0.1
	100,000≦		0	0.0	453	0.1	0	0.0	453	0.1	0	0.0	452	0.1
	合計	(Total)	100	100.0	342,265	100.0	101	100.0	341,152	100.0	92	100.0	308,446	100.0
事業者ローン (Small Business Loans)		(千円/¥ Thousand) <1,000	8	32.0	5,106	14.4	8	30.5	5,109	13.3	7	31.4	4,714	13.7
	1,000≦	<2,000	15	60.3	25,087	70.7	16	58.2	25,172	65.4	14	56.8	21,856	63.7
	2,000≦		2	7.7	5,279	14.9	3	11.3	8,198	21.3	2	11.8	7,760	22.6
	合計	(Total)	26	100.0	35,474	100.0	27	100.0	38,480	100.0	25	100.0	34,332	100.0
合計		(Total)	2,194	100.0	1,492,898	100.0	2,187	100.0	1,512,717	100.0	2,060	100.0	1,425,810	100.0

※1: Thousand
※2: ¥Million

9. アイフル無担保ローン顧客属性 *(Unsecured Loans Customer Profile / AIFUL)*

(1)性　別 *(Sex)*

(千件/*Thousand*)

年/決算月 *(Fiscal Year)*		05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	114	69.7	234	69.2	62	70.5
	女　性 *(Female)*	49	30.3	104	30.8	26	29.5
	合　計 *(Total)*	164	100.0	338	100.0	89	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	1,425	68.9	1,416	68.9	1,339	69.0
	女　性 *(Female)*	642	31.1	640	31.1	602	31.0
	合　計 *(Total)*	2,068	100.0	2,057	100.0	1,942	100.0

(2)年齢別 *(Age)*

(千件/*Thousand*)

年/決算月 *(Fiscal Year)*		05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/*Age*)	72	43.9	149	44.1	41	46.5
	30 ～ 39	38	23.5	78	23.1	18	21.2
	40 ～ 49	26	16.0	54	16.1	13	15.1
	50 ～ 59	19	11.8	40	12.0	11	12.7
	60 ～	7	4.8	16	4.7	4	4.5
	合　計 *(Total)*	164	100.0	338	100.0	89	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/*Age*)	501	24.2	496	24.1	449	23.1
	30 ～ 39	584	28.3	582	28.3	555	28.6
	40 ～ 49	415	20.1	412	20.0	391	20.1
	50 ～ 59	359	17.4	361	17.5	347	17.9
	60 ～	206	10.0	205	10.0	199	10.3
	合　計 *(Total)*	2,068	100.0	2,057	100.0	1,942	100.0

(3)保険種別 *(Type of Social Security)*

(千件/*Thousand*)

年/決算月 *(Fiscal Year)*			05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	会社員(社保)	*Office Worker (Company Health Insurance)*	77	47.5	154	45.8	39	44.3
	会社員(国保)	*Office Worker (National Health Insurance)*	68	41.5	146	43.3	41	46.2
	自営業者	*Self Employed*	17	11.0	36	10.9	8	9.5
	合　計	*Total*	164	100.0	338	100.0	89	100.0

(4)年収別 *(Annual Income)*

(千件/*Thousand*)

年/決算月 *(Fiscal Year)*		05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	< 2,000 (千円/*¥Thousand*)	30	18.8	65	19.3	16	18.4
	2,000 ≦ < 3,000	38	23.5	80	23.8	22	25.1
	3,000 ≦ < 4,000	41	25.1	84	25.0	22	25.6
	4,000 ≦ < 5,000	23	14.4	48	14.4	12	14.5
	5,000 ≦ < 7,000	19	12.1	39	11.7	9	11.0
	7,000 ≦ < 10,000	7	4.8	15	4.6	3	4.3
	10,000 ≦	2	1.3	4	1.2	0	1.1
	合　計 *(Total)*	164	100.0	338	100.0	89	100.0

10. アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

(1)不動産担保ローン既存顧客構成(件数ベース) *(Home Equity Loans Existing Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*	05/9	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)
性別 *Sex*						
男性 *Male*	80.1	*0.7*	80.7	*1.0*	81.2	*1.1*
女性 *Female*	19.9	*-0.7*	19.3	*-1.0*	18.8	*-1.1*
年齢別 *Age*						
20 ~ 29	1.5	*-0.6*	1.4	*-0.1*	1.1	*-0.4*
30 ~ 39	10.3	*-1.3*	10.5	*0.2*	10.1	*-0.2*
40 ~ 49	23.5	*-1.9*	23.1	*-0.4*	22.3	*-1.2*
50 ~	64.7	*3.8*	65.0	*0.3*	66.4	*1.7*
年収別 *Annual Income*						
< 2,000	18.3	*-0.6*	18.1	*-0.5*	17.6	*-0.7*
2,000 ≦ < 3,000	13.6	*0.0*	13.7	*0.2*	13.7	*0.1*
3,000 ≦ < 4,000	19.6	*0.3*	19.6	*0.2*	19.6	*0.0*
4,000 ≦ < 5,000	15.6	*0.4*	15.7	*0.2*	15.9	*0.3*
5,000 ≦	32.9	*-0.1*	32.9	*-0.1*	33.2	*0.3*

(2)不動産担保ローン新規顧客構成(件数ベース) *(Home Equity Loans New Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*	05/9	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)
掛け目 ※ *Loan to value*						
< 45%	30.8	*-5.9*	29.6	*-6.9*	47.5	*16.8*
45 ≦ < 55%	6.7	*-0.6*	6.7	*-0.4*	5.1	*-1.6*
55 ≦ < 65%	8.0	*-1.3*	8.0	*-0.8*	5.5	*-2.5*
65 ≦ < 75%	29.8	*0.2*	28.8	*-1.3*	20.9	*-8.9*
75%≦	24.7	*7.7*	27.0	*9.4*	21.0	*-3.7*
担保順位 ※ *Mortgage Rank*						
1st	50.1	*-8.4*	48.5	*-7.2*	31.7	*-18.4*
2nd	33.7	*7.5*	35.2	*7.0*	39.5	*5.8*
3rd	7.6	*2.1*	7.7	*1.8*	21.7	*14.1*
4th ~	8.6	*-1.2*	8.6	*-1.6*	7.1	*-1.5*

※:新規顧客+完済後再利用顧客　　※:New Accounts+Return Accounts

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(1)クレジットコストの状況／年間比較 *(Credit Cost / YOY%)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	05/3	/(L)%	05/9	/(L)%	06/3	/(L)%	06/9	/(L)%	2007/3(E)	/(L)%
営業債権合計 (L)	*Total Receivable Outstanding (L)*	1,515,007	-	1,547,297	-	1,577,246	-	1,490,242	-	1,409,250	-
期末営業貸付金	*Loans outstanding*	1,471,767	-	1,492,898	-	1,512,717	-	1,425,810	-	1,342,925	-
無担保	*Unsecured*	1,093,662	-	1,115,158	-	1,133,083	-	1,083,031	-	1,031,100	-
有担保	*Home equity*	345,180	-	342,265	-	341,152	-	308,446	-	279,514	-
事業者	*Small business*	32,924	-	35,474	-	38,480	-	34,332	-	32,311	-
支払承諾見返等	*Guarantee,etc*	43,180	-	54,398	-	64,529	-	64,431	-	66,323	-
期初貸倒引当金	*Allowance for bad debt (Beginning)*	81,693	5.39	81,928	5.29	81,928	5.19	85,659	5.75	85,659	6.08
貸倒発生額合計 ①	*Total Write-offs ①*	91,243	6.02	45,264	2.93	93,422	5.92	57,432	3.85	124,018	8.80
前年同期比	*YOY%*	-0.3		0.5		2.4		26.9		32.8	
貸倒発生額 ②	*Write-offs ②*	90,316	6.14	44,511	2.98	91,890	6.07	56,350	3.95	121,867	9.07
前年同期比	*YOY%*	-0.7		-0.3		1.7		26.6		32.6	
無担保	*Unsecured*	81,193	7.42	39,542	3.55	80,606	7.11	50,684	4.68	108,956	10.57
有担保	*Home equity*	7,187	2.08	3,895	1.14	8,940	2.62	4,180	1.36	9,050	3.24
事業者	*Small business*	1,935	5.88	1,073	3.02	2,343	6.09	1,485	4.33	3,860	11.95
支払承諾見返等	*Guarantee,etc*	926	2.15	753	1.38	1,532	2.37	1,082	1.68	2,150	3.24
個別貸倒引当金繰入 ③ (個別引当) ※	*Non-operating Allowance for bad debt ※ ③*	5,907	0.40	3,436	0.23	6,366	0.42	2,475	0.17	8,101	0.60
無担保	*Unsecured*	2,243	0.21	1,197	0.11	2,537	0.22	2,025	0.19	2,607	0.25
有担保	*Home equity*	3,613	1.05	2,154	0.63	3,705	1.09	393	0.13	5,374	1.92
事業者	*Small business*	51	0.15	85	0.24	124	0.32	55	0.16	118	0.37
①+③	*Total Write-offs ①+③*	97,150	6.41	48,701	3.15	99,789	6.33	59,907	4.02	132,119	9.38
前年同期比	*YOY%*	-0.9		-2.2		2.7		23.0		32.4	
②+③	*Write-offs ②+③*	96,224	6.54	47,947	3.21	98,256	6.50	58,825	4.13	129,968	9.68
前年同期比	*YOY%*	-1.3		-3.0		2.1		22.7		32.3	
無担保	*Unsecured*	83,436	7.63	40,739	3.65	83,143	7.34	52,710	4.87	111,564	10.82
有担保	*Home equity*	10,800	3.13	6,050	1.77	12,645	3.71	4,574	1.48	14,424	5.16
事業者	*Small business*	1,987	6.04	1,158	3.26	2,467	6.41	1,541	4.49	3,979	12.31
支払承諾見返等	*Guarantee,etc*	926	2.15	753	1.38	1,532	2.37	1,082	1.68	2,150	3.24
貸倒関連費用(営業費用)	*Credit Cost*	97,385	6.43	45,165	2.92	103,520	6.56	62,719	4.21	147,657	10.48
貸倒関連費用(特別損失)	*Extraordinary Losses*	-	-	-	-	-	-	99,197	6.66	99,197	7.04
期末貸倒引当金	*Allowance for bad debt (End)*	81,928	5.41	78,392	5.07	85,659	5.43	187,668	12.59	200,394	14.22

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	05/3	/(L)%	05/9	/(L)%	06/3	/(L)%	06/9	/(L)%	2007/3(E)	/(L)%
期末営業貸付金 (L)	*Loans outstanding* (L)	1,471,767	-	1,492,898	-	1,512,717	-	1,425,810	-	1,342,925	-
無担保	*Unsecured*	1,093,662	-	1,115,158	-	1,133,083	-	1,083,031	-	1,031,100	-
有担保	*Home equity*	345,180	-	342,265	-	341,152	-	308,446	-	279,514	-
事業者	*Small business*	32,924	-	35,474	-	38,480	-	34,332	-	32,311	-
4分類開示債権合計 ①	*NPL total* ①	128,662	8.74	132,324	8.86	146,236	9.67	212,267	14.89	-	-
破綻先	*Category 4*	28,144	1.91	30,354	2.03	30,309	2.00	31,081	2.18	-	-
延滞債権	*Category 3*	48,221	3.28	48,921	3.28	63,877	4.22	119,706	8.40	-	-
3ヶ月以上延滞債権	*Category 2*	12,100	0.82	13,370	0.90	15,666	1.04	29,036	2.04	-	-
貸出条件緩和債権	*Category 1*	40,196	2.73	39,678	2.66	36,383	2.41	32,442	2.28	-	-
うち無担保ローン ②	*Unsecured Loan* ②	73,025	6.68	75,527	6.77	84,234	7.43	119,349	11.02	-	-
破綻先	*Category 4*	3,780	0.35	4,088	0.37	4,169	0.37	3,877	0.36	-	-
延滞債権	*Category 3*	20,261	1.85	21,983	1.97	32,548	2.87	62,244	5.75	-	-
3ヶ月以上延滞債権	*Category 2*	9,061	0.83	10,255	0.92	11,899	1.05	21,682	2.00	-	-
貸出条件緩和債権	*Category 1*	39,923	3.65	39,200	3.52	35,617	3.14	31,544	2.91	-	-
期末貸倒引当金 ③	*Allowance for NPL* ③	101,053	6.87	98,875	6.62	106,998	7.07	207,804	14.57	226,156	16.84
無税	*Untaxable*	99,700	6.77	97,467	6.53	105,530	6.98	111,466	7.82	111,982	8.34
有税	*Taxable*	1,353	0.09	1,407	0.10	1,467	0.10	96,337	6.76	114,174	8.50
流動 ④	*Current assets* ④	81,928	5.57	78,392	5.25	85,659	5.66	187,668	13.16	200,394	14.92
固定	*Fixed assets*	19,124	1.30	20,483	1.37	21,339	1.41	20,136	1.41	25,762	1.92
NPLカバー率(ALL) ③/①	*Coverage ratio (All)* ③/①	78.5	-	74.7	-	73.2	-	97.9	-	-	-
NPLカバー率(無担保) ④/②	*Coverage ratio (Unsecured)* ④/②	112.2	-	103.8	-	101.7	-	157.2	-	-	-

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン延滞遷移率(ストック) *(Details of Unsecured Loans)*

(単位:百万円/*¥Million*)

年/決算月 *(Fiscal Year)*		05/3 (6M)	増減率(yoy%)	05/9 (6M)	増減率(yoy%)	06/3 (6M)	増減率(yoy%)	06/9 (6M)	増減率(yoy%)
移管発生率 ※1	*Transfer(5M+Arrearage)Ratio ※1*	0.566	*-0.073*	0.568	*-0.043*	0.659	*0.093*	1.005	*0.437*
移管額	*Transfer(5M+Arrearage)*	36,292	-10.6	36,984	-5.1	43,392	19.6	64,099	73.3

※1:移管発生比率=移管発生金額/営業店残高　Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況／残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位:百万円/*¥Million*)

年/決算月 *(Fiscal Year)*		05/3 (12M)	償却単価 ※2 *(per account)*	05/9 (6M)	償却単価 ※2 *(per account)*	06/3 (12M)	償却単価 ※2 *(per account)*	06/9 (6M)	償却単価 ※2 *(per account)*
償却理由(合計)	*Reason for Write-off (Total)*	81,193	439	39,553	451	80,606	455	50,684	452
増減率	*YOY%*	-2.6		-2.2		-0.7		28.1	
破産	*Bankruptcy*	28,941	513	13,281	535	25,681	536	11,414	557
増減率/占有率	*YOY/Share%*	-17.9	35.6%	-13.4	33.6%	-11.3	31.9%	-14.1	22.5%
債権放棄 ※3	*Waiver of principal due to a settlement*	20,379	-	10,148	-	24,532	-	14,817	-
増減率/占有率	*with lawyer ※3　YOY/Share%*	10.8	25.1%	20.0	25.7%	20.4	30.4%	46.0	29.2%
連絡不能等	*Loss of contact, etc.*	15,233	374	6,917	369	12,109	378	7,403	380
増減率/占有率	*YOY/Share%*	-3.3	18.8%	-18.6	17.5%	-20.5	15.0%	7.0	14.6%
介入後未決	*Unsettled intervention*	6,477	493	4,263	528	7,415	534	5,081	551
増減率/占有率	*YOY/Share%*	25.7	8.0%	25.5	10.8%	14.5	9.2%	19.2	10.0%
不履行	*No intention to repay*	10,161	360	4,941	367	10,868	369	11,968	396
増減率/占有率	*YOY/Share%*	15.4	12.5%	3.8	12.5%	7.0	13.5%	142.2	23.6%

※2:償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※3:債権放棄1口座あたり単価(05/3 329千円、05/9 379千円、06/3 399千円、06/9 425千円)。　Waiver of principal due to a settlement (per account):05/3 329, 05/9 379, 06/3 399, 06/9 425 *(¥Thousand)*

12. ライフ営業指標　*(Review of Operation / LIFE)*

営業債権ベース *(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 (Fiscal Year)		05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9 ①	増減率(yoy%)	2007/3(E)	増減率(yoy%)	会計残高 (On-Balance) 06/9 ②	増減率(yoy%)	(Off-Balance) 06/9 ①−②
営業債権合計 (百万円)	Balance (¥Million)	769,643	5.6	779,560	3.7	753,769	-2.1	746,295	-4.3	591,370	-3.1	162,399
割賦売掛金	Installment Receivable	291,685	7.7	293,333	2.6	266,357	-8.7	250,724	-14.5	197,754	-11.7	68,603
総合斡旋	Credit Card Shopping	88,826	19.0	101,134	27.0	106,856	20.3	117,286	16.0	82,773	17.6	24,083
個品斡旋	Installment Sales Finance	202,858	3.4	192,198	-6.8	159,501	-21.4	133,437	-30.6	114,980	-25.2	44,521
特定	Service	131,368	9.3	121,370	-10.0	98,291	-25.2	76,642	-36.9	-	-	-
一般	Goods	62,842	-5.3	62,512	0.4	52,588	-16.3	49,317	-21.1	-	-	-
代位弁済	Collateral	8,648	-2.5	8,315	-8.8	8,621	-0.3	7,476	-10.1	8,621	-0.3	-
営業貸付金	Loans (Cash Advance)	383,158	7.6	394,776	7.4	399,921	4.4	407,557	3.2	306,125	5.0	93,796
カードキャッシング	with Credit Card	215,563	3.4	220,803	5.5	228,652	6.1	235,763	6.8	176,807	17.2	51,845
キャッシュプラザ	with Loan Card (Life Play Card)	167,094	13.6	173,257	9.9	170,209	1.9	170,312	-1.7	128,258	-8.5	41,951
その他	Other	500	-13.8	715	35.4	1,059	111.8	1,482	107.3	1,059	111.8	-
支払承諾見返	Guarantee	94,799	-7.2	91,450	-6.9	87,490	-7.7	88,013	-3.8	87,490	-7.7	-
パートナー	Partner Loan (Automobile)	967	-40.1	814	-31.8	681	-29.6	575	-29.4	681	-29.6	-
銀行保証	Bank Loan	63,814	-4.5	62,456	-4.4	60,575	-5.1	62,707	0.4	60,575	-5.1	-
住宅	Home Loan	30,016	-11.0	28,178	-11.2	26,234	-12.6	24,731	-12.2	26,234	-12.6	-
クレジットカード	Credit Card											
有効カード会員数 (千人)	Number of Card Holders (Thousand)	12,438	*963*	13,096	*1,180*	13,592	*1,154*	14,414	*1,318*			
プロパー	Proper	1,739	*62*	1,820	*110*	1,909	*170*	1,991	*171*			
提携	Affinity	10,698	*901*	11,276	*1,071*	11,683	*985*	12,423	*1,147*			
新規発行数 (千枚)	Number of New Issue (Thousand)	1,099	*49*	2,310	*224*	1,136	*37*	2,634	*324*			
プロパー	Proper	108	*6*	233	*26*	131	*23*	350	*117*			
提携	Affinity	990	*43*	2,077	*199*	1,004	*14*	2,283	*206*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)											
総合斡旋	Shopping	60	1.7	63	8.6	65	8.3	64	1.6			
キャッシング	Cashing	271	0.0	271	0.4	272	0.4	268	-1.1			
買上実績 (百万円)	Purchase Results (¥Million)											
個品斡旋	Installment Sales Finance	60,515	-10.4	107,974	-20.4	23,215	-61.6	42,289	-60.8			
カード事業	Credit Card	338,245	16.7	706,274	18.2	386,440	14.2	814,642	15.3			
総合斡旋	Shopping	220,431	24.9	470,896	26.2	265,858	20.6	569,771	21.0			
キャッシング	Cashing	117,814	3.8	235,378	5.0	120,581	2.3	244,870	4.0			

注）斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月 (Fiscal Year)		05/9	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)	2007/3(E)	増減数(yoy)
事業店舗数 (店)	Business Branches	286	*9*	288	*8*	286	*0*	280	*-8*
営業店舗	Branches	69	*0*	69	*0*	69	*0*	63	*-6*
ライフカード店	Life card (new concept branches)	7	*2*	9	*2*	13	*6*	17	*8*
キャッシュプラザ	Cash Plaza	210	*7*	210	*6*	204	*-6*	200	*-10*
有人	Staffed	114	*-2*	110	*-4*	103	*-11*	99	*-11*
無人	Unstaffed	96	*9*	100	*10*	101	*5*	101	*1*
加盟店数 (社)	Member Merchant	96,746	*3,119*	98,383	*3,102*	99,659	*2,913*	101,585	*3,202*
正社員数(a) (人)	N of Employees (regularly payroll) (a)	1,869	*29*	1,862	*76*	1,975	*106*	1,886	*24*
非正社員数(b) (人)	N of Employees (temp.) (b)	1,805	*107*	1,846	*107*	1,806	*1*	1,777	*-69*
合計(a)+(b) (人)	Total (a)+(b)	3,674	*128*	3,708	*183*	3,781	*107*	3,663	*-45*
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	49.1	*1.1*	49.8	*0.5*	47.8	*-1.4*	48.5	*-1.3*

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(百万円/¥Million)

年/決算月	*(Fiscal Year)*	05/9	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	66,429	9.2	133,936	100.0	8.1	66,564	100.0	0.2	132,564	100.0	-1.0
割賦売掛金収益	*Installment Receivable*	14,513	11.5	29,493	22.0	9.8	14,116	21.2	-2.7	27,825	21.0	-5.7
総合斡旋	*Credit Card Shopping*	5,296	18.4	11,533	8.6	23.8	6,449	9.7	21.8	13,745	10.4	19.2
個品斡旋	*Installment Sales Finance*	9,200	8.1	17,933	13.4	2.5	7,659	11.5	-16.8	14,070	10.6	-21.5
その他	*Other*	15	-48.3	27	0.0	-50.9	6	0.0	-60.0	9	0.0	-66.7
営業貸付収益	*Loans (Cash Advance)*	45,361	8.8	91,305	68.2	7.5	46,605	70.0	2.7	92,897	70.1	1.7
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	25,172	4.3	50,508	37.7	4.0	25,976	39.0	3.2	52,048	39.3	3.0
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	20,170	15.1	40,753	30.4	12.2	20,576	30.9	2.0	40,716	30.7	-0.1
その他融資	*Other*	19	-5.0	43	0.0	-10.4	52	0.1	173.7	132	0.1	207.0
信用保証収益	*Guarantee*	2,118	5.2	4,241	3.2	4.9	2,094	3.1	-1.1	4,203	3.2	-0.9
その他の金融収益	*Other Financial Revenue*	30	0.0	52	0.0	4.0	37	0.1	23.3	83	0.1	59.6
その他の営業収益	*Other Operating Revenue*	4,405	7.9	8,842	6.6	10.6	3,711	5.6	-15.8	7,554	5.7	-14.6
償却債権回収額	*Bad Debt Recovery*	1,831	8.8	3,531	2.6	11.2	960	1.4	-47.6	2,064	1.6	-41.5
その他の業務収入	*Other*	2,573	7.3	5,310	4.0	10.2	2,751	4.1	6.9	5,489	4.1	3.4
営業費用	*Operating Expenses*	54,851	3.3	109,041	81.4	1.5	60,418	90.8	10.1	122,618	92.5	12.5
金融費用	*Financial Expenses*	4,330	-0.8	8,621	6.4	-2.1	4,729	7.1	9.2	9,795	7.4	13.6
貸倒関連費用	*Credit Cost*	20,924	6.0	39,070	29.2	-1.8	24,599	37.0	17.6	49,747	37.5	27.3
その他の営業費用	*Other Operating Expenses(SG&A)*	29,596	2.2	61,349	45.8	4.3	31,089	46.7	5.0	63,076	47.6	2.8
広告宣伝費	*Advertising Expenses*	3,250	18.7	6,478	4.8	18.6	2,927	4.4	-9.9	5,645	4.3	-12.9
人件費	*Salaries*	8,288	9.1	16,495	12.3	8.1	8,434	12.7	1.8	16,763	12.6	1.6
その他	*Other*	18,058	-3.1	38,375	28.7	0.7	19,726	29.6	9.2	40,667	30.7	6.0
販売費	*Sales Cost*	8,769	4.2	17,826	13.3	1.2	9,303	14.0	6.1	19,242	14.5	7.9
ｼｽﾃﾑ費	*System Cost*	4,098	-22.3	9,285	6.9	-13.2	4,288	6.4	4.6	8,546	6.4	-8.0
施設費	*Rent Cost*	1,855	0.3	3,749	2.8	7.1	2,007	3.0	8.2	4,088	3.1	9.0
管理費	*Admin Cost*	3,334	7.8	7,513	5.6	19.7	4,126	6.2	23.8	8,789	6.6	17.0
営業利益	*Operating Income*	11,577	49.7	24,895	18.6	51.1	6,145	9.2	-46.9	9,945	7.5	-60.1
営業外利益	*Non-operating Income*	70	48.9	156	0.1	66.0	66	0.1	-5.7	70	0.1	-55.1
営業外費用	*Non-operating Expenses*	9	-70.0	18	0.0	-64.0	6	0.0	-33.3	15	0.0	-16.7
経常利益	*Ordinary Income*	11,639	50.2	25,032	18.7	51.5	6,205	9.3	-46.7	10,000	7.5	-60.1
特別利益	*Extraordinary Income*	156	457.1	159	0.1	-26.7	410	0.6	162.8	410	0.3	157.9
特別損失	*Extraordinary Losses*	60	-87.6	1,251	0.9	41.4	3,174	4.8	5,190.0	3,606	2.7	188.2
税引前利益(a)	*Income before Income Taxes(a)*	11,734	60.9	23,940	17.9	51.0	3,441	5.2	-70.7	6,803	5.1	-71.6
法人税・住民税及び事業税(b)	*Income Taxes(b)*	99	-13.9	172	0.1	-23.6	776	1.2	683.8	1,534	1.2	791.9
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	4,770	-	9,739	7.3	-	912	1.4	-	1,528	1.2	-
当期純利益	*Net Income*	6,863	20.0	14,028	10.5	31.4	1,751	2.6	-74.5	3,741	2.8	-73.3
実質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	41.5	-	41.4	-	-	49.1	-	-	45.0	-	-

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

会計ベース*(On-Balance)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	05/9	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	65,530	9.5	132,251	100.0	8.4	65,359	100.0	-0.3	130,392	100.0	-1.4
割賦売掛金収益	*Installment Receivable*	14,067	12.1	28,914	21.9	10.1	13,651	20.9	-3.0	27,286	20.9	-5.6
総合斡旋	*Credit Card Shopping*	5,022	17.5	11,275	8.5	24.0	6,195	9.5	23.4	13,532	10.4	20.0
個品斡旋	*Installment Sales Finance*	9,029	9.5	17,611	13.3	2.9	7,449	11.4	-17.5	13,743	10.5	-22.0
その他	*Other*	15	-48.3	27	0.0	-50.9	6	0.0	-60.0	9	0.0	-66.7
営業貸付収益	*Loans (Cash Advance)*	44,908	9.0	90,200	68.2	7.9	45,865	70.2	2.1	91,265	70.0	1.2
カードキャッシング	*with Credit Card*	24,895	4.5	49,725	37.6	4.0	25,582	39.1	2.8	51,222	39.3	3.0
キャッシュプラザ	*with Loan Card (Life Play Card)*	19,993	15.3	40,431	30.6	13.1	20,230	31.0	1.2	39,910	30.6	-1.3
その他融資	*Other*	19	-5.0	43	0.0	-10.4	52	0.1	173.7	132	0.1	207.0
信用保証収益	*Guarantee*	2,118	5.2	4,241	3.2	4.9	2,094	3.2	-1.1	4,203	3.2	-0.9
その他の金融収益	*Other Financial Revenue*	30	0.0	52	0.0	4.0	37	0.1	23.3	83	0.1	59.6
その他の営業収益	*Other Operating Revenue*	4,405	7.9	8,842	6.7	10.6	3,711	5.7	-15.8	7,554	5.8	-14.6
償却債権回収額	*Bad Debt Recovery*	1,831	8.8	3,531	2.7	11.2	960	1.5	-47.6	2,064	1.6	-41.5
その他の業務収入	*Other*	2,573	7.3	5,310	4.0	10.2	2,751	4.2	6.9	5,489	4.2	3.4
営業費用	*Operating Expenses*	53,952	3.5	107,356	81.2	1.8	59,213	90.6	9.8	120,446	92.4	12.2
金融費用	*Financial Expenses*	3,431	0.7	6,936	5.2	0.6	3,524	5.4	2.7	7,623	5.8	9.9
貸倒関連費用	*Credit Cost*	20,924	6.0	39,070	29.5	-1.8	24,599	37.6	17.6	49,747	38.2	27.3
その他の営業費用	*Other Operating Expenses(SG&A)*	29,596	2.2	61,349	46.4	4.3	31,089	47.6	5.0	63,076	48.4	2.8
広告宣伝費	*Advertising Expenses*	3,250	18.7	6,478	4.9	18.6	2,927	4.5	-9.9	5,645	4.3	-12.9
人件費	*Salaries*	8,288	9.1	16,495	12.5	8.1	8,434	12.9	1.8	16,763	12.9	1.6
その他	*Other*	18,058	-3.1	38,375	29.0	0.7	19,726	30.2	9.2	40,667	31.2	6.0
販売費	*Sales Cost*	8,769	4.2	17,826	13.5	1.2	9,303	14.2	6.1	19,242	14.8	7.9
システム費	*System Cost*	4,098	-22.3	9,285	7.0	-13.2	4,288	6.6	4.6	8,546	6.6	-8.0
施設費	*Rent Cost*	1,855	0.3	3,749	2.8	7.1	2,007	3.1	8.2	4,088	3.1	9.0
管理費	*Admin Cost*	3,334	7.8	7,513	5.7	19.7	4,126	6.3	23.8	8,789	6.7	17.0
営業利益	*Operating Income*	11,577	49.7	24,895	18.8	51.1	6,145	9.4	-46.9	9,945	7.6	-60.1
営業外利益	*Non-operating Income*	70	48.9	156	0.1	66.0	66	0.1	-5.7	70	0.1	-55.1
営業外費用	*Non-operating Expenses*	9	-70.0	18	0.0	-64.0	6	0.0	-33.3	15	0.0	-16.7
経常利益	*Ordinary Income*	11,639	50.2	25,032	18.9	51.5	6,205	9.5	-46.7	10,000	7.7	-60.1
特別利益	*Extraordinary Income*	156	457.1	159	0.1	-26.7	410	0.6	162.8	410	0.3	157.9
特別損失	*Extraordinary Losses*	60	-87.6	1,251	0.9	41.4	3,174	4.9	5,190.0	3,606	2.8	188.2
税引前利益(a)	*Income before Income Taxes(a)*	11,734	60.9	23,940	18.1	51.0	3,441	5.3	-70.7	6,803	5.2	-71.6
法人税·住民税及び事業税(b)	*Income Taxes(b)*	99	-13.9	172	0.1	-23.6	776	1.2	683.8	1,534	1.2	791.9
法人税等調整額(c)	*Effect of a Tax Consequences(c)*	4,770	-	9,739	7.4	-	912	1.4	-	1,528	1.2	-
当期純利益	*Net Income*	6,863	20.0	14,028	10.6	31.4	1,751	2.7	-74.5	3,741	2.9	-73.3
実質税率(b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	41.5	-	41.4	-	-	49.1	-	-	45.0	-	-

14. ライフ資金調達の状況 *(Review of Funding / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(1)形態別調達金額*(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

会計ベース *(On-Balance)*

年/決算月 *(Fiscal Year)*		05/3	構成比(%)	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	2007/3(E)	構成比(%)	会計ベース 06/9	構成比(%)
借入金	*Borrowings*	346,077	65.2	338,449	62.5	320,524	58.8	317,111	60.4	314,908	60.5	317,111	91.4
都市銀行等	*City Banks*	32,875	6.2	34,625	6.4	34,818	6.4	34,048	6.5	-	-	34,048	9.8
信託銀行	*Trust Banks*	39,470	7.4	42,498	7.9	56,495	10.4	51,262	9.8	-	-	51,262	14.8
地方銀行・第二地方銀行	*Regional Banks*	43,955	8.3	45,577	8.4	48,510	8.9	56,961	10.8	-	-	56,961	16.4
系統金融機関	*Cooperative Financial Ins.*	34,167	6.4	46,550	8.6	43,375	8.0	50,962	9.7	-	-	50,962	14.7
生命保険会社	*Life Insurance*	6,087	1.1	4,333	0.8	2,899	0.5	1,599	0.3	-	-	1,599	0.5
損害保険会社	*Non-Life Insurance*	2,942	0.6	2,216	0.4	2,090	0.4	1,443	0.3	-	-	1,443	0.4
その他	*Other*	54,806	10.3	54,475	10.1	57,637	10.6	58,486	11.1	-	-	58,486	16.8
シンジケートローン	*Syndicated Loan*	12,775	2.4	8,175	1.5	4,700	0.9	2,350	0.4	-	-	2,350	0.7
アイフル	*AIFUL*	119,000	22.4	100,000	18.5	70,000	12.9	60,000	11.4	-	-	60,000	17.3
CP・社債等	*CP and Bonds*	184,949	34.8	202,904	37.5	224,154	41.2	207,895	39.6	205,377	39.5	30,000	8.6
流動化	*ABS*	174,949	32.9	169,904	31.4	189,154	34.7	177,895	33.9	-	-	-	-
CP	*CP*	-	-	23,000	4.2	25,000	4.6	20,000	3.8	-	-	20,000	5.8
普通社債	*SB*	10,000	1.9	10,000	1.8	10,000	1.8	10,000	1.9	-	-	10,000	2.9
合　計	*Total*	531,026	100.0	541,354	100.0	544,678	100.0	525,006	100.0	520,286	100.0	347,111	100.0

(2)長期・短期別調達金額*(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 *(Fiscal Year)*		05/3	構成比(%)	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)	2007/3(E)	構成比(%)	会計ベース 06/9	構成比(%)
短期調達	*Short-term Borrowings*	56,240	10.6	77,350	14.3	84,900	15.6	89,550	17.1	87,550	16.8	89,550	25.8
短期借入	*Borrowings*	56,240	10.6	54,350	10.0	59,900	11.0	69,550	13.2	-	-	69,550	20.0
CP	*CP*	-	-	23,000	4.3	25,000	4.6	20,000	3.8	-	-	20,000	5.8
長期調達	*Long-term Borrowings*	474,786	89.4	464,004	85.7	459,778	84.4	435,456	82.9	432,736	83.2	257,561	74.2
固定金利借入	*Fixed Rate*	46,365	8.7	53,836	9.9	57,979	10.6	58,469	11.1	-	-	58,469	16.8
変動金利借入	*Floating Rate*	243,472	45.8	230,263	42.5	202,645	37.2	189,092	36.0	-	-	189,092	54.5
社債等(固定)	*ABS (Fixed Bond)*	98,204	18.5	114,565	21.2	161,782	29.7	140,748	26.8	-	-	10,000	2.9
普通社債	*SB*	10,000	1.9	10,000	1.8	10,000	1.8	10,000	1.9	-	-	10,000	2.9
流動化	*ABS*	88,204	16.6	104,565	19.3	151,782	27.9	130,748	24.9	-	-	-	-
社債等(変動)	*ABS (Floating Bond)*	86,744	16.3	65,339	12.1	37,372	6.9	47,146	9.0	-	-	-	-
流動化	*ABS*	86,744	16.3	65,339	12.1	37,372	6.9	47,146	9.0	-	-	-	-
キャップ	*With Cap*	86,744	16.3	65,339	12.1	37,372	6.9	27,146	5.2	-	-	-	-
合　計	*Total*	531,026	100.0	541,354	100.0	544,678	100.0	525,006	100.0	520,286	100.0	347,111	100.0

(3)調達金利*(Funding Rate)*

(%)

年/決算月 *(Fiscal Year)*		05/3	05/9	06/3	06/9	2007/3*(E)*
調達金利	*Funding Rate*	1.46	1.33	1.40	1.47	1.78
間接	*Indirect*	1.77	1.67	1.78	1.81	2.30
直接	*Direct*	0.87	0.76	0.87	0.95	0.99

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

(参考)

(%)

長期プライムレート	*Long term prime rate*	1.65	1.55	2.10	2.30	3.00

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. ライフ顧客属性 *(Customer Profile / LIFE)*

(1) クレジットカード *(Credit Card)*

1) 性別 *(Scx)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	675	61.8	1,408	61.1	670	59.6
	女　性 *(Female)*	417	38.2	897	38.9	454	40.4
	合　計 *(Total)*	1,092	100.0	2,305	100.0	1,124	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	7,152	57.8	7,518	57.7	7,770	57.5
	女　性 *(Female)*	5,229	42.2	5,508	42.3	5,741	42.5
	合　計 *(Total)*	12,381	100.0	13,027	100.0	13,511	100.0

2) 年齢別 *(Age)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	～19 (才/ *Age*)	6	0.6	8	0.4	6	0.6
	20 ～ 29	157	14.3	348	15.1	186	16.6
	30 ～ 39	220	20.1	470	20.4	232	20.7
	40 ～ 49	223	20.5	471	20.5	218	19.4
	50 ～ 59	237	21.7	489	21.2	228	20.3
	60 ～	250	22.9	516	22.4	252	22.5
	合　計 *(Total)*	1,092	100.0	2,305	100.0	1,124	100.0
既存顧客 *(Existing Accounts)*	～19 (才/ *Age*)	10	0.1	9	0.1	11	0.1
	20 ～ 29	952	7.7	1,003	8.2	1,036	7.7
	30 ～ 39	2,449	19.8	2,549	19.2	2,624	19.4
	40 ～ 49	2,831	22.9	2,918	21.4	2,956	21.9
	50 ～ 59	3,138	25.3	3,331	25.1	3,444	25.5
	60 ～	3,000	24.2	3,214	26.0	3,438	25.5
	合　計 *(Total)*	12,381	100.0	13,027	100.0	13,511	100.0

(2) ライフキャッシュプラザ *(LIFE Cash Plaza)*

1) 性別 *(Sex)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	27	59.3	47	61.8	15	65.6
	女　性 *(Female)*	19	40.7	29	38.2	8	34.4
	合　計 *(Total)*	46	100.0	76	100.0	23	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	208	55.0	207	55.3	196	55.3
	女　性 *(Female)*	170	45.0	167	44.7	158	44.7
	合　計 *(Total)*	378	100.0	375	100.0	355	100.0

2) 年齢別 *(Age)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	05/9	構成比(%)	06/3	構成比(%)	06/9	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/ *Age*)	10	20.8	17	22.8	6	26.8
	30 ～ 39	13	27.3	21	27.7	6	29.0
	40 ～ 49	11	24.5	17	23.0	5	21.2
	50 ～ 59	9	19.3	14	18.6	3	16.6
	60 ～	4	8.2	6	8.0	1	6.5
	合　計 *(Total)*	46	100.0	76	100.0	23	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/ *Age*)	43	11.5	41	11.2	36	10.4
	30 ～ 39	100	26.3	97	26.0	91	25.8
	40 ～ 49	100	26.5	98	26.2	92	26.1
	50 ～ 59	91	24.0	91	24.5	88	24.8
	60 ～	44	11.7	45	12.2	45	12.8
	合　計 *(Total)*	378	100.0	375	100.0	355	100.0

16. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1)営業債権ベース／年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/9			06/3			06/9			2007/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	20,601	769,643	2.68	37,266	779,560	4.78	20,108	753,769	2.67	40,046	746,295	5.37
増減率	yoy%	4.7			1.7			-2.4			7.5		
カード	Card	7,713	304,390	2.53	14,615	321,938	4.54	8,268	335,508	2.46	16,096	353,050	4.56
増減率	yoy%	0.2			-4.2			7.2			10.1		
総合斡旋	Shopping	1,071	88,827	1.21	1,978	101,134	1.96	1,203	106,856	1.13	2,271	117,286	1.94
キャッシング	Cashing	6,642	215,563	3.08	12,636	220,803	5.72	7,064	228,652	3.09	13,825	235,763	5.86
個品斡旋	Installment Sales Finance	2,807	194,212	1.45	5,363	183,883	2.92	3,353	150,880	2.22	7,182	125,960	5.70
増減率	yoy%	0.2			7.4			19.5			33.9		
ライフキャッシュプラザ	Loan Card (Life Play Card)	6,244	167,095	3.74	12,182	173,257	7.03	6,978	170,209	4.10	13,593	170,312	7.98
増減率	yoy%	10.8			6.4			11.8			11.6		
支払承諾見返	Guarantee	1,000	68,678	1.46	1,900	67,092	2.83	924	65,247	1.42	1,960	67,137	2.92
増減率	yoy%	-10.2			-3.4			-7.6			3.2		
住宅	Home Loan	216	34,942	0.62	675	32,762	2.06	219	30,951	0.71	479	28,416	1.69
増減率	yoy%	-79.8			-46.7			1.4			-29.0		
その他	Other	2,621	327	-	2,528	626	-	363	972	-	733	1,418	-
増減率	yoy%	94.1			46.3			-86.2			-71.0		
カード事故	Fraudulent Use of Credit Card	171	-	-	368	-	-	132	-	-	272	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	2,443	-	-	2,148	-	-	227	-	-	453	-	-
その他	Other	8	-	-	11	-	-	4	-	-	8	-	-

(2)買上金額ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/9			06/3			06/9			2007/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,071	220,431	0.49	1,978	470,896	0.42	1,203	265,858	0.45	2,277	569,771	0.40

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

17. ライフ利回り (*Average Yield / LIFE*)

(3)営業債権ベース(*Managed Asset Basis*)

(%)

年/決算月(*Fiscal Year*)		05/3	増減数(yoy)	05/9	増減数(yoy)	06/3	増減数(yoy)	06/9	増減数(yoy)	2007/3(*E*)	増減数(yoy)
合計	*Total*	16.9	*0.5*	17.4	*0.5*	17.3	*0.4*	17.2	*-0.1*	17.4	*0.0*
割賦売掛金収益	*Installment Receivable*	9.8	*0.3*	9.9	*0.2*	9.8	*0.0*	9.9	*0.0*	10.2	*0.4*
総合斡旋	*Credit Card Shopping*	11.8	*0.1*	12.0	*0.4*	12.0	*0.2*	11.8	*-0.2*	12.3	*0.2*
個品斡旋	*Installment Sales Finance*	9.5	*0.3*	9.3	*0.0*	9.2	*-0.3*	9.1	*-0.2*	9.2	*0.0*
営業貸付収益	*Loans (Cash Advance)*	24.0	*-0.3*	24.2	*0.0*	24.0	*0.0*	23.4	*-0.8*	23.1	*-0.9*
カードキャッシング	*with Credit Card*	23.4	*-0.4*	23.7	*0.0*	23.4	*0.0*	23.0	*-0.6*	22.7	*-0.8*
キャッシュプラザ	*with Loan Card (Life Play Card)*	24.9	*-0.5*	25.0	*-0.1*	24.7	*-0.2*	24.0	*-1.0*	23.8	*-0.9*
支払承諾見返	*Guarantee*	4.0	*0.6*	4.4	*0.5*	4.5	*0.5*	4.7	*0.3*	4.7	*0.3*

18. ライフ銀行保証事業 (*Bank Loan Guarantee/LIFE*)

年/決算月(*Fiscal Year*)		05/3	増減率(yoy%)	05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3(*E*)	増減率(yoy%)
保証残高 (百万円)	*Loans* (*¥ Million*)	65,305	-3.8	63,814	-4.5	62,456	-4.4	60,575	-5.1	62,707	0.4
新型商品 (百万円)	*High Yield Product* (*¥ Million*)	24,046	22.7	25,299	15.4	26,765	11.3	27,343	8.1	31,627	18.2
提携先機関 (行)	*Tie-up Banks* (*Number*)	103	*38*	108	*25*	114	*11*	117	*9*	122	*8*
旧型商品 (百万円)	*Low Yield Product* (*¥ Million*)	41,258	-14.6	38,515	-14.3	35,691	-13.5	33,231	-13.7	31,080	-12.9
提携先機関 (行)	*Tie-up Banks* (*Number*)	35	*-6*	31	*-7*	28	*-7*	28	*-3*	28	*0*

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

注： ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

19. 事業者ローン2社の営業指標　*(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	59,772	59.7	73,110	53.5	80,165	34.1	86,636	18.5
口座数	(千件)	*Customer Accounts*	*(Thousand)*	37	34.9	42	28.9	44	18.6	45	7.1
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,599	18.4	1,732	19.1	1,808	13.1	1,898	9.6
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	7	12.5	15	10.1	5	-30.5	10	-33.3
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	15.0	*-0.2*	15.0	*-0.1*	14.9	*-0.1*	14.9	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.7	*-0.1*	2.9	*-0.4*	1.9	*0.2*	4.5	*1.6*
営業店舗数	(店)	*Loan Business Branches*		7	*5*	7	*3*	10	*3*	10	*3*
有人店舗		*Staffed*		7	*5*	7	*3*	10	*3*	10	*3*
無人店舗		*Unstaffed*		–	–	–	–	–	–	–	–
社員数	(人)	*Number of Employees*		80	*24*	82	*17*	91	*11*	111	*29*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	57,175	57.4	67,857	48.6	66,959	17.1	59,205	-12.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	26	51.3	31	50.0	32	26.2	30	-3.2
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,191	4.1	2,143	-0.9	2,034	-7.2	1,921	-10.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	7	101.0	15	66.6	3	-46.0	5	-66.7
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	26.6	*-0.9*	25.4	*-1.8*	24.3	*-2.3*	23.6	*-1.8*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.0	*0.2*	1.9	*0.3*	0.9	*-0.1*	4.8	*2.9*
営業店舗数	(店)	*Loan Business Branches*		57	*15*	63	*13*	63	*6*	63	*0*
有人店舗		*Staffed*		57	*15*	63	*13*	63	*6*	63	*0*
無人店舗		*Unstaffed*		–	–	–	–	–	–	–	–
社員数	(人)	*Number of Employees*		794	*124*	818	*56*	769	*-25*	734	*-84*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

20. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト *(Tryto / Merged : April 2004)*

年/決算月 *(Fiscal Year)*				05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	61,846	10.6	66,544	14.5	62,584	1.2	57,817	-13.1
口座数	(千件)	*Customer Accounts*	*(Thousand)*	170	1.6	177	7.0	167	-1.6	151	-14.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	363	8.9	374	7.0	373	2.8	381	1.9
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	21	32.4	44	27.5	11	-45.2	16	-63.6
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	28.7	*-0.3*	28.5	*-0.5*	28.5	*-0.2*	28.5	*0.0*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	4.8	*-2.6*	8.5	*-3.8*	5.7	*0.9*	12.4	*3.9*
営業店舗数	(店)	*Loan Business Branches*		104	*4*	110	*10*	110	*6*	100	*-10*
有人店舗		*Staffed*		50	*2*	50	*2*	49	*-1*	49	*-1*
無人店舗		*Unstaffed*		54	*2*	60	*8*	61	*7*	51	*-9*
社員数	(人)	*Number of Employees*		292	*46*	295	*43*	299	*7*	286	*-9*

※ アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)ワイド *(Wide / Acquisition : June 2004)*

年/決算月 *(Fiscal Year)*				05/9	増減率(yoy%)	06/3	増減率(yoy%)	06/9	増減率(yoy%)	2007/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	98,770	4.2	99,890	4.8	92,716	-6.1	83,157	-16.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	219	9.8	226	10.8	215	-1.6	195	-13.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	450	-5.1	440	-5.4	430	-4.6	425	-3.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	35	54.6	66	25.8	16	-53.5	23	-65.2
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	29.0	*0.3*	28.9	*0.0*	28.9	*-0.1*	29.0	*0.0*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	4.1	*0.3*	8.6	*-1.7*	5.9	*1.8*	13.0	*4.4*
営業店舗数	(店)	*Loan Business Branches*		293	*0*	295	*2*	294	*1*	294	*-1*
有人店舗		*Staffed*		33	*0*	34	*1*	34	*1*	34	*0*
無人店舗		*Unstaffed*		260	*0*	261	*1*	260	*0*	260	*-1*
社員数	(人)	*Number of Employees*		390	*34*	355	*-3*	324	*-66*	314	*-41*

※ アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数。 Notes:Italic Font = Increase or Decrease

21. 事業者ローン2社の損益の内訳 *(Revenue and Expenses / Small Business Loan Subsidiaries)*

(1)ビジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/9	増減率 (yoy%)	06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	3,851	62.8	8,635	58.6	5,493	100.0	42.6	11,300	100.0	30.9
営業貸付金利息	Interest Income	3,836	63.0	8,610	58.7	5,477	99.7	42.8	11,274	99.8	30.9
その他	Other	14	18.8	25	32.7	15	0.3	6.1	26	0.2	4.0
営業費用	Operating Expenses	3,260	47.7	7,109	47.6	4,860	88.5	49.0	10,367	91.7	45.8
金融費用	Financial Expenses	468	56.8	1,061	57.8	709	12.9	51.3	1,604	14.2	51.2
広告宣伝費	Advertising Expenses	381	21.4	809	19.2	430	7.8	12.9	978	8.7	20.9
貸倒費用	Credit Cost	1,581	54.6	3,494	56.4	2,649	48.2	67.6	5,460	48.3	56.3
人件費	Salaries	400	45.6	826	43.9	492	9.0	23.2	1,050	9.3	27.1
その他	Other	429	44.6	917	39.8	578	10.5	34.6	1,274	11.3	38.9
営業利益	Operating Income	590	273.9	1,526	142.5	633	11.5	7.2	932	8.2	-38.9
営業外収益	Non-operating Income	6	276.0	7	74.2	0	0.0	-99.3	0	0.0	-100.0
営業外費用	Non-operating Expenses	0	-	0	-	-	-	-	-	-	-
経常利益	Ordinary Income	596	273.9	1,533	142.1	633	11.5	6.1	932	8.2	-39.2
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	-	-	-	-	0	0.0	-	0	0.0	-
税引前利益	Income before Income Taxes	596	273.9	1,533	153.1	633	11.5	6.1	932	8.2	-39.2
法人税・住民税及び事業税	Income Taxes	3	99.7	88	1,938.9	754	13.7	19,880.0	912	8.1	936.4
法人税等調整額	Effect of a Tax Consequences	-1,042	-	-980	-	-494	-9.0	-	-571	-5.1	-
当期純利益	Net Income	1,636	937.2	2,425	303.3	373	6.8	-77.1	592	5.2	-75.6

(2)シティズ *(City's / Acquisition : Oct 2002)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/9	増減率 (yoy%)	06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	6,500	51.0	13,998	46.1	7,389	100.0	13.7	13,549	100.0	-3.2
営業貸付金利息	Interest Income	6,406	51.7	13,808	46.7	7,315	99.0	14.2	13,427	99.1	-2.8
その他	Other	93	18.3	189	13.9	73	1.0	-21.3	122	0.9	-35.4
営業費用	Operating Expenses	5,862	95.2	13,873	98.6	5,588	75.6	-4.7	11,590	85.5	-16.5
金融費用	Financial Expenses	300	64.0	674	61.4	410	5.5	36.6	785	5.8	16.5
広告宣伝費	Advertising Expenses	130	75.6	317	62.9	98	1.3	-24.4	261	1.9	-17.7
貸倒費用	Credit Cost	1,024	-	3,739	2,349.7	791	10.7	-22.8	2,416	17.8	-35.4
人件費	Salaries	3,047	73.6	6,177	48.9	3,189	43.2	4.7	5,794	42.8	-6.2
その他	Other	1,359	37.3	2,964	43.2	1,098	14.9	-19.2	2,332	17.2	-21.3
営業利益	Operating Income	638	-50.9	124	-95.2	1,801	24.4	182.4	1,959	14.5	1,479.8
営業外収益	Non-operating Income	6	205.4	11	152.2	23	0.3	251.9	72	0.5	554.5
営業外費用	Non-operating Expenses	2	-41.9	7	-39.9	2	0.0	-7.6	10	0.1	42.9
経常利益	Ordinary Income	641	-50.5	127	-95.1	1,822	24.7	184.0	2,020	14.9	1,490.6
特別利益	Extraordinary Income	-	-	38	-33.8	-	-	-	-	-	-
特別損失	Extraordinary Losses	60	-37.8	86	-17.0	869	11.8	1,332.0	869	6.4	910.5
税引前利益	Income before Income Taxes	581	-54.1	79	-96.9	952	12.9	63.9	1,150	8.5	1,355.7
法人税・住民税及び事業税	Income Taxes	296	-32.0	548	-34.3	949	12.8	220.7	1,222	9.0	123.0
法人税等調整額	Effect of a Tax Consequences	-48	-	-505	-	-542	-7.3	-	-731	-5.4	-
当期純利益	Net Income	333	-51.7	36	-97.5	545	7.4	63.5	659	4.9	1,730.6

22. 消費者金融グループ会社の損益の内訳　(Revenue and Expenses / Consumer Finance Subsidiaries)

営業債権ベース(Managed Asset Basis)

(1)トライト(Tryto / Merged : April 2004)

(百万円/¥Million)

年/決算月(Fiscal Year)		05/9	増減率 (yoy%)	06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	7,947	11.3	16,238	11.7	8,121	100.0	2.2	15,238	100.0	-6.2
営業貸付金利息	Interest Income	7,759	10.7	15,876	11.4	7,999	98.5	3.1	14,987	98.4	-5.6
その他	Other	188	43.9	361	27.2	122	1.5	-35.0	251	1.6	-30.5
営業費用	Operating Expenses	5,981	3.9	12,689	7.9	7,517	92.6	25.7	14,587	95.7	15.0
金融費用	Financial Expenses	421	-8.4	843	-5.9	432	5.3	2.4	833	5.5	-1.2
広告宣伝費	Advertising Expenses	691	78.7	1,201	49.6	484	6.0	-29.9	915	6.0	-23.8
貸倒費用	Credit Cost	2,573	-4.5	5,671	-1.4	4,147	51.1	61.2	7,700	50.5	35.8
人件費	Salaries	1,037	11.4	2,044	6.6	1,045	12.9	0.8	2,098	13.8	2.6
その他	Other	1,256	-2.2	2,928	22.7	1,406	17.3	11.9	3,040	20.0	3.8
営業利益	Operating Income	1,966	42.3	3,548	27.4	604	7.4	-69.2	650	4.3	-81.7
営業外収益	Non-operating Income	13	-1.0	46	64.0	24	0.3	88.2	35	0.2	-23.9
営業外費用	Non-operating Expenses	0	-2.1	0	-82.4	16	0.2	34,129.8	16	0.1	-
経常利益	Ordinary Income	1,979	41.9	3,594	28.0	613	7.6	-69.0	669	4.4	-81.4
特別利益	Extraordinary Income	52	-	58	1,022.8	0	0.0	-99.9	0	0.0	-100.0
特別損失	Extraordinary Losses	7	-90.5	499	18.5	6,345	78.1	79,908.3	6,449	42.3	1,192.4
税引前利益	Income before Income Taxes	2,024	54.4	3,153	31.9	-5,732	-70.6	-	-5,780	-37.9	-
法人税･住民税及び事業税	Income Taxes	445	-	1,322	-84,034.4	5	0.1	-98.7	10	0.1	-99.2
法人税等調整額	Effect of a Tax Consequences	402	-	2	-	939	11.6	-	939	6.2	-
当期純利益	Net Income	1,176	49.8	1,828	29.9	-6,677	-82.2	-	-6,730	-44.2	-

(2)ワイド(Wide / Acquisition : June 2004)

(百万円/¥Million)

年/決算月(Fiscal Year)		05/9	増減率 (yoy%)	06/3	増減率 (yoy%)	06/9	営業収益比 (%)	増減率 (yoy%)	2007/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	12,695	6.4	25,463	6.8	12,138	100.0	-4.4	23,178	100.0	-9.0
営業貸付金利息	Interest Income	12,622	6.5	25,271	6.5	12,035	99.2	-4.7	22,938	99.0	-9.2
その他	Other	72	-7.7	192	65.5	103	0.8	43.1	239	1.0	24.5
営業費用	Operating Expenses	10,245	-6.7	21,282	-3.9	13,369	110.1	30.5	25,539	110.2	20.0
金融費用	Financial Expenses	848	-51.4	1,626	-40.5	743	6.1	-12.4	1,426	0.0	-12.3
広告宣伝費	Advertising Expenses	1,095	49.8	1,990	28.5	816	6.7	-25.5	1,373	5.9	-31.0
貸倒費用	Credit Cost	4,182	-9.2	8,925	-12.2	7,866	64.8	88.1	14,780	63.8	65.6
人件費	Salaries	1,397	18.0	2,637	11.9	1,304	10.7	-6.7	2,547	11.0	-3.4
その他	Other	2,722	0.6	6,102	14.1	2,637	21.7	-3.1	5,412	23.3	-11.3
営業利益	Operating Income	2,449	156.2	4,180	147.2	-1,230	-10.1	-150.2	-2,361	-10.2	-156.5
営業外収益	Non-operating Income	69	360.0	77	285.0	30	0.2	-56.5	35	0.2	-54.5
営業外費用	Non-operating Expenses	8	-50.0	17	-15.0	7	0.1	-12.5	10	0.0	-41.2
経常利益	Ordinary Income	2,510	162.8	4,241	150.7	-1,206	-9.9	-148.0	-2,336	-10.1	-155.1
特別利益	Extraordinary Income	84	-	84	1,300.0	0	0.0	-100.0	0	0.0	-100.0
特別損失	Extraordinary Losses	379	-60.2	1,024	-1.6	8,954	73.8	2,262.5	10,705	0.0	945.4
税引前利益	Income before Income Taxes	2,215	73,733.3	3,301	402.4	-10,160	-83.7	-	-13,041	-56.3	-
法人税･住民税及び事業税	Income Taxes	13	-13.3	1,555	5,659.3	0	0.0	-100.0	-3	0.0	-100.2
法人税等調整額	Effect of a Tax Consequences	897	-	-189	-	3,393	28.0	-	3,393	14.6	-
当期純利益	Net Income	1,304	-	1,935	436.0	-13,554	-111.7	-	-16,432	-70.9	-

23. グループ経営一覧表 *(Group Management)*

(百万円/¥ *Million*)

		06/3	構成比 (%)	06/9	構成比 (%)	増減率 (yoy%)	2007/3(E)	構成比 (%)	増減率 (yoy%)
営業債権残高合計 ※1	*Total Receivable Outstanding ※1*	2,681,746	100.0	2,563,501	100.0	-1.8	2,457,786	100.0	-8.4
アイフル	*Aiful*	1,577,246	58.8	1,490,242	58.1	-3.7	1,409,249	57.3	-10.7
ライフ	*Life*	779,560	29.1	753,769	29.4	-2.1	746,295	30.4	-4.3
ビジネクスト	*Businext*	73,110	2.7	80,165	3.1	34.1	86,636	3.5	18.5
シティズ	*City's*	67,857	2.5	66,959	2.6	17.1	59,205	2.4	-12.8
ワイド	*Wide*	99,890	3.7	92,716	3.6	-6.1	83,157	3.4	-16.8
トライト	*Tryto*	66,559	2.5	62,584	2.4	1.2	57,817	2.4	-13.1
営業収益 ※2	*Total Operating Revenue ※2*	549,547	100.0	262,283	100.0	-3.9	508,714	100.0	-7.4
アイフル	*Aiful*	343,515	62.5	159,524	60.8	-7.6	305,864	60.1	-11.0
ライフ	*Life*	132,251	24.1	65,359	24.9	-0.3	130,392	25.6	-1.4
ビジネクスト	*Businext*	8,635	1.6	5,493	2.1	42.6	11,300	2.2	30.9
シティズ	*City's*	13,998	2.5	7,389	2.8	13.7	13,549	2.7	-3.2
ワイド	*Wide*	25,276	4.6	12,080	4.6	-4.0	23,178	4.6	-8.3
トライト	*Tryto*	16,238	3.0	8,121	3.1	2.2	15,238	3.0	-6.2
経常利益 ※2	*Total Ordinary Income ※2*	126,964	100.0	28,115	100.0	-62.9	20,000	100.0	-84.2
アイフル	*Aiful*	94,632	74.5	22,283	79.3	-62.7	12,500	62.5	-86.8
ライフ	*Life*	25,032	19.7	6,205	22.1	-46.7	10,000	50.0	-60.1
ビジネクスト	*Businext*	1,533	1.2	633	2.3	6.1	932	4.7	-39.2
シティズ	*City's*	127	0.1	1,822	6.5	184.0	2,020	10.1	1490.6
ワイド	*Wide*	4,241	3.3	-1,206	-4.3	-	-2,336	-11.7	-
トライト	*Tryto*	3,594	2.8	613	2.2	-69.0	669	3.3	-81.4
当期純利益 ※2	*Total Net Income ※2*	65,827	100.0	-179,564	100.0	-	-185,476	100.0	-
アイフル	*Aiful*	50,381	76.5	-159,647	-	-	-163,442	-	-
ライフ	*Life*	14,028	21.3	1,751	-	-74.5	3,741	-	-73.3
ビジネクスト	*Businext*	2,425	3.7	373	-	-77.1	592	-	-75.6
シティズ	*City's*	36	0.1	545	-	63.5	659	-	1730.6
ワイド	*Wide*	1,935	2.9	-13,554	-	-	-16,432	-	-
トライト	*Tryto*	1,828	2.8	-6,677	-	-	-6,730	-	-

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

24. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1996年～2006年8月推移 *(Number of Petitions 1996-Aug 2006)*

暦年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年 (8M)	1月	2月	3月	4月	5月	6月	7月	8月
件数	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	110,617	10,479	14,359	16,001	14,302	13,295	15,087	13,494	13,600
yoy	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-9.5%	-3.5%	-0.4%	-11.1%	-13.4%	-5.9%	-12.2%	-13.6%	-12.4%

(2)形態別信用供与残高 *(Consumer Credit Balance)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total		販売信用(ショッピング) Credit Sales (Shopping)		クレジットカード Credit Card		個品割賦 Installment Credit		消費者金融 Consumer Finance		預貯金担保 Deposited Collateral		消費者ローン計 Consumer Loans		銀行等金融機関 Banks & Other Financial Institutions		消費者金融会社 Consumer Finance Companies		信販・カード会社等 Credit Sales & Credit Card Companies etc.	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	47,453	8.6
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額 *(Consumer Credit Provided)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total		販売信用(ショッピング) Credit Sales (Shopping)		クレジットカード Credit Card		個品割賦 Installment Credit		消費者金融 Consumer Finance		預貯金担保 Deposited Collateral		消費者ローン計 Consumer Loans		銀行等金融機関 Banks & Other Financial Institutions		消費者金融会社 Consumer Finance Companies		信販・カード会社等 Credit Sales & Credit Card Companies etc.	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	81,766	7.3
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 3-A

AIFUL Corporation
Press Release

October 10, 2006

AIFUL Announces Cancellation of "Group Life Insurance for Consumer Credit"

TOKYO – It is hereby notified that AIFUL Corporation (President: Yoshitaka Fukuda) will cancel the Group Life Insurance for Consumer Credit ("Group Credit") contracts on November 30, 2006, and will cancel the handling of the new offering procedure on and after December 1.

1. Reason for Cancellation of Group Credit and handling of the new offering procedure

Since 1994, AIFUL, at its own expense, has entered into Group Credit contracts and offered Group Credit to its customers for the purpose of reducing the financial burden of the bereaved family in the case a customer has unfortunately passed away.
However, upon thorough consideration of the Group Credit system, such as the opinion on the judgment as to the necessity of offering Group Credit and the burden of the expenses incurred in providing such service to the customers, AIFUL has decided to cancel the Group Credit contracts.

2. Date of Cancellation

November 30, 2006

3. Subjects of Cancellation

All customers to whom AIFUL has offered Group Credit

4. Future Treatment

AIFUL would like to respond properly, considering the circumstances of the customers and the bereaved families.

	AIFUL Corporation
Headquarters:	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 4

AIFUL Corporation
Press Release

October 23, 2006

AIFUL Announces Basic Outline of Merger by Absorption of Subsidiaries

KYOTO — AIFUL Corporation has announced the basic outline of a merger by absorption of the consolidated subsidiaries id Credit Corporation and Net One Club Corporation, which was approved at today's meeting of the board of directors. The merger is scheduled for March 31, 2007.

1. Objective of Merger

Predecessor companies id Credit Corporation and Net One Club Corporation have been engaged in the Internet consumer finance business since February 2006. The merger by absorption responds to changes in the environment surrounding the consumer finance industry and is intended to increase the effectiveness of marketing and management.

2. Overview of the Merger

(1) Schedule
Approval of the merger agreement by board of directors: January 2007
Signing of the merger agreement: January 2007
Approval of the merger agreement by the general meeting of shareholders:
In accordance with Article 796, Paragraph 3 of the Company Law, no general meeting of AIFUL Corporation's shareholders will be convened.
In accordance with Article 784, Paragraph 1 of the Company Law, no general meeting of the shareholders of either id Credit Corporation or Net One Club Corporation will be convened.
Effective date: March 31, 2007

(2) Merger method
AIFUL Corporation will be the merging corporation in this merger by absorption, and id Credit Corporation and Net One Club Corporation will be dissolved.

(3) Merger ratio
Because id Credit Corporation and Net One Club Corporation are wholly owned subsidiaries, there will be no new share issue.

3. Summary information on merging companies

(As of March 31, 2006)

(1) Name	AIFUL Corporation (Amalgamated company)	id Credit Corporation (Predecessor company)	Net One Club Corporation (Predecessor company)
(2) Principal activities	Consumer finance	Consumer finance	Consumer finance
(3) Established	February 1, 1978	September 30, 2005	September 30, 2005
(4) Location of headquarters	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto	1-2-2 Yuraku-cho, Chiyoda-ku, Tokyo	1-2-2 Yuraku-cho, Chiyoda-ku, Tokyo
(5) Representative	Yoshitaka Fukuda	Kazumitsu Oishi	Kazumitsu Oishi
(6) Capital	¥83,317 million	¥2,500 million	¥1,000 million
(7) Number of shares issued	142,035,000 shares	2,500 shares	2,500 shares
(8) Shareholders' equity	¥632,917 million	¥2,057 million	¥866 million
(9) Total assets	¥2,204,482 million	¥2,356 million	¥937 million
(10) Account settlement date	March 31	March 31	March 31
(11) Number of employees	3,066	10	8
(12) Principal customers	Corporations and individuals	Individuals	Individuals
(13) Principal shareholders and ratio of holdings	Yoshitaka Fukuda, 19.7% Yamakatsu Co., Ltd., 9.4% Marutaka Co., Ltd., 8.6% Erio Lease Co., Ltd., 7.1%	AIFUL Corporation, 100%	AIFUL Corporation, 100%
(14) Principal bank of account	The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	—	—

(15) Relationship of companies concerned	Capital relationship	AIFUL Corporation holds 100% of the outstanding shares of the predecessor companies.
	Personnel relationship	Executives and employees of the predecessor companies were seconded from AIFUL Corporation.
	Business relationship	AIFUL Corporation loaned systems to the predecessor companies.

(16) Performance in the Last Three Fiscal Years

	AIFUL Corporation (Amalgamated company)			id Credit Corporation (Predecessor company)	Net One Club Corporation (Predecessor company)
Fiscal year end	March 2004	March 2005	March 2006	March 2006	March 2006
Operating revenue (¥ million)	334,977	340,615	343,515	2	3
Operating income (¥ million)	95,238	107,581	87,548	-417	-116
Ordinary income (¥ million)	98,932	112,533	94,632	-442	-133
Net income (¥ million)	53,086	67,301	50,381	-442	-133
Net income per share (yen)	560.82	711.20	355.77	-177,185.48	-53,533.67
Dividends per share (yen)	60.00	60.00	60.00	-	-
Shareholders' equity per share (yen)	5,534.17	6,188.00	4,469.03	822,814.51	346,466.32

*Because the predecessor companies were established on the dates shown in (3) above, performance data is only available for one fiscal year.

4. Status Following the Merger

(1) Name: AIFUL Corporation
(2) Principal activities: Consumer finance
(3) Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
(4) President: Yoshitaka Fukuda
(5) Paid in capital: ¥83,317 million (The merger will cause no change.)
(6) Total assets: The effect of the merger on total assets will be insignificant.
(7) Account settlement date: March 31
(8) Effect on performance: The effect of the merger on the performance of AIFUL Corporation will be insignificant.

EXHIBIT 5

AIFUL Corporation
Press Release

October 26 2006

AIFUL Announces Progress Report on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation has announced progress on strengthening its compliance structure, revising its internal regulations, systems, organizations and employee education programs in efforts to prevent recurrence of any legal violations. The efforts that AIFUL has take thus far are summarized below. Underlined texts indicate the new initiatives and their current status.

1. Revision of Internal Regulations

AIFUL has made its internal rules even more rigorous, tightening up its regulations relating to loan and agreement practices and debt collection practices. Specific steps taken include:

- Formulation of the Loans Code of Conduct to clarify prohibited practices when concluding loans and agreements
- Tightening of age limitations on loans
- Introduction of approval by Credit Assessment Department for flow of operations in reissue of credit cards
- Tightening of the screening criteria for home equity loans and small business loans
- Total abolition of letters of attorney for obtaining documents from government offices
- Tightening of the rules when providing product information to customers
- Tightening of rules on telephone calls and dispatch of debt collection documents.

2. System Construction

Omitted display of telephone number in work telephone number column
In order to eliminate telephone calls placed accidentally to the workplaces of customers, work telephone numbers are no longer displayed on terminals for the management of debt collection.

Recording progress of negotiations
AIFUL has rebuilt its system for inputting the progress of negotiations with the aim of improving accuracy, such as by expanding the number of input characters.

3. Comprehensive Guidance and Training for Employees

Strengthened telephone service monitoring at all call centers, targeting debt collection departments
The frequency of monitoring of telephone service at administration departments and counseling centers that specialize in debt collection has been stepped up. AIFUL

monitored a total of 30,709 telephone calls involving 1,416 employees in the first half of the current fiscal year (April - September 2006). Going forward, the company will continue to maintain a similar level of monitoring.

Held Compliance Training Sessions at all branches
From May 8 to 10, 2006, AIFUL ran training sessions for all employees to raise awareness about legal compliance. In addition, since July, the company has designated the fifth business day of each month as a compliance day when all employees participate in training sessions with standardized content.

Introduced new qualification system to ensure complete penetration of a compliance mindset
In addition to making successful completion of the Laws and Regulations Manager Certification (in-house certification), Compliance Officer Certification and the Personal Information Protection Officer Certification (external certifications) a condition of promotion to management posts, AIFUL has made the attainment of these qualifications compulsory for all current managers.

In the current fiscal year, employees sat for the Compliance Officer Certification and the Personal Information Protection Officer Certification on September 10, 2006 — 1,673 employees passed the Compliance Officer Certification and 1,506 employees passed the Personal Information Protection Officer Certification. AIFUL plans to hold an examination for the Laws and Regulations Manager Certification (in-house certification) in January 2007.

Introduced Operations Manager System
AIFUL will introduce Operations Manager Certification (in-house certification) for employees at all branches and call centers who have contact with customers through loan and debt collection services with the aim of ensuring they acquire the necessary legal knowledge and business expertise for each service conducted. The first examination is scheduled to be held in December 2006.

Issued AIFUL Group Handbook
AIFUL prepared the AIFUL Group Handbook and distributed it to Group employees on August 31, 2006 in order to facilitate even deeper understanding and awareness by individuals that they must conduct themselves in a worthy manner as employees of the AIFUL Group. The Handbook also emphasizes compliance and the customer-first principle.

4. Strengthening and Expansion of In-house Checking Structures

Reviewed and strengthened Inspection Department structures
AIFUL has revised all the inspection requirements for the Inspection Department by better aligning the items for inspection with the key categories of Financial Services Agency inspections since April 1, 2006. At the same time, the number of personnel in the Inspection Department has been increased by 25, creating an organization with 61

members of staff that has been carrying out regular inspections. As a result of these changes, the regular inspection cycle for all branches, which was previously 12 months, has been shortened to six months. Regular inspections were conducted at all of the target 494 branches and call centers in the first half of the current fiscal year (April - September 2006).

Revised procedures for on-site checks of offices by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department
AIFUL has revised on-site checklist managed by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department in order to strengthen the checking system related to compliance for loan offices. On-site checks of all the target 115 branch groups were completed in the first half of the current fiscal year (April - September 2006).

Note: Branch group refers generally to the staffed and unstaffed branches in an area, which are managed overall by a branch.

Revised system of branch checking by branch managers (assistant branch managers)
Legal Compliance Checks by branch managers (assistant branch managers) had been conducted in six-month cycles, but the company has accelerated the checking cycle to three months as well as revising the checks relating to compliance. Checks were conducted twice at all of the target 477 branches in the first half of the current fiscal year (April - September 2006).

5. Enhancement of Compliance Structures

Compliance audit implemented by external organization
AIFUL has concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) for the period from July 2006 to the end of March 2007. Mr. Nakajima has an extensive track record in the fields of compliance and corporate crisis management, and AIFUL is receiving advice and support aimed at preventing any recurrence of the company's legal violations and establishing solid compliance structures.

In addition, AFIUL has requested a consulting company to undertake an internal audit, which revealed issues relating to a variety of areas such as organization and structures, human resources, and corporate culture.

6. Revision of Personnel Evaluation System

Elimination of excessively target-driven management system
The company-wide target management system based on performance targets was eliminated at all loan offices and call centers as of April 2006.

Added requirements for appointment to assistant branch manager and leader positions
The company has added acquisition of the qualification for a Lending Operations Manager specified in the Money Lending Business Restriction Law to the requirements for appointment as assistant branch manager, supervisor and leader.

7. Establishment of Other Internal Structures

Complete centralization of debt recovery operations
AIFUL completed the full centralization of all debt recovery operations with the aim of preventing problems and ensuring thorough compliance in April 2006.

Holding of Inspection Commendations
The company has set up Inspection Commendations with the aim of embedding a corporate climate that prioritizes compliance with laws and regulations.

AIFUL will continue to revise its internal regulations, systems, organizations, and employee education programs as necessary in the future to establish a firm compliance structure for the company, and will also continue to report on the status of implementation of these revisions.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 6

AIFUL Corporation
Press Release

October 30, 2006

AIFUL Announces Revision to Interim Financial Results Forecasts

KYOTO — AIFUL Corporation has announced that the financial results forecasts for the interim period of the year ending March 31, 2007 (April 1, 2006 – September 30, 2006), which the company published when it released its financial results on May 16, 2006, were revised as shown below in view of recent trends in business results, based on a decision taken at a meeting of the board of directors held on October 30, 2006.

1. Revision to Interim Financial Results Forecasts

a) Consolidated

(Unit: millions of yen, %)

	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	274,232	42,360	22,870
Current forecast (B)	262,283	28,115	Δ179,564
Change (B – A)	Δ11,948	Δ14,244	Δ202,434
Rate of change (%)	Δ4.4	Δ33.6	–
(Reference) Actual results for same period in the previous year (interim period for year ended March 2006)	272,802	75,757	44,210

b) Non-consolidated

	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	166,485	29,231	16,930
Current forecast (B)	159,524	22,283	Δ159,647
Change (B – A)	Δ6,960	Δ6,947	Δ176,577
Rate of change (%)	Δ4.2	Δ23.8	–
(Reference) Actual results for same period in the previous year (interim period for year ended March 2006)	172,607	59,663	35,569

2. Reasons for Revision to Financial Results Forecasts

a) Revision to Non-consolidated Forecasts

While interest on loans has been lower than initial projections due to factors such as recent trends in business results and social circumstances, interest repayments have risen.

Together with this environment, AIFUL has revised the reserve for interest repayment losses to 79,757 million yen and the reserve for bad debts to 120,609 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October 13. Moreover, the company has also made revisions to deferred tax assets in view of the outlook for the amendments to the Money Lending Business Control and Regulation Law.

As a result of the factors above, AIFUL has revised its interim financial results forecasts.

b) Revision to Consolidated Forecasts

In conjunction with the revision to the non-consolidated financial results forecasts, the company has revised forecast consolidated operating income, ordinary income and net income downwards. AIFUL has also revised the consolidated reserve for interest repayment losses and consolidated reserve for bad debts to 98,755 million yen and 129,367 million yen, respectively, to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October 13

3. Dividend

There are no plans to change the interim dividend.

The financial results forecasts above are forward projections based on information available as of the date of publication. Final results may differ from forecasts due to various factors. Forecasts for the full term for the year ending March 31, 2007 will be announced with the next interim financial results forecasts on November 7, 2006.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 7

AIFUL Corporation
Press Release

November 7, 2006

AIFUL Announces Revision to Full Term Financial Results Forecasts

KYOTO — AIFUL Corporation has announced that the financial results forecasts for the year ending March 31, 2007 (April 1, 2006 – March 31, 2007), which the company published when it released its financial results on May 16, 2006, have been revised as shown below in view of recent trends in business results, based on a decision taken at a meeting of the board of directors held today.

1. Revision to Financial Results Forecasts for the year ending March 31, 2007 (April 1, 2006 - March 31, 2007)

a) Consolidated

(Unit: millions of yen, %)

	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	537,925	96,000	52,540
Current forecast (B)	508,714	20,000	(185,476)
Change (B – A)	(29,211)	(76,000)	(238,016)
Rate of change (%)	(5.4)	(79.2)	—
(Reference) Results for the year ended March 31, 2006	549,547	126,964	65,827

b) Non-consolidated

	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	322,368	65,000	38,085
Current forecast (B)	305,864	12,500	(163,442)
Change (B – A)	(16,504)	(52,500)	(201,527)
Rate of change (%)	(5.1)	(80.8)	—
(Reference) Results for the year ended March 31, 2006	343,515	94,632	50,381

2. Reasons for Revision to Financial Results Forecasts

a) Revision to Non-consolidated Forecasts

In terms of revenue, interest on loans is expected to fall below initial projections, but in costs, interest repayment is on the rise as a result of the increasing interest repayment claims. AIFUL already accounted for a ¥79,757 million reserve for interest repayment losses and a ¥120,609 million reserve for bad debts in its interim financial results forecasts, to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from

Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October 13, 2006. Furthermore, the company also made revisions to deferred tax assets in view of the outlook for the amendments to the Money Lending Business Control and Regulation Law.

As a result of the factors above, AIFUL has revised its full-term financial results forecasts.

b) Revision to Consolidated Forecasts

In conjunction with the revision to the non-consolidated financial results forecasts, the company has revised its forecasts for consolidated financial results for similar reasons to those provided above. AIFUL already accounted for a ¥98,755 million reserve for interest repayment losses and a ¥129,367 million reserve for bad debts in its interim financial results forecasts.

The financial results forecasts above are prepared based on information available as of the date of publication. Actual results may differ from forecasts due to various factors.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 3274-6100 (Investor Relations)

EXHIBIT 8

(Translation)

Aiful Press Release

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: (81) 03-4503-6050

AIFUL Announces US Dollar Denominated Unsecured Notes Issues

TOKYO, December 8, 2006 – AIFUL Corporation (President: Yoshitaka Fukuda) announced its US dollar denominated unsecured notes issues. These notes issues are part of AIFUL's diversified plan for further improvements in its financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

1. Issuer AIFUL CORPORATION

2. Outline of the Notes

(1)	Amount of the Notes to be Issued	Five Hundred Million US Dollars (US$ 500,000,000)	
(2)	Maturity	Five (5) years	
(3)	Conditions of Issue	Interest Rate	6.00%
		Issue Price	99.945% of the denomination of the Notes
(4)	Place of Offering	Private placement to qualified institutional investors in the United States and offerings in other foreign markets, mainly in Europe.	
(5)	Payment Date	December 12, 2006	

END

This document shall not constitute offering or sale of securities in the United States. Except for either the case of registration or exemption from registration of the securities under the U.S. Securities Act of 1933, offering or sale of the securities in the United States shall not be permitted. Our securities have not been registered under the U.S. Securities Act of 1933. This document is prohibited from distribution within the United States. Also, in case of the Stabilization Act in relation to these notes issues, application of such Act shall be subject to the rules of the Financial Services Authority of the United Kingdom (FSA).